PE 12-31-03

ECHELON®

Proxy Statement and 2003 Annual Report to Stockholders

To our shareholders:

2003 was an important year for Echelon during which we set the stage for renewed growth. We strengthened our product and marketing position, laid the groundwork to expand our business significantly, and managed to do that while making a profit and generating cash! The company is strong. We see exciting new opportunities for growth, and, thanks to prudent cash management, we have the resources to exploit them aggressively.

The introduction of our Networked Energy Services (NES) system marked a major step forward in our utility business. NES builds on the assets we acquired from Metering Technology Corporation (MTC) last April and on the Panoramix™ platform, which grew out of our 2002 acquisition of BeAtHome Corporation. In December we delivered components of the NES system to Nuon, a Dutch utility with whom we are doing a pre-deployment pilot. We also began the development of a significant strategic component of NES, our value-added reseller (VAR) program, which allows other companies to build utility applications, and provide services and project management on the NES system.

Our traditional core business — our LonWorks® infrastructure business — supplies hardware and software to the device networking market. The NES system leverages our LonWorks infrastructure business to enable Echelon to become a provider of enabling technology for utilities. We believe Echelon now has ***two*** hardy growth drivers: in addition to the LonWorks infrastructure business, we also have our new NES business.

With NES, the character of the entire utility infrastructure is changed. It transforms the electricity grid from a depreciating asset into a two-way network that enables new services — and creates new revenue streams. Deregulation, especially in Europe and in parts of Asia, is impelling utilities to provide new, differentiating services. NES enables them to do this. We believe it drives the cost of operation so low that the system can pay for itself quite quickly.

The potential for Echelon is huge. Worldwide, there are over a billion electricity meters. In Europe alone, about 200 million meters are candidates for replacement. We think that the pressure for utilities to offer enhanced services means that many of these meters will be replaced at an accelerated rate over the next several years. While other companies offer automatic meter reading and claim to do some of what NES does, I think we have a substantial technical lead over the competition in terms of creating, designing, and supplying a modern and highly functional utility customer care infrastructure.

The Enel project, our largest utility project to date, continues to do well, and we believe the system is already producing savings for Enel. It is important to note that the NES infrastructure carries far more Echelon content and value than does the Enel system; per utility customer, our added value in revenue will probably be five to seven times what it was in the Enel project. So, while Enel is a uniquely large utility with 27 million meters, we as a company see tremendous potential in the market comprising smaller utilities around the world — to not only replace Enel revenues, but to exceed them.

Due to global economic conditions, the infrastructure industry has suffered for the past several years. In 2001 and 2002 our infrastructure business declined slightly. In 2003 we saw small but nevertheless real growth, and we're expecting that as the economy emerges from its downturn, the business will return to healthy growth rates. The market remains enormous, and we believe recognition of the value inherent in open systems is gaining traction.

Even though the industries using our infrastructure product line did not grow dramatically in 2003, we believe we have increased market penetration of LonWorks networks around the world. There has been a marked increase in the minds of users of the value of open systems, which means we can now focus more on the added value of LonWorks networks rather than having to educate people about the generic technology. This development gives us tremendous momentum going forward and will, I believe, drive stronger growth in this arena.

Along these lines, a number of exciting events have particularly important implications for Echelon:

- Three large government agencies announced that they will standardize on LonWorks open networks. These announcements, by the Army Corps of Engineers, NASA, and the New York City Public Schools, are the first public acknowledgement in the U.S. of the value of open systems on a grand scale.
- In a similar development, Mori Building, Co., Ltd., Japan's largest commercial real estate developer and operator, also announced that it would require LonWorks open systems in its projects, committing millions of square feet of commercial real estate to LonWorks networking systems.
- Third, Samsung announced that it will begin building intelligent device networks, based on LonWorks networks for the home. The first major consumer electronics company to move into intelligent device networks for the home, Samsung will have more than a dozen divisions designing products that interoperate with one another using LonWorks technology.

We added significantly to the depth and breadth of our infrastructure offerings last year. Notably, we executed our first installations of the Panoramix platform, and we hope to begin to see more successes this year. We are still in the early stages of educating the Chief Information Officers of large, distributed enterprises on the value to be derived from integrating the data from devices in their enterprises into the systems that run their enterprises. Like everything we do, this process doesn't happen overnight.

Of course, our success wouldn't be possible without the continued commitment and hard work of the entire Echelon team. We have a wealth of extremely capable management talent, ensuring continuity of long-term company management and direction.

As reported, our financial results in 2003 were negatively affected by the costs associated with the acquisition of certain assets of MTC, almost all of which were written off last year. MTC was critical to developing our NES platform, and we view the acquisition costs and incremental ongoing expenses as an important investment. The fact that we shipped a fully compliant and approved utility meter and completed our first NES installation within nine months of the acquisition is a measure of the value of the acquisition and of the smooth integration of MTC into our operations. We expect to see the first NES revenues in 2004 and believe that they will continue to increase for years to come.

It is important to note that we did not reduce our investment in our LonWorks infrastructure business while we continued to develop the NES system. We believe this growth driver is fundamental to the future and differentiation of Echelon going forward. While we remain under substantial expense pressure, simply because we are doing a lot of things simultaneously, we believe we will begin to see the rewards of our efforts beginning in 2004 and for many years ahead.

Finally, although our earnings don't reflect it on a GAAP basis for all the reasons outlined above, 2003 was a very, very good year. And so, once again, to Echelon employees, customers, partners, and our long-term shareholders, thank you all.

M. Kenneth Oshman
Chairman & Chief Executive Officer
April 9, 2004

The foregoing may contain statements relating to future plans, events or performance. These forward-looking statements may involve risks and uncertainties, including risks associated with the introduction of the NES system, including its ability to perform as designed, market acceptance of the system, and the level of NES revenues that Echelon may achieve, if any, from sales of the NES system, both in absolute terms and relative to revenues from the Enel project; the risk that the project with Enel is not completed as contemplated; risks associated with the timing of customer orders, demand for Echelon's NES and infrastructure products and services, and growth of the markets for our NES and infrastructure products and services; and other risks identified in our SEC filings. Actual results, events and performance may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of this date. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events.

ECHELON CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 21, 2004
10:00 A.M. PACIFIC TIME

We cordially invite you to attend the 2004 Annual Meeting of Stockholders of Echelon Corporation. The meeting will be held on Friday, May 21, 2004 at 10:00 a.m., Pacific Time, at 570 Meridian Avenue, San Jose, California 95126. At the meeting we will:

1. Elect three Class C directors for a term of three years and until their successors are duly elected and qualified;
2. Approve our Amended and Restated 1997 Stock Plan;
3. Approve our Management Bonus Plan;
4. Ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2004; and
5. Transact any other business as may properly come before the meeting or any postponement or adjournment thereof.

These items are fully discussed in the following pages, which are made part of this Notice. Stockholders who owned our common stock at the close of business on Wednesday, March 31, 2004 may attend and vote at the meeting. If you will not be attending the meeting, we request that you vote your shares as promptly as possible. You may be eligible to vote your shares in a number of ways. You may mark your votes, date, sign and return the Proxy or voting instruction form. Stockholders whose shares are registered in their own names may vote via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com) or telephonically by calling the telephone number shown on your Proxy Card. If you hold our shares with a broker or bank, you may also be eligible to vote via the Internet or to vote telephonically if your broker or bank participates in the proxy voting program provided by ADP Investor Communication Services. If your shares of common stock are held in an account with a broker or a bank participating in the ADP Investor Communication Services program, you may choose to vote those shares via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com) or telephonically by calling the telephone number shown on your voting form. See "Voting Via the Internet or By Telephone" in the Proxy Statement for further details. Any stockholder attending the meeting may vote in person, even though he, she or it has already returned a Proxy.

Sincerely,

M. Kenneth Oshman
Chairman of the Board and Chief Executive Officer

San Jose, California
April 9, 2004

2004 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

ECHELON CORPORATION

PROXY STATEMENT
FOR
2004 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

Our Board of Directors is soliciting Proxies for the 2004 Annual Meeting of Stockholders to be held at 570 Meridian Avenue, San Jose, California 95126 on Friday, May 21, 2004, at 10:00 a.m., Pacific Time. The address of our principal executive office is 550 Meridian Avenue, San Jose, California 95126 and our telephone number at this address is 408-938-5200. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters set forth in the attached Notice of Annual Meeting. Please read it carefully.

Proxy materials, which include the Proxy Statement, Proxy, letter to stockholders and Form 10-K for the fiscal year ended December 31, 2003, were first mailed to stockholders entitled to vote on or about April 9, 2004.

Costs of Solicitation

We will pay the costs of soliciting Proxies from stockholders. We are required to request brokers and nominees who hold our common stock in their name to furnish our Proxy materials to beneficial owners of such common stock. We may reimburse such firms and nominees for their reasonable expenses in forwarding the Proxy materials to these beneficial owners. Certain of our directors, officers and employees may solicit Proxies on our behalf, without additional compensation, personally or by written communication, telephone, facsimile or other electronic means.

Record Date and Shares Outstanding

Only stockholders of record at the close of business on March 31, 2004, are entitled to attend and vote at the annual meeting. On the record date, 40,624,123 shares of our common stock were outstanding and held of record by 564 stockholders. The closing price of our common stock on the Nasdaq National Market on the record date was $11.27 per share.

QUESTIONS AND ANSWERS

Although we encourage you to read the enclosed Proxy Statement in its entirety, we include this question and answer section to provide some background information and brief answers to several questions you might have about the annual meeting.

Q: Why am I receiving these materials?

A: Our Board of Directors is providing these proxy materials for you in connection with our annual meeting of stockholders, which will take place on May 21, 2004. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: What information is contained in these materials?

A: The information included in this Proxy Statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. Echelon's 2003 Annual Report and audited financials statements, Proxy Card and a return envelope are also enclosed.

Q: What proposals will be voted on at the annual meeting?

A: There are four proposals scheduled to be voted on at the meeting:

- Election of the nominees for director set forth in this Proxy Statement;
- Approval of our Amended and Restated 1997 Stock Plan;
- Approval of our Management Bonus Plan; and
- Ratification of the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2004.

Q: What is Echelon's voting recommendation?

A: Our Board of Directors recommends that you vote your shares "FOR" each of the three nominees to our Board of Directors, "FOR" approval of our Amended and Restated 1997 Stock Plan, "FOR" approval of our Management Bonus Plan, and "FOR" ratification of the appointment of our independent auditors.

Q: Who can vote at the meeting?

A: Our Board of Directors has set March 31, 2004 as the record date for the Annual Meeting. All stockholders who owned Echelon common stock at the close of business on March 31, 2004, or the record date, may attend and vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of common stock held as of the record date on all matters to be voted on. Stockholders do not have the right to cumulate votes. On March 31, 2004, 40,624,123 shares of our common stock were outstanding. Shares held as of the record date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a stockbroker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of Echelon hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Echelon's transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by Echelon. As the stockholder of record, you have the right to grant your voting proxy directly to Echelon or to vote in person at the annual meeting. Echelon has enclosed a Proxy Card for you to use. You may also vote by Internet or by telephone as described below under "*How can I vote my shares without attending the meeting?*"

Beneficial Ownership

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting unless you request a legal proxy from your stockbroker in order to vote at the meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote by Internet or by telephone as described below under "*How can I vote my shares without attending the meeting?*"

Q: How many votes does Echelon need to hold the meeting?

A: A majority of Echelon's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a Proxy Card or voted by telephone or via the Internet.

Q: How are votes counted?

A: You may vote either "FOR" or "WITHHOLD" with respect to each nominee for our Board of Directors. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals. If you abstain from voting on the other proposals, it has the same effect as a vote against. If you just sign your Proxy Card with no further instructions, your shares will be counted as a vote "FOR" each Director, "FOR" approval of our Amended and Restated 1997 Stock Plan, "FOR" approval of our Management Bonus Plan, and "FOR" ratification of the appointment of our independent auditors. If you do not vote and you hold your shares in a brokerage account in your broker's name, also known as "street name" (see description of "Beneficial Ownership" above), your shares will not be counted in the tally of the number of shares cast "FOR," "AGAINST" or "ABSTAIN" on any proposal where your broker does not have discretionary authority to vote, and therefore will have the effect of reducing the number of shares needed to approve any of those items. However, shares held in street name that are not voted, known as "broker non-votes," may be counted for the purpose of establishing a quorum for the meeting as described above under the caption "Beneficial Ownership." Voting results are tabulated and certified by IVS Associates, Inc., an affiliate of ADP Investor Communication Services.

Q: What is the voting requirement to approve each of the proposals?

A: With respect to Proposal One (the election of our directors), directors are elected by a plurality vote, and therefore the three individuals receiving the highest number of "FOR" votes will be elected. Votes of "WITHHOLD" and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality. Proposal Two (approval of our Amended and Restated 1997 Stock Plan), Proposal Three (approval of our Management Bonus Plan) and Proposal Four (ratification of the appointment of our auditors) require the affirmative "FOR" vote of a majority of the shares of our outstanding common stock represented, in person or by proxy, and entitled to vote.

Q: How can I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to do so, please bring the enclosed Proxy Card or proof of identification to the meeting. Even if you plan to attend the annual meeting, Echelon recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, using the Internet or by mail. Please refer to the summary instructions included on your Proxy Card. For shares held in street name, a voting instruction card will be provided by your stockbroker or nominee.

BY TELEPHONE OR THE INTERNET — If you have telephone or Internet access, you may submit your proxy by following the "Vote by Phone" or "Vote by Internet" instructions on the Proxy Card.

BY MAIL — You may do this by signing your Proxy Card or, for shares held in street name, by following the voting instruction card provided by your stockbroker or nominee and mailing it in the enclosed, postage prepaid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: How can I change my vote after I return my Proxy Card?

A: You may revoke your proxy and change your vote at any time before the final vote at the annual meeting. You may do this by signing a new Proxy Card with a later date or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in our first quarterly report on Form 10-Q filed after the date of the meeting.

Q: Who are the proxies and what do they do?

A: The two persons named as proxies on the enclosed Proxy Card, M. Kenneth Oshman, our Chief Executive Officer, and Oliver R. Stanfield, our Chief Financial Officer, were designated by our Board of Directors. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) and where a choice has been specified by the stockholder as provided in the Proxy Card, it will be voted in accordance with the instructions you indicate on the Proxy Card. If you submit the Proxy Card, but do not indicate your voting instructions, your shares will be voted "FOR" Proposals One, Two, Three and Four.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple Proxy Cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Proxy Card. Please complete, sign, date and return each Echelon Proxy Card and voting instruction card that you receive.

Q: What happens if additional proposals are presented at the annual meeting?

A: Other than the four proposals described in this Proxy Statement, Echelon does not expect any additional matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, M. Kenneth Oshman, our Chief Executive Officer, and Oliver R. Stanfield, our Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of Echelon's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board of Directors.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Echelon or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote or (3) to facilitate a successful proxy solicitation by our Board of Directors. Occasionally, stockholders provide written comments on their Proxy Card, which are then forwarded to Echelon's management.

Q: Who will bear the cost of soliciting votes for the annual meeting?

A: Echelon will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Echelon's directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. Echelon may retain the services of a third party firm to aid in the solicitation of proxies. In addition, Echelon may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Our stockholders may submit proposals that they believe should be voted upon at our next year's annual meeting or nominate persons for election to our Board of Directors. Stockholders may also recommend candidates for election to our Board of Directors (See *"Corporate Governance and Other Matters — Consideration of Stockholder Recommendations and Nominations"*). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some stockholder proposals may be eligible for inclusion in our 2005 proxy statement and proxy. Any such stockholder proposals must be submitted in writing to the attention of Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, no later than December 10, 2004, or the date which is 120 calendar days prior to the anniversary of the mailing date of this Proxy Statement. Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our 2005 proxy statement.

Alternatively, under our Bylaws, a proposal or a nomination that the stockholder does not seek to include in our 2005 proxy statement pursuant to Rule 14a-8 may be submitted in writing to Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, for the 2005 Annual Meeting of Stockholders not less than 20 days nor more than 60 days prior to the date of such meeting. Note, however, that in the event we provide less than 30 days notice or prior public disclosure to stockholders of the date of the 2005 Annual Meeting, any stockholder proposal or nomination not submitted pursuant to Rule 14a-8 must be submitted to us not later than the close of business on the tenth day following the day on which notice of the date of the 2005 Annual Meeting was mailed or public disclosure was made. For example, if we provide notice of our 2005 Annual Meeting on April 15, 2005, for a 2005 Annual Meeting on May 10, 2005, any such proposal or nomination will be considered untimely if submitted to us after April 25, 2005. For purposes of the above, "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by us with the Securities and Exchange Commission, or the SEC. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. If a stockholder gives notice of such a proposal after the deadline computed in accordance with our Bylaws, or the Bylaw Deadline, the stockholder will not be permitted to present the proposal to our stockholders for a vote at the 2005 Annual Meeting.

The rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting, or the Discretionary Vote Deadline. The Discretionary Vote Deadline for the 2005 Annual Meeting is February 23, 2005, or the date which is 45 calendar days prior to the anniversary of the mailing date of this Proxy Statement. If a stockholder gives notice of such a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2005 Annual Meeting.

Because the Bylaw Deadline is not capable of being determined until we publicly announce the date of our 2005 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at the 2005 Annual Meeting and we believe that our proxy holders at such meeting would be allowed to use the discretionary authority granted by the proxy to vote against the proposal at such meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

CORPORATE GOVERNANCE AND OTHER MATTERS

Board Independence and Corporate Governance Guidelines

We have determined that all of our directors, other than Messrs. Markkula and Oshman, are independent directors under the marketplace rules of the Nasdaq Stock Market. We have also determined that all directors serving as members of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are independent under the marketplace rules of the Nasdaq Stock Market and the rules of the SEC. In addition, in January 2003, our Board appointed Arthur Rock as our Presiding Director. Under our Corporate Governance Guidelines, adopted by our Board of Directors in November 2002, the Presiding Director was selected by our non-employee directors and assumed the responsibilities of chairing meetings of non-employee directors, serving as the liaison between our Chief Executive Officer and our independent directors, approving Board of Directors' meeting agendas and schedules and information flow to our Board of Directors and such further responsibilities that the non-employee directors as a whole designate from time to time. Our Corporate Governance Guidelines also give our Board of Directors responsibility over such matters as overseeing our Chief Executive Officer and other senior management in the competent and ethical operation of our company, gathering and analyzing information obtained from management, retaining counsel and expert advisors, and overseeing and monitoring the effectiveness of governance practices. A copy of our Corporate Governance Guidelines can be viewed at the investor relations section of our website at www.echelon.com.

Consideration of Stockholder Recommendations and Nominations

The Nominating and Corporate Governance Committee of our Board of Directors will consider both recommendations and nominations for candidates to our Board of Directors from stockholders. A stockholder that desires to recommend a candidate for election to our Board of Directors shall direct the recommendation in writing to the Company Corporate Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock and amount of stock holdings. For a stockholder recommendation to be considered by the Nominating and Corporate Governance Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals.

If, instead, a stockholder desires to nominate a person directly for election to our Board of Directors, the stockholder must follow the rules set forth by the SEC (see "*Deadline for Receipt of Stockholder Proposals*" above) and meet the deadlines and other requirements set forth in Section 2.15 of our Bylaws, including, (a) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of our company which are beneficially owned by such person, (iv) any other information relating to such person that is required by law to be disclosed in solicitations of proxies for election of directors and (v) such person's written consent to being named as a nominee and to serving as a director if elected; and (b) as to the stockholder giving the notice: (i) the name and address, as they appear on our company's books, of such stockholder, and (ii) the class and number of shares of our company which are beneficially owned by such stockholder and (iii) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination.

Identifying and Evaluating Nominees for Director

The Nominating and Corporate Governance Committee shall use the following procedures to identify and evaluate the individuals that it selects, or recommends that our Board of Directors selects, as director nominees:

- The Committee shall review the qualifications of any candidates who have been properly recommended or nominated by stockholders, as well as those candidates who have been identified by management, individual members of our Board of Directors or, if the Committee determines, a search firm. Such review may, in the Committee's discretion, include a review solely of information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Committee deems proper.

- The Committee shall evaluate the performance and qualifications of individual members of our Board of Directors eligible for re-election at the annual meeting of stockholders.
- The Committee shall consider the suitability of each candidate, including the current members of our Board of Directors, in light of the current size and composition of our Board of Directors. In evaluating the suitability of the candidates, the Committee considers many factors, including, among other things, issues of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other commitments and the like. The Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of our Board of Directors as a whole. Except as may be required by rules promulgated by Nasdaq or the SEC, it is the current sense of the Committee that there are no specific minimum qualifications that must be met by each candidate for our Board of Directors, nor are there specific qualifies or skills that are necessary for one or more of the members of our Board of Directors to possess.
- After such review and consideration, the Committee selects, or recommends that our Board of Directors select, the slate of director nominees, either at a meeting of the Committee at which a quorum is present or by unanimous written consent of the Committee.
- The Committee will endeavor to notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to our Board of Directors.

Stockholder Communication with our Board of Directors

Any stockholder may contact any of our directors by writing to them by mail or express mail c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

Any stockholder communications directed to our Board of Directors (other than concerns regarding questionable accounting or auditing matters directed to the Audit Committee or otherwise in accordance with our Financial Information Integrity Policy) will first go to our General Counsel, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log.

Unless the communication is marked "confidential," our General Counsel will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of our stockholder communications log that our General Counsel maintains with respect to all stockholder communications.

At least quarterly, or more frequently as our General Counsel deems appropriate, our General Counsel will forward all such original stockholder communications along with the related memos to our Board of Directors for review.

Any stockholder communication marked "confidential" will be logged by our General Counsel as "received" but will not be reviewed, opened or otherwise held by our General Counsel. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by our General Counsel.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Echelon. The Code of Business Conduct and Ethics is posted on our Internet website. The address of our website is http://www.echelon.com., and the Code of Business Conduct and Ethics may be found under the investor relations section of the website. We will post any amendments to, or waivers from, our Code of Business Conduct and Ethics at that location on our website.

Attendance by Board Members at the Annual Meeting of Stockholders

It is the policy of our Board of Directors to strongly encourage board members to attend the annual meeting of stockholders. All but one member of our Board of Directors attended our annual meeting of stockholders in person on May 16, 2003.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

We currently have eight members on our Board of Directors. Our Board of Directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's Annual Meeting of Stockholders. Directors Michael E. Lehman, Richard M. Moley and Arthur Rock are the Class C directors whose terms expire at the 2004 Annual Meeting of Stockholders and they have been nominated by our Board of Directors for reelection at the Annual Meeting of Stockholders to be held May 21, 2004. Directors M. Kenneth Oshman and Larry W. Sonsini are the Class A directors whose terms will expire at the 2005 Annual Meeting of Stockholders and Robert J. Finocchio, Jr., Armas Clifford Markkula, Jr. and Robert R. Maxfield are the Class B directors whose terms will expire at the 2006 Annual Meeting of Stockholders. All of the directors, including the Class C nominees, are incumbent directors. There are no family relationships among any of our directors or executive officers, including any of the nominees mentioned above. Unless otherwise instructed, the holders of proxies solicited by this Proxy Statement will vote the proxies received by them for the three Class C nominees. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote for a nominee designated by the present Board of Directors to fill the vacancy. We are not aware of any reason that any nominee will be unable or will decline to serve as a director. Our Board of Directors recommends a vote "FOR" the election of each of the Class C nominees listed above.

Nominees

The names of the members of our Board of Directors, including the Class C nominees, their ages as of March 31, 2004 and certain information about them, are set forth below.

Name	Age	Principal Occupation
M. Kenneth Oshman (1)	63	Chairman of the Board and Chief Executive Officer of Echelon
Robert J. Finocchio, Jr. (3)	53	Corporate director, private investor and part time professor
Michael E. Lehman (2) (3)	53	Financial consultant
Armas Clifford Markkula, Jr.	62	Vice Chairman of the Board of Directors of Echelon
Robert R. Maxfield (4)	62	Private investor
Richard M. Moley (2) (4)	65	Private investor
Arthur Rock (2) (3) (5)	77	Principal of Arthur Rock & Co.
Larry W. Sonsini (5)	63	Chairman and Chief Executive Officer of Wilson Sonsini Goodrich & Rosati, P.C.

(1) Member of the Stock Option Committee.
(2) Denotes nominee for election at the 2004 Annual Meeting of Stockholders.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Nominating and Corporate Governance Committee.

M. Kenneth Oshman has been Chief Executive Officer of our company since December 1988 and Chairman of our Board of Directors since September 1989. He also served as our President from 1988 to 2001. Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President and a director at ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of its Corporate Management Board. He remained in that position until 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. Mr. Oshman also serves as a director of Sun Microsystems and Knight-Ridder. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Robert J. Finocchio, Jr. has been a director of our company since August 1999. Mr. Finocchio served as Chairman of the Board of Informix Corporation, an information management software company, from August 1997 to September 2000. Since September 2000, Mr. Finocchio has been a dean's executive professor at Santa Clara University's Leavey School of Business. From July 1997 until July 1999, Mr. Finocchio served as President and Chief Executive Officer of Informix. From December 1988 until May 1997, Mr. Finocchio was employed with 3Com Corporation, a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Mr. Finocchio also serves as a director of Altera Corp., PalmSource, Inc. and Pinnacle Systems, Inc. Mr. Finocchio is also a Trustee of Santa Clara University. Mr. Finocchio holds a B.S. degree in economics from Santa Clara University and an M.B.A. degree from the Harvard Business School.

Michael E. Lehman has been a director of our company since November 2002. During the past 15 years, Mr. Lehman held various management positions at Sun Microsystems, Inc., a provider of computer systems and professional support services. While at Sun, he served as Executive Vice President from July 2002 until his resignation from his employment position in September 2002. From July 2000 to July 2002, he served as Executive Vice President, Corporate Resources and Chief Financial Officer, and as Vice President, Corporate Resources and Chief Financial Officer from January 1998 to July 2000. He served as Vice President and Chief Financial Officer from February 1994 to January 1998. Mr. Lehman held various positions in the finance organization of Sun from August 1987 to February 1994. Prior to his tenure at Sun, Mr. Lehman was a senior manager in the San Francisco office of PricewaterhouseCoopers, the international accounting firm, where he was responsible for audits of multinational entities. Mr. Lehman is also a director of Sun Microsystems, MGIC Investment Corporation and NetIQ Corporation. Mr. Lehman holds a B.B.A. degree in accounting from the University of Wisconsin-Madison.

Armas Clifford Markkula, Jr. is the founder of our company and has served as a director since 1988. He has been Vice Chairman of our Board of Directors since 1989. Mr. Markkula was Chairman of the Board of Apple Computer, Inc. from January 1977 to May 1983 and from October 1993 to February 1996 and was a director from 1977 to 1997. A founder of Apple, he held a variety of positions there, including President/Chief Executive Officer and Vice President of Marketing. Prior to founding Apple, Mr. Markkula was with Intel Corporation as Marketing Manager, Fairchild Camera and Instrument Corporation as Marketing Manager in the Semiconductor Division, and Hughes Aircraft as a member of the technical staff in the company's research and development laboratory. Mr. Markkula is a trustee of Santa Clara University. Mr. Markkula received B.S. and M.S. degrees in Electrical Engineering from the University of Southern California.

Robert R. Maxfield has been a director of our company since 1989. He was a co-founder of ROLM in 1969, and served as Executive Vice President and a director until ROLM's merger with IBM in 1984. Following the merger, he continued to serve as Vice President of ROLM until 1988. Since 1988, he has been a private investor, and is a consulting professor in the Management Science and Engineering Department at Stanford University. Dr. Maxfield was a partner with Kleiner, Perkins, Caufield & Byers, a venture capital firm, from 1989 to 1992. Dr. Maxfield received B.A. and B.S.E.E. degrees from Rice University, and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Richard M. Moley has been a director of our company since February 1997. Since August 1997, Mr. Moley has been a private investor. From July 1996 to August 1997, he served as Senior Vice President, Wide Area Business Unit and as a director of Cisco Systems, following Cisco Systems' purchase of StrataCom, Inc., where he was Chairman of the Board, Chief Executive Officer and President. Mr. Moley also serves as a director of Linear

Technology and Spirent PLC. Mr. Moley received a B.S. degree in Electrical Engineering from Manchester University, an M.S. degree in Electrical Engineering from Stanford University and an M.B.A. degree from Santa Clara University.

Arthur Rock has been a director of our company since 1988. Mr. Rock has been Principal of Arthur Rock & Co., a venture capital firm, since 1969. Mr. Rock also serves as a director of The Nasdaq Stock Market, Inc. Mr. Rock received a B.S. degree in Political Science and Finance from Syracuse University and an M.B.A. degree from the Harvard Business School.

Larry W. Sonsini has been a director of our company since 1993. Mr. Sonsini serves as Chairman and Chief Executive Officer of the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where he has practiced since 1966. Mr. Sonsini also serves as a director of Brocade Communications Systems, Lattice Semiconductor Corporation, LSI Logic Corporation, Pixar and Silicon Valley Bancshares. Mr. Sonsini received an A.B. degree in Political Science and Economics and an L.L.B. degree from the University of California at Berkeley.

Board Meetings

Our Board of Directors held seven meetings in 2003. Each director is expected to attend each meeting of our Board of Directors and those Committees on which he serves. Each incumbent director attended at least 75% of our Board of Directors and Committee meetings during 2003 held during the period for which such director was a director or member of a committee. Certain matters were approved by our Board of Directors or a Committee of our Board of Directors by unanimous written consent. Directors are strongly encouraged to attend annual meetings of our stockholders. Six directors attended our last annual meeting of stockholders, which was held on May 16, 2003.

Board Committees

Our Board of Directors currently has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each has a written charter that has been approved by our Board of Directors, copies of which can be viewed at the investor relations section of our website at www.echelon.com. Pursuant to our 1997 Stock Option Plan, our Board delegated authority to Mr. Oshman to grant stock options to employees who are not executive officers of up to a maximum of 25,000 shares per person per year and, generally, up to an aggregate of 250,000 shares per year. The Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee are described as follows:

Audit Committee: The current members of the Audit Committee are Robert J. Finocchio, Jr., Michael E. Lehman and Arthur Rock. The Board has determined that directors Finocchio and Lehman are "audit committee financial experts" as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended, and that all members of our Audit Committee are independent within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Audit Committee held four meetings in 2003. The purposes of the Audit Committee are to:

- oversee our accounting and financial reporting processes and the internal and external audits of our financial statements;
- assist our Board of Directors in the oversight and monitoring of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance, and (iv) our internal accounting and financial controls;
- outline to our Board of Directors the results of its monitoring and recommendations derived therefrom and improvements made, or to be made, in internal accounting controls;
- prepare the report that the rules of the SEC require to be included in our annual proxy statement;
- appoint independent auditors; and

- provide to our Board of Directors such additional information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require the attention of our Board of Directors.

The responsibilities of the Audit Committee include the continuous review of the adequacy of our system of internal controls; oversight of the work of our independent auditors, including a post-audit review of the financial statements and audit findings; oversight of compliance with SEC requirements regarding audit related matters; review, in conjunction with counsel, any legal matters that could significantly impact our financial statements; and oversight and review of our information technology and management information systems policies and risk management policies, including our investment policies.

Compensation Committee: The current members of the Compensation Committee are Robert R. Maxfield and Richard M. Moley. The Compensation Committee held four meetings in 2003. The purposes of the Compensation Committee are to:

- discharge the responsibilities of our Board of Directors relating to compensation of our executive officers;
- approve and evaluate executive officer compensation plans, policies and programs; and
- produce an annual report on executive compensation for inclusion in our proxy statement.

The responsibilities of the Compensation Committee include annually reviewing and approving, for our Chief Executive Officer and our other executive officers, (i) annual base salary, (ii) annual incentive bonus, including the specific goals and amount, (iii) equity compensation, (iv) employment agreements, severance arrangements and change in control agreements and provisions and (v) any other benefits, compensation or arrangements; and conducting an annual review of the performance of our Chief Executive Officer.

Nominating and Corporate Governance Committee: The current members of the Nominating and Corporate Governance Committee are Arthur Rock and Larry Sonsini. The Nominating and Corporate Governance Committee held one meeting in 2003. The purposes of the Nominating and Corporate Governance Committee are to:

- assist our Board of Directors by identifying prospective director nominees and to recommend to our Board of Directors the director nominees for the next annual meeting of stockholders;
- develop and recommend to our Board of Directors the governance principles applicable to our company;
- oversee the evaluation of our Board of Directors and management; and
- recommend to our Board of Directors director nominees for each committee.

The responsibilities of the Nominating and Corporate Governance Committee include evaluating the composition, organization and governance of our Board of Directors and its committees, including determining future requirements; receiving and evaluating complaints that may be rendered under our code of business conduct and ethics and proposing actions in response thereto; overseeing of the performance evaluation process of our Board of Directors; making recommendations to our Board of Directors concerning the appointment of directors to committees, selecting Board committee chairs and proposing the slate of directors for election; and making recommendations to our Board of Directors regarding compensation for non-employee directors and Board committee members.

Director Compensation

In November 2002, we determined that in consideration for service on our Board of Directors, each non-employee director shall receive a cash payment of $20,000 per fiscal year, to be payable on or before the day of the first meeting of our Board of Directors in each fiscal year. In addition, we determined that in consideration for service on our Board of Directors or on one or more of our Compensation and/or Nominating and Corporate Governance Committees of our Board of Directors, each non-employee director shall receive a cash payment of

$1,000 per Board of Directors meeting or Committee meeting attended, to be payable on the date of each such meeting so attended. In addition, we determined that in consideration of the significantly greater time commitment and potential risk exposure for serving as a member of our Audit Committee, each non-employee director shall receive a cash payment of $2,000 per Audit Committee meeting attended, to be payable on the date of each such meeting so attended. In addition, non-employee directors are eligible to participate in our 1998 Director Option Plan which provides for the automatic grant of an option to purchase 25,000 shares of common stock to each non-employee director who first becomes a non-employee director after May 29, 1998. In addition, each non-employee director shall automatically be granted a 10,000 share option on the date of each annual meeting of stockholders, provided he or she is re-elected to our Board of Directors or otherwise remains on our Board of Directors on such date and provided that on such date he or she shall have served on our Board of Directors for at least the preceding six months. All options granted under this plan are fully vested at grant. During 2003, Messrs. Finocchio, Lehman, Markkula, Maxfield, Moley, Rock and Sonsini were each granted a 10,000 share option at a per share exercise price of $14.77.

Vote Required

Directors shall be elected by a plurality vote. The three Class C nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Votes against, abstentions and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality.

Board Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED SLATE OF CLASS C DIRECTORS.

PROPOSAL TWO

THE AMENDED AND RESTATED 1997 STOCK PLAN

Our stockholders are being asked to approve our amended and restated 1997 Stock Plan (the "Plan") so that we can continue to use the Plan to achieve our goals and also continue to receive a federal income tax deduction for certain compensation paid under the Plan. In March 2004, our Board of Directors approved the amended and restated Plan, subject to approval from our stockholders at the Annual Meeting. If our stockholders approve the amended and restated Plan, it will replace the current version of the Plan. Otherwise, the current version of the Plan will remain in effect. Our named executive officers and directors have an interest in this proposal.

Our stockholders are also being asked to approve an amendment to the Plan to permit the award of stock appreciation rights and performance shares and performance units under the Plan and to extend the term of the Plan for an additional ten years, until March 2014. The Plan currently allows for the grant of stock options and awards of restricted stock. While we believe that stock appreciation rights and performance shares and/or units can currently be made under the Plan through the grant of other types of awards already permitted thereunder, we want to avoid any confusion regarding the types of awards that we may grant under the Plan and we want to ensure that we have maximum flexibility in determining the appropriate equity compensation for our employees and other service providers. The amended and restated Plan has also been amended to add specific performance criteria that the Plan administrator may use to establish performance objectives the achievement of which will allow certain awards to vest or be issued. This will allow us to receive income tax deductions under Section 162(m) of the Internal Revenue Code. The amended and restated Plan has also been amended to (i) prohibit the repricing of stock options, (ii) prohibit the granting of options with a per share exercise price less than fair market value on the date of grant, (iii) reduce the percentage component of the automatic annual increase from 5% to 4% of our outstanding common stock at the beginning of any applicable fiscal year, (iv) allow the surrender of stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with a lower exercise price, (v) lower the maximum number of option shares that may be granted to a participant in any fiscal year from 1,860,000 to 1,000,000 and

(vi) lower the maximum number of additional shares that may be granted to a participant in connection with his or her initial service with our company from 1,860,000 to 1,000,000. We are not seeking stockholder approval to any other material amendments to the Plan.

We believe strongly that the approval of the amended and restated Plan is essential to our continued success. Our employees are our most valuable assets. Stock options and other awards such as those provided under the amended and restated Plan are vital to our ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we must compete. Such awards also are crucial to our ability to motivate employees to achieve our goals. For the reasons stated above, our stockholders are being asked to approve the amended and restated Plan.

Summary of the Amended and Restated 1997 Stock Plan

The following paragraphs provide a summary of the principal features of the Plan as amended and restated and its operation. The following summary is qualified in its entirety by reference to the Plan as set forth in Appendix A.

The Plan provides for the grant of the following types of incentive awards: (i) stock options; (ii) stock purchase rights, (iii) stock appreciation rights; and (iv) performance units and performance shares, which are referred to individually as an "Award." Those who will be eligible for Awards under the plan include employees, directors and consultants who provide services to our company and our company's parent and subsidiary companies.

As of February 29, 2004, approximately 270 employees and seven non-employee directors were eligible to participate in the Plan.

Number of Shares of Common Stock Available Under the Plan. A total of 6,200,000 shares of our common stock were initially reserved for issuance under the Plan. Additionally, beginning on the first day of our fiscal year beginning in 1999, an additional number of shares of common stock have been added, and additional shares of common stock will continue to be added to the Plan equal to the least of (i) 5,000,000 shares of common stock, (ii) 5% (4% for fiscal years beginning after our 2004 fiscal year) of the outstanding shares of our common stock at the beginning of any applicable fiscal year, or (iii) an amount determined by our Board of Directors. As of March 31, 2004, 10,221,210 shares were subject to outstanding Awards granted under the Plan, and 3,391,094 shares remained available for any new Awards to be granted in the future. Except for automatic annual increases, we are not proposing to add additional shares for issuance under the Plan.

If we experience a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or any other increase or decrease in the number of issued shares of common stock effected without the receipt of consideration, our Board of Directors or the Compensation Committee, which are collectively referred to as the "Administrator," will adjust the number of shares (i) available for issuance under the Plan, (ii) that may be added to Plan each year, (iii) subject to outstanding Awards, and (iii) applicable to the per-person limits on Awards, as appropriate to reflect any such change.

Administration of the Plan. The Administrator will administer the Plan. Members of the Compensation Committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and "outside directors" under Section 162(m) of the Internal Revenue Code. Subject to the terms of the Plan, the Administrator will have the sole discretion to select the employees, directors and consultants who will receive Awards, determine the terms and conditions of Awards and interpret the provisions of the Plan. The Administrator will be able to delegate the administration of the Plan in accordance with the terms of the Plan.

Options. The Administrator is able to grant nonqualified stock options and incentive stock options under the Plan. The Administrator will determine the number of shares subject to each option, but no participant will be able to be granted options covering more than 1,000,000 shares during any of our fiscal years, except that a participant may be granted an option covering up to an additional 1,000,000 shares in connection with his or her initial service with our company. The Administrator will determine the exercise price of options granted under the Plan, which exercise price must at least be equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock, must be at least 110% of the fair market value of our common stock on the grant date.

The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term may not exceed five years. The Administrator determines the term of nonstatutory stock options.

After termination of service with our company, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the Award agreement. If no such period of time is stated in a participant's option agreement, a participant will generally be able to exercise his or her option for (i) three months following his or her termination for reasons other than death or disability, and (ii) one year following his or her termination due to death or disability. In no event will an option be able to be exercised later than the expiration of its term.

Stock Appreciation Rights. The Administrator is able to grant stock appreciation rights either alone or in tandem with stock options. A stock appreciation right is the right to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or shares of common stock. Stock appreciation rights will become exercisable at the times and on the terms established by the Administrator, subject to the terms of the Plan. No participant will be granted stock appreciation rights covering more than 1,000,000 shares during any fiscal year, except that a participant may be granted stock appreciation rights covering up to an additional 1,000,000 shares in connection with his or her initial service with our company.

After termination of service with our company, a participant will be able to exercise the vested portion of his or her stock appreciation right for the period of time stated in the Award agreement. If no such period of time is stated in a participant's award agreement, a participant will generally be able to exercise his or her stock appreciation right for (i) three months following his or her termination for reasons other than death or disability, and (ii) one year following his or her termination due to death or disability. In no event will a stock appreciation right be exercised later than the expiration of its term.

Stock Purchase Rights. In the case of stock purchase rights (i.e., rights to acquire restricted stock), unless the Administrator determines otherwise, the Award agreement will grant us a repurchase option exercisable upon the termination of the participant's service with our company for any reason (including death or disability). The purchase price for shares repurchased pursuant to the restricted stock purchase agreement will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The Administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the Administrator may set restrictions based on the achievement of specific performance goals. The Administrator will determine the number of shares granted pursuant to a stock purchase right, but no participant will be granted a right to purchase or acquire more than 200,000 shares of common stock during any fiscal year, except that a participant may be granted a stock purchase right covering up to an additional 400,000 shares in connection with his or her initial service with our company.

Performance Units and Performance Shares. The Administrator is able to grant performance units and performance shares, which are Awards that will result in a payment to a participant only if the performance goals or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. The Administrator will establish organizational, individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. No participant will receive performance units with an initial value greater than $1,000,000 and no participant will receive more than 1,000,000 performance shares during any fiscal year, except that a participant may be granted performance shares covering up to an additional 1,000,000 shares in connection with his or her initial service with our company. Performance units will have an initial dollar value established by the Administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of a share of our common stock on the grant date.

Performance Goals. As determined by the Administrator, the performance goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (i) cash position,

(ii) earnings per share, (iii) individual objectives, (iv) net income, (v) operating cash flow, (vi) operating income, (vii) return on assets, (viii) return on equity, (ix) return on sales, (x) revenue, and (xi) total stockholder return. The performance goals may differ from participant to participant and from Award to Award and may be stated in absolute terms or relative to comparison companies or indices to be achieved during a period of time.

Transferability of Awards. The Plan generally will not allow for the transfer of Awards, and all rights with respect to an Award granted to a participant generally will be available during a participant's lifetime only to the participant.

Merger or Sale of Assets. In the event of our merger with or into another corporation, or the sale of all or substantially all of our assets, each outstanding Award will be assumed or substituted for by the successor corporation (or a parent or subsidiary or such successor corporation). If there is no assumption or substitution of outstanding Awards, the Administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the Award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. In such event, the Administrator shall notify the participant that the Award is fully exercisable for 15 days from the date of such notice and that the Award will terminate upon expiration of such period. In the event of involuntary termination of employment (or termination of status as a director of a successor corporation) within 12 months following a change of control merger pursuant to which options and stock purchase rights are assumed or substituted by a successor corporation, such options or rights will become vested and exercisable as to all shares subject to the option or right, including shares as to which the options or rights would not otherwise be vested or exercisable.

Amendment and Termination of the Plan. The Board will have the authority to amend, suspend or terminate the Plan, except that stockholder approval will be required for any amendment to the plan to the extent required by any applicable law, regulation or stock exchange rule. Any amendment, suspension or termination will not, without the consent of the participant, materially adversely affect any rights or obligations under any Award previously granted. The Plan will terminate on March 26, 2014, unless the Board terminates it earlier.

Awards to be Granted to Certain Individuals and Groups

The number of awards that an employee, director or consultant may receive under the Plan is in the discretion of the Administrator and therefore cannot be determined in advance. To date, only stock options have been granted under the Plan. The following table sets forth (a) the aggregate number of shares subject to options granted under the Plan during the fiscal year ended December 31, 2003 and (b) the average per share exercise price of such options.

Name	Number of Options Granted (#)	Average Per Share Exercise Price ($)
M. Kenneth Oshman	120,000	12.91
Beatrice Yormark	80,000	12.91
Oliver R. Stanfield	80,000	12.91
Frederik H. Bruggink	50,000	12.91
Peter A. Mehring	50,000	12.91
All executive officers as a group	746,000	12.44
All directors who are not executive officers, as a group	—	—
All employees who are not executive officers, as a group	1,530,245	12.72

Equity Compensation Plan Information

The following table provides information as of December 31, 2003 about our equity compensation plans under which shares of our common stock may be issued to employees, consultants or members of our Board of Directors:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders(1)(2)(3)	8,944,182	$16.49	3,601,792
Equity compensation plans not approved by security holders	—	—	—
Total	8,944,182	$16.49	3,601,792

(1) These plans include our 1997 Stock Plan and our 1998 Director Option Plan.

(2) The number of shares reserved for issuance under our 1997 Stock Plan is subject to an automatic annual increase equal to the lesser of (i) 5,000,000 shares, (ii) 5% (4% for fiscal years beginning after our 2004 fiscal year) of our outstanding common stock on the first day of our fiscal year or (iii) a lesser number of shares determined by our Board of Directors.

(3) The number of shares reserved for issuance under our 1998 Director Option Plan is subject to an automatic annual increase equal to the lesser of (i) 100,000 shares or (ii) a lesser number of shares determined by our Board of Directors.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and our company of Awards granted under the Plan. Tax consequences for any particular individual may be different.

Nonqualified Stock Options. No taxable income is reportable when a nonqualified stock option is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonqualified stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Stock Purchase Rights, Performance Units and Performance Shares. A participant generally will not have taxable income at the time an Award of stock purchase rights (i.e., restricted stock), performance shares or performance units is granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the Award (less any cash paid for the shares) on the date the Award is granted.

Tax Effect for the Company. We generally will be entitled to a tax deduction in connection with an Award under the Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our Chief Executive Officer and to each of our four other most highly compensated executive officers. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the Plan, setting limits on the number of Awards that any individual may receive and for Awards other than certain stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to continue to receive a federal income tax deduction in connection with such Awards.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND OUR COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

PROPOSAL THREE

THE MANAGEMENT BONUS PLAN

Our Board of Directors has adopted an Management Bonus Plan (the "Bonus Plan"), subject to the approval of a majority of the shares of our common stock that are present in person or by proxy at the Annual Meeting.

The following paragraphs provide a summary of the principal features of the Bonus Plan and its operation. The Bonus Plan is set forth in its entirety as Appendix B to this Proxy Statement. The following summary is qualified in its entirety by reference to Appendix B.

Purpose

The purpose of the Bonus Plan is to motivate key members of management to perform to the best of their abilities and to achieve our objectives. The Bonus Plan accomplishes this by paying awards under the Bonus Plan only after the achievement of the specified goals.

The Bonus Plan also is designed to qualify as "performance-based" compensation under section 162(m) of the Internal Revenue Code. Under section 162(m), the Company may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer or any of the four other most highly compensated executive officers to the extent that any of these persons receives more than $1,000,000 in any one year. However, if we pay compensation that is "performance-based" under section 162(m), the Company still can receive a federal income deduction for the compensation even if it is more than $1,000,000 during a single year. The Bonus Plan allows us to pay incentive compensation that is performance-based and therefore fully tax deductible on our federal income tax return.

Eligibility to Participate

The Compensation Committee selects which of our employees (and employees of our affiliates) will be eligible to receive awards under the Bonus Plan. The actual number of employees who will be eligible to receive an award during any particular year cannot be determined in advance because the Compensation Committee has discretion to select the participants. However, it is expected that approximately 30 employees will participate in the Bonus Plan in any year.

Target Awards and Performance Goals

Each performance period, the Compensation Committee assigns each participant a target award and performance goal or goals that must be achieved before an award actually will be paid to the participant. The participant's target award may be expressed as a percentage of his or her base salary at the end of the fiscal year, or may be designated as a dollar amount or some other fashion as the Compensation Committee may determine. The performance goals require the achievement of objectives for one or more of:

- Cash Position,
- Earnings per Share,
- Individual Objectives,
- Net Income,
- Operating Cash Flow,
- Operating Income,
- Return on Assets,
- Return on Equity,
- Return on Sales,
- Revenue, or
- Total Stockholder Return.

Each of these performance measures is defined in the Bonus Plan.

Actual Awards

After the performance period ends, the Compensation Committee certifies in writing the extent to which the pre-established performance goals actually were achieved or exceeded. The actual award that is payable to a participant is determined using a formula that increases or decreases the participant's target award based on the level of actual performance attained. However, the Bonus Plan limits actual awards to a maximum of $5,000,000 per person in any performance period, even if the formula otherwise indicates a larger award.

Actual awards generally are paid in cash within 90 days after the performance period ends. If a participant terminates employment before the end of the performance period in which the bonus is to be earned, the Compensation Committee has discretion to pay out part or all of the award otherwise earned.

Administration, Amendment and Termination

The Compensation Committee administers the Bonus Plan. Members of the Compensation Committee must qualify as outside directors under section 162(m). Subject to the terms of the plan, the Compensation Committee has sole discretion to:

- select the employees who will receive awards;
- determine the target award for each participant;
- determine the performance goals that must be achieved before any actual awards are paid;
- determine a formula to increase or decrease an award to reflect actual performance versus the predetermined performance goals; and
- interpret the provisions of the Bonus Plan.

The Board may amend or terminate the plan at any time and for any reason. An amendment also will be submitted for stockholder approval if necessary to maintain the Bonus Plan's compliance with Section 162(m).

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

With authority granted by our Board of Directors, the Audit Committee of our Board of Directors has appointed KPMG LLP as our independent auditors to audit our consolidated financial statements for the fiscal year ending December 31, 2004, and our Board of Directors recommends that our stockholders vote "FOR" ratification of such appointment.

KPMG LLP was appointed as our independent auditors on March 21, 2002, when we retained KPMG LLP to perform the annual audit of our financial statements for the fiscal year ending December 31, 2002. A representative of KPMG LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions from our stockholders.

Audit and Non-Audit Fees

The following table sets forth fees for services KPMG LLP provided during fiscal years 2003 and 2002:

	2003	2002
Audit fees (1)	$202,200	$224,700
Audit-related fees (2)	$ —	$126,060
Tax fees	$ —	$ —
All other fees	$ —	$ —
Total	$202,200	$350,760

(1) Represents fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or regulatory filings.

(2) Represents fees for consultation and due diligence assistance regarding various acquisitions.

The Audit Committee has considered whether the non-audit services provided by KPMG LLP are compatible with maintaining the independence of KPMG LLP and has concluded that the independence of KPMG LLP is maintained and is not compromised by the services provided. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by KPMG LLP. During fiscal year 2003, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

Stockholder ratification of the selection of KPMG LLP as our independent auditors is not required by our Bylaws or other applicable legal requirement. However, our Board of Directors is submitting the selection of KPMG LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders.

SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

To our knowledge, the following table sets forth certain information with respect to beneficial ownership of our common stock, as of March 31, 2004, for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our executive officers set forth in the Summary Compensation Table; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options held by such person that are exercisable within 60 calendar days of March 31, 2004, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 40,624,123 shares of common stock outstanding as of March 31, 2004.

Name	Shares Beneficially Owned	Percentage Beneficially Owned
5% Stockholders:		
ENEL S.p.A. (1)	3,000,000	7.4%
Directors and Executive Officers:		
M. Kenneth Oshman (2)	6,224,281	15.3%
Armas Clifford Markkula, Jr. (3)	1,827,038	4.5%
Beatrice Yormark (4)	1,028,438	2.5%
Oliver R. Stanfield (5)	982,702	2.4%
Arthur Rock (6)	779,563	1.9%
Frederik H. Bruggink (7)	474,790	1.2%
Robert R. Maxfield (8)	448,037	1.1%
Peter A. Mehring (9)	275,374	*
Richard M. Moley (7)	195,589	*
Larry W. Sonsini (10)	73,261	*
Robert J. Finocchio, Jr. (11)	85,000	*
Michael E. Lehman (12)	40,000	*
All directors and executive officers as a group (15 persons) (13)	12,668,070	31.2%

* Less than 1%.

(1) Principal address is Viale Regina Margherita 137, Rome, Italy 00198.

(2) Mr. Oshman's principal address is c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126. Includes 4,907,333 shares held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust dated July 10, 1979, 488,428 shares held by O-S Ventures, of which Mr. Oshman is general partner, and an aggregate of 38,520 shares held by trusts, not for the benefit of Mr. Oshman, of which Mr. Oshman serves as trustee and as to which Mr. Oshman disclaims beneficial ownership. Includes options to purchase 790,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, of which 394,790 shares are vested at March 31, 2004.

(3) Includes 1,627,610 shares held by Armas Clifford Markkula, Jr. and Linda Kathryn Markkula, Trustees of the Restated Arlin Trust Dated December 12, 1990, and 151,928 shares held by the Markkula Family Limited Partnership. Mr. Markkula and his spouse disclaim beneficial ownership of all but 27,500 of the shares held by the Markkula Family Limited Partnership. Includes options to purchase 40,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, all of which shares are vested at March 31, 2004.

(4) Includes 788,649 shares held by Justin C. Walker and Beatrice Yormark, Trustees of the Walker-Yormark Family Trust Dated October 2, 1992. Includes options to purchase 239,789 shares of common stock exercisable within 60 calendar days of March 31, 2004, of which 212,499 shares are vested at March 31, 2004.

(5) Includes 647,313 shares by held by Oliver Rueben Stanfield and Janet Helen Stanfield, Trustees of the Stanfield Family Trust UDT dated February 2, 2001. Includes an aggregate of 170,600 shares held in individual retirement accounts for the benefit of Mr. Stanfield and his spouse. Includes options to purchase 164,789 shares of common stock exercisable within 60 calendar days of March 31, 2004, of which 137,499 shares are vested at March 31, 2004.

(6) Includes 20,000 shares held by a trust for the benefit of Mr. Rock's spouse, of which Mr. Rock serves as trustee, and as to which Mr. Rock disclaims beneficial ownership, and 2,000 shares held by a trust, not for the benefit of Mr. Rock, of which Mr. Rock serves as trustee and as to which Mr. Rock disclaims beneficial ownership. Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, all of which shares are vested at March 31, 2004.

(7) Includes options to purchase 252,290 shares of common stock exercisable within 60 calendar days of March 31, 2004, of which 124,116 shares are vested at March 31, 2004.

(8) Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, all of which shares are vested at March 31, 2004.

(9) Includes options to purchase 209,790 shares of common stock exercisable within 60 calendar days of March 31, 2004, of which 190,666 shares are vested at March 31, 2004.

(10) Includes 9,000 shares held by a partnership account of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to which Mr. Sonsini disclaims beneficial ownership except as to his pecuniary interest therein. Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, all of which shares are vested at March 31, 2004.

(11) Includes options to purchase 65,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, all of which shares are vested at March 31, 2004.

(12) Includes 5,000 shares held by Michael E. Lehman, Trustee of the Repulse Bay Road Living Trust. Includes options to purchase 35,000 shares of common stock exercisable within 60 calendar days of March 31, 2004, all of which shares are vested at March 31, 2004.

(13) Includes options to purchase an aggregate of 2,045,655 shares of common stock exercisable within 60 calendar days of March 31, 2004, of which 1,559,986 shares are vested at March 31, 2004.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file certain reports with the SEC regarding ownership of, and transactions in, our securities. Such officers, directors and 10% stockholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2003.

Certain Transactions

Loans to Employees

In April 2001, we loaned Peter Mehring, our Senior Vice President of Engineering, an aggregate of $1,000,000 which Mr. Mehring used to pay his federal income taxes. Mr. Mehring issued to us two promissory notes, each in the principal amount of $500,000 and bearing interest at the rate of 4.54% per annum, compounded monthly. One of the notes was secured by a second deed of trust on his primary residence (the "First Note") and the other note was secured by a second deed of trust on a second residence (the "Second Note"). The interest accruing under the First Note was due and payable in monthly installments over the three-year term of the note, and the principal was due and payable on April 6, 2004, subject to earlier repayment upon the occurrence of certain events. The First Note and accrued and unpaid interest thereon were paid in full on November 26, 2003. The interest accruing under the Second Note was due and payable in monthly installments over the three-year term of the note, and the principal was due and payable on April 6, 2004, subject to earlier repayment upon the occurrence of certain events. The Second Note and accrued and unpaid interest thereon were paid in full on February 21, 2003. The terms of these loans have never been amended.

On October 29, 2001, we loaned Russell Harris, our Senior Vice President of Operations, $1,000,000 to purchase a principal residence. Mr. Harris issued to us a promissory note secured by residential real estate. The note bears interest at the rate of 4.5% per annum, compounded monthly. The interest accruing under the note is due and payable in monthly installments over the nine year term of the note, and the principal is due and payable on October 29, 2010, subject to earlier repayment upon the occurrence of certain events. The terms of this loan have never been amended.

On December 31, 2001, we loaned Frederik Bruggink, our Senior Vice President and General Manager — Service Provider Group, $700,000 to exercise stock options. Mr. Bruggink issued to us a promissory note secured by a security interest in personal assets. The note bore interest at the rate of 2.48% per annum, compounded monthly. The interest accruing under the note was due and payable in monthly installments over the one year term of the note, and the principal was due and payable on December 31, 2002, subject to earlier repayment upon the occurrence of certain events. The note and accrued and unpaid interest thereon were paid in full on February 7, 2003.

Agreements with ENEL

Pursuant to a research and development and technological cooperation agreement, dated June 28, 2000, as amended, between our company and ENEL Distribuzione SpA, an affiliate of ENEL S.p.A. ("ENEL"), we are cooperating with ENEL to integrate our LonWorks system into ENEL's remote metering management project in Italy. Through this project, ENEL is replacing its existing stand-alone electricity meters with networked electricity meters to 27 million customers throughout ENEL's service territory. If the ENEL project achieves its targeted volumes during 2004, we believe that revenues attributable to this project will account for the majority of our revenues for the year ending December 31, 2004. We continue to devote significant resources to this project.

Pursuant to a common stock purchase agreement, dated June 30, 2000, between our company and ENEL, ENEL agreed to purchase, for cash, three million newly issued shares of our common stock for a purchase price to be based on the average trading price prior to the closing (subject to a minimum price of $87.3 million and a maximum price of $130.9 million). The closing of this stock purchase occurred on September 11, 2000. Based on the average price of our common stock prior to that date, the total purchase price for the three million shares was $130.9 million and after deducting expenses associated with the transaction, we received $130.7 million. It was agreed that until the earlier of September 11, 2003 or 30 days following the termination of the research and development and technological cooperation agreement with ENEL Distribuzione, ENEL would not, except under limited circumstances, sell or otherwise transfer such shares. As a result, ENEL is now free to sell shares of our common stock. The stock purchase agreement also gives ENEL the right to nominate a member of our Board of Directors as long as ENEL owns at least two million shares of our common stock. As a condition to the closing of the stock purchase agreement, our directors and our Chief Financial Officer agreed to enter into a voting agreement with ENEL in which each of them agreed to vote the shares of our company's common stock that they beneficially own or control in favor of ENEL's nominee to our Board of Directors. M. Francesco Tatò served as ENEL's representative on our Board of Directors from September 2000 until June 2002. ENEL has not nominated a replacement for Mr. Tatò on our Board of Directors.

Pursuant to a registration rights agreement, dated September 11, 2000, between our company and ENEL, ENEL may, subject to certain conditions and limitations, request that we register the shares purchased under the common stock purchase agreement. In the event we elect to register any of our securities, ENEL may, subject to certain limitations, include the shares purchased under the common stock purchase agreement in such registration.

Stock Option Grants

In addition to the option grants listed below under "*Option Grants in Last Fiscal Year,*" in 2003 and 2004 we granted stock options under our 1997 Stock Plan to the following executive officers as of the grant dates and for the number of shares of common stock and at the exercise prices set forth below opposite their names:

Officer	Date of Grant	Shares Granted (#)	Per Share Exercise Price ($)	Expiration Date
Anders Axelsson	05/26/2003	150,000(1)	13.46	05/26/2008
Anders Axelsson	03/17/2004	60,000(1)	10.89	03/17/2009
Kathleen B. Bloch	02/01/2003	150,000(1)	10.00	02/01/2013
Kathleen B. Bloch	05/21/2003	16,000(1)	12.91	05/21/2008
Kathleen B. Bloch	03/17/2004	60,000(1)	10.89	03/17/2009
Frederick H. Bruggink	03/17/2004	60,000(2)	10.89	03/17/2009
Russell Harris	05/21/2003	50,000(1)	12.91	05/21/2008
Russell Harris	03/17/2004	60,000(1)	10.89	03/17/2009
Peter A. Mehring	03/17/2004	60,000(1)	10.89	03/17/2009
M. Kenneth Oshman	03/17/2004	120,000(2)	10.89	03/17/2009
Oliver R. Stanfield	03/17/2004	80,000(1)	10.89	03/17/2009
Beatrice Yormark	03/17/2004	80,000(1)	10.89	03/17/2009

(1) One-fourth of the shares vest on the one year anniversary of the date of grant and one-forty-eighth of the shares vest at the end of each month thereafter, subject to the employee's continued employment with our company.

(2) One-fourth of the shares vest on the one year anniversary of the date of grant and one-forty-eighth of the shares vest at the end of each month thereafter, subject to the employee's continued employment with our company. This option may be exercised prior to full vesting, subject to the employee entering into a restricted stock purchase agreement with respect to unvested shares.

Air Travel Arrangement

From time to time, Mr. Oshman, our Chairman and Chief Executive Officer, uses private air travel services for business trips for himself and for any employees accompanying him. These private air travel services are provided by certain entities controlled by Mr. Oshman or Mr. Markkula, a director of our company. Our net cash outlay with respect to such private air travel services is no greater than comparable first class commercial air travel services. Such net outlays to date have not been material.

Legal Services

During fiscal year 2003, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation that we paid during the last three fiscal years to our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2003. All option grants were made under our 1997 Stock Plan.

	Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
M. Kenneth Oshman	2003	100,000	283,676	120,000	2,024(1)
Chairman of the Board and	2002	100,000	319,200	200,000	1,584
Chief Executive Officer	2001	1	—	250,000	1,584
Beatrice Yormark	2003	325,000	80,670	80,000	2,177(1)
President and Chief	2002	325,000	90,773	100,000	1,793
Operating Officer	2001	300,000	—	50,000	1,531
Oliver R. Stanfield	2003	325,000	80,670	80,000	2,177(1)
Executive Vice President &	2002	325,000	90,773	100,000	1,815
Chief Financial Officer	2001	300,000	—	50,000	1,502
Frederik H. Bruggink	2003	328,218	46,157(2)	50,000	11,584(3)
Senior Vice President and	2002	300,000	59,850	80,000	12,587
General Manager — Service	2001	250,000	45,246	50,000	1,584
Provider Group					
Peter A. Mehring	2003	300,000	53,189	50,000	1,683(1)
Senior Vice President of	2002	300,000	59,850	60,000	1,320
Engineering	2001	300,000	—	50,000	1,320

(1) Consists of premiums paid by the Company for life insurance coverage.

(2) Includes commission payment of $21,978.

(3) Includes premiums of $1,584 paid by the Company for life insurance coverage and €9,649.5 (approximately $10,000) in pension plan payment.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to our Chief Executive Officer and our four other most highly compensated executive officers during the fiscal year ended December 31, 2003. We have never granted any stock appreciation rights. All option grants were made under our 1997 Stock Plan.

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term ($)(5)	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (%)(3)	Exercise Price Per Share ($)(4)	Expiration Date	5%	10%
M. Kenneth Oshman	120,000(1)	5.3	12.91	05/21/2008	428,015	945,802
Beatrice Yormark	80,000(2)	3.5	12.91	05/21/2008	285,344	630,535
Oliver R. Stanfield	80,000(2)	3.5	12.91	05/21/2008	285,344	630,535
Frederik H. Bruggink	50,000(1)	2.2	12.91	05/21/2008	178,340	394,084
Peter A. Mehring	50,000(2)	2.2	12.91	05/21/2008	178,340	394,084

(1) This option was granted on May 21, 2003 and vests as to one-fourth of the shares on May 21, 2004 and as to one-forty-eighth of the shares at the end of each month thereafter, subject to the employee's continued employment with our company. This option may be exercised prior to full vesting, subject to the employee entering into a restricted stock purchase agreement with respect to unvested shares.

(2) This option was granted on May 21, 2003 and vests as to one-fourth of the shares on May 21, 2004 and as to one-forty-eighth of the shares at the end of each month thereafter, subject to the employee's continued employment with our company.

(3) Based on a total of 2,276,245 options granted to all employees in the fiscal year ended December 31, 2003.

(4) The exercise price per share is equal to the closing price of our common stock on the market trading day immediately preceding the date of grant.

(5) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation based upon the deemed fair market value are for illustrative purposes only and do not represent the Company's estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on several factors, including the Company's future financial performance, overall market conditions, and the option holder's continued employment with the Company. There can be no assurance that the amounts reflected in this table will be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information for our Chief Executive Officer and our four other most highly compensated executive officers concerning shares acquired upon exercise of stock options in the fiscal year ended December 31, 2003 and exercisable and unexercisable options held as of December 31, 2003.

			Number of Securities Underlying Unexercised Options at December 31, 2003 (#)(2)		Value of Unexercised In-the-Money Options at December 31, 2003 ($)(3)	
Name	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
M. Kenneth Oshman	100,000	591,000	820,000(4)	—	611,550	—
Beatrice Yormark	50,000	295,500	199,999(5)	155,001	305,775	—
Oliver R. Stanfield	125,000	860,775	124,999(6)	155,001	—	—
Frederik H. Bruggink	—	—	180,833(7)	49,167	12,400	—
Peter A. Mehring	75,000	547,750	185,833(8)	99,167	305,775	—

(1) The value realized is based on the closing price of our common stock on the date of exercise, minus the per share exercise price, multiplied by the number of shares exercised.

(2) Certain options granted to our officers under our 1997 Stock Plan may be exercised immediately upon grant and prior to full vesting, subject to the employee entering into a restricted stock purchase agreement with respect to unvested shares.

(3) The value of underlying securities is based on the $11.14 per share closing price of our common stock on December 31, 2003 minus the aggregate exercise price.
(4) Includes 510,415 vested shares and 309,585 unvested shares as of December 31, 2003.
(5) Includes 199,999 vested shares and no unvested shares as of December 31, 2003.
(6) Includes 124,999 vested shares and no unvested shares as of December 31, 2003.
(7) Includes 112,916 vested shares and 67,917 unvested shares as of December 31, 2003.
(8) Includes 181,666 vested shares and 4,167 unvested shares as of December 31, 2003.

Compensation Committee Interlocks and Insider Participation

During 2003, the Compensation Committee was comprised of Robert R. Maxfield and Richard M. Moley, both of whom were non-employee directors. No interlocking relationship exists between any member of our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any such interlocking relationship existed in the past.

REPORT OF THE COMPENSATION COMMITTEE OF OUR BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this board compensation committee report on executive compensation shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Compensation Committee sets the compensation of our Chief Executive Officer, reviews the design and effectiveness of compensation programs for other key executives, and approves stock option grants for our employees. The Committee is comprised entirely of non-employee directors who have never served as officers of our company.

The goals of the Compensation Committee are to align compensation with our performance and objectives and to attract, retain and reward executive officers and employees whose contributions are critical to the long-term success of our company.

The primary components of our executive compensation package are salary, commissions for sales executives and stock options. We set our compensation package to be competitive with the marketplace.

Salary

The level of base salary for executive officers is set based upon their scope of responsibility, level of experience and individual performance. The salary range for each position is reviewed against the Radford Survey (a third-party compensation survey) data for high-tech companies with similar sales volumes located in the same geographic area. Additionally, the Compensation Committee takes into account general business and economic conditions and current circumstances of our company.

Commission for sales executives

Our 2003 sales commission plan provided the opportunity for commission payments based on meeting our revenue and other business objectives.

Stock options

The Compensation Committee believes that the granting of stock options is an important method of rewarding and motivating our employees by aligning employees' interests with our stockholders. The Compensation Committee also recognizes that a stock incentive program is a necessary element in a competitive compensation package. The program utilizes a vesting schedule to encourage our employees to continue in the employ of our company and to encourage employees to maintain a long-term perspective. In determining the size of stock option grants, the Compensation Committee focuses primarily on the employees' current and expected future value to our company. The Compensation Committee also considers the number of unvested options held by the employee.

Management bonus plan

On January 13, 2003, the Compensation Committee, with the approval of our Board of Directors on March 14, 2003, approved a management bonus plan for certain of our officers that provided for potential cash bonus awards, with target bonuses ranging from approximately $15,000 per year to approximately $114,000 per year, for the fiscal year ended December 31, 2003. The bonus plan was tied to specific performance criteria, including targeted profits, growth in revenue, and milestones related to the Networked Energy Services business. Actual bonuses paid ranged from $10,638 to $80,670.

Compensation of the Chief Executive Officer

On January 13, 2003, the Compensation Committee, with the approval of our Board of Directors on March 14, 2003 set Mr. Oshman's base salary at $100,000 with a targeted cash bonus, in connection with our management bonus plan, of approximately $400,000 for the fiscal year ended December 31, 2003. The bonus plan compensation was tied to specific performance criteria, including targeted profits, growth in revenue, and milestones related to the Networked Energy Services business. The actual bonus paid for fiscal year 2003 was $283,676.

In May 2003, the Compensation Committee, in consultation with our Board of Directors, granted Mr. Oshman an option to purchase 120,000 shares of our common stock at an exercise price of $12.91, the then current fair market value. Twenty-five percent of the option vests on May 21, 2004. The option vests at a rate of 1/48 per month thereafter until fully vested on May 21, 2007.

Compensation Committee

Robert R. Maxfield
Richard M. Moley

REPORT OF THE AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this report of the audit committee of the board of directors shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee of our Board of Directors serves as the representative of our Board of Directors for general oversight of our financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. Our management has primary responsibility for preparing our financial statements and our financial reporting process. Our independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of our fiscal year 2003 audited financial statements to generally accepted accounting principles. In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with our management.
2. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 ("SAS No. 61"), *Communication with Audit Committees*, as modified or supplemented.
3. The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as modified or supplemented, and has discussed with them their independence.
4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to our Board of Directors, and our Board of Directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the SEC.

Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which can be viewed at the investor relations section of our website at www.echelon.com. Each of the members of the Audit Committee is independent as defined under the listing standards of the National Association of Securities Dealers.

Audit Committee

Robert J. Finocchio, Jr.
Michael E. Lehman
Arthur Rock

STOCK PRICE PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index (which is comprised of those companies in the information technology sector of the S&P 500 Index). The graph assumes that $100 was invested in our common stock on December 31, 1998 and in the S&P 500 Index and the S&P 500 Information Technology Index. Historic stock price performance is not necessarily indicative of future stock price performance.


TOTAL SHAREHOLDER RETURNS
550
500
450
400
350
300
250
200
150
100
50
0
Dollars
Dec98
Dec99
Dec00
Dec01
Dec02
Dec03
Years Ending
ECHELON CORP
S&P 500 INDEX
S&P 500 INFORMATION TECHNOLOGY INDEX

OTHER MATTERS

As of the date hereof, our Board of Directors is not aware of any other matters to be submitted at the Annual Meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares they represent as our Board of Directors recommends or as they otherwise deem advisable.

VOTING VIA THE INTERNET OR BY TELEPHONE

For Shares Directly Registered in the Name of the Stockholder

Stockholders with shares registered in their own names may vote those shares telephonically by calling 1-800-690-6903 (within the U.S. and Canada only, toll-free), or via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com).

For Shares Registered in the Name of a Broker or a Bank

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers telephone and Internet voting options. If your shares are held in an account with a broker or a bank participating in the ADP Investor Communication Services program, you may vote those shares telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com).

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on Thursday, May 20, 2004. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

THE BOARD OF DIRECTORS

San Jose, California
April 9, 2004

APPENDIX A

ECHELON CORPORATION

1997 STOCK PLAN
(as amended and restated March 26, 2004)

1. Purposes of the Plan. The purposes of this 1997 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "Affiliated SAR" means an SAR that is granted in connection with a related Option, and which automatically will be deemed to be exercised at the same time that the related Option is exercised.

(c) "Applicable Laws" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, SARs, Performance Units or Performance Shares.

(e) "Award Agreement" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) "Board" means the Board of Directors of the Company.

(g) "Cash Position" means as to any Performance Period, the Company' s level of cash and cash equivalents, including, without limitation, amounts classified for financial reporting purposes as short-term investments and restricted investments.

(h) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i) "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

(j) "Common Stock" means the common stock of the Company.

(k) "Company" means Echelon Corporation, a Delaware corporation.

(l) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(m) "Determination Date" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as "performance-based compensation" under Section 162(m) of the Code.

(n) "Director" means a member of the Board.

(o) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "Earnings Per Share" means as to any Performance Period, the Company's or a business unit's Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding, determined in accordance with U.S. GAAP; provided, however, that if Net Income as to any such Performance Period is a negative amount, then Earnings Per Share means the Company's or business unit's Net Income, divided by a weighted average number of common shares outstanding, determined in accordance with U.S. GAAP.

(q) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(s) "Excluded Items" includes, without limitation, (i) incentive compensation, (ii) in-process research and development expenses, (iii) acquisition costs, (iv) compensation expense from equity compensation, (v) operating expenses from acquired businesses, (vi) amortization of acquired intangible assets, and (vii) such other unusual or one-time items as may be identified by the Administrator.

(t) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(u) "Fiscal Year" means the fiscal year of the Company.

(v) "Freestanding SAR" means a SAR that is granted independently of any Option.

(w) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) "Individual Objectives" means as to a Participant for any Performance Period, the objective and measurable goals set by a "management by objectives" process and approved by the Administrator (in its discretion).

(y) "Net Income" means as to any Performance Period, the Company's or a business unit's income after taxes determined in accordance with U.S. GAAP, adjusted for any Excluded Items approved for exclusion by the Administrator.

(z) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(aa) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) "Operating Cash Flow" means as to any Performance Period, the Company's or a business unit's cash flow generated from operating activities, as reported in the Company's cash flow statements and calculated in accordance with U.S. GAAP, adjusted for any Excluded Items approved for exclusion by the Administrator.

(cc) "Operating Income" means as to any Performance Period, the Company's or a business unit's income from operations determined in accordance with U.S. GAAP, adjusted for any Excluded Items approved for exclusion by the Administrator.

(dd) "Option" means a stock option granted pursuant to the Plan.

(ee) "Optionee" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(ff) "Option Exchange Program" means a program whereby outstanding Options or SARs are surrendered in exchange for Options or SARs with a lower exercise price.

(gg) "Optioned Stock" means the Common Stock subject to an Award.

(hh) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ii) "Participant" means the holder of an outstanding Award, including any Optionee.

(jj) "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award granted under the Plan. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Cash Position, (b) Earnings Per Share, (c) Individual Objectives, (d) Net Income, (e) Operating Cash Flow, (f) Operating Income, (g) Return on Assets, (h) Return on Equity, (i) Return on Sales, (j) Revenue and (k) Total Shareholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Administrator shall determine whether any significant element(s) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participant.

(kk) "Performance Period" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion.

(ll) "Performance Share" means the right to receive Shares or cash pursuant to Section 9.

(mm) "Performance Unit" means the right to receive Shares or cash pursuant to Section 9.

(nn) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of Performance Goals, or the occurrence of other events as determined by the Administrator.

(oo) "Plan" means this 1997 Stock Plan, as amended and restated.

(pp) "Restricted Stock" means shares of Common Stock issued pursuant to a Stock Purchase Right under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(qq) "Return on Assets" means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income divided by average net Company or business unit, as applicable, assets, determined in accordance with U.S. GAAP.

(rr) "Return on Equity" means as to any Performance Period, the percentage equal to the Company's Net Income divided by average stockholder's equity, determined in accordance with U.S. GAAP.

(ss) "Return on Sales" means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income divided by the Company's or the business unit's, as applicable, Revenue.

(tt) "Revenue" means as to any Performance Period, the Company's or business unit's net sales, determined in accordance with U.S. GAAP.

(uu) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(vv) "Section 16(b)" means Section 16(b) of the Exchange Act.

(ww) "Service Provider" means an Employee, Director or Consultant.

(xx) "Share" means a share of the Common Stock, as adjusted in accordance with Section 11 of the Plan.

(yy) "Stock Appreciation Right" or "*SAR*" means an Award, granted alone or in connection with an Option, that pursuant to Section 8 is designated as a SAR.

(zz) "Stock Purchase Right" means the right to purchase Common Stock pursuant to Section 7 of the Plan.

(aaa) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(bbb) "Tandem SAR" means a SAR that is granted in connection with a related Option, the exercise of which will require forfeiture of the right to purchase an equal number of Shares under the related Option (and when a Share is purchased under the Option, the SAR will be canceled to the same extent).

(ccc) "Total Shareholder Return" means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a Share.

(ddd) "U.S. GAAP" means generally accepted accounting principles in the United States.

3. Stock Subject to the Plan. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 6,200,000 Shares, plus an annual increase to be added on the first day of the Company's fiscal year (beginning in 1999) equal to the lesser of (i) 5,000,000 Shares, (ii) 5% (4% for fiscal years beginning after the Company's 2004 fiscal year) of the outstanding shares on such date or (iii) a lesser amount determined by the Board. The Shares may be authorized, but unissued, or reacquired Common Stock. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an SAR, the number of Shares available for issuance under the Plan will be reduced only by the number of Shares actually issued in such payment. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of Shares owned by the Participant, the number of Shares available for issuance under the Plan will be reduced by the gross number of Shares for which the Option is exercised.

If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); *provided, however*, that Shares that have actually been issued under the Plan shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if unvested Shares of Restricted Stock are forfeited or repurchased by the Company, such Shares shall become available for future grant under the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to institute an Option Exchange Program;

(vii) to construe and interpret the terms of the Plan and awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(ix) to modify or amend each Award (subject to Section 16(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan. Notwithstanding the foregoing, the Administrator may not modify or amend an Option or SAR to reduce the exercise price of such Option or SAR after it has been granted (except for adjustments made pursuant to Section 11), unless approved by the Company's stockholders;

(x) to allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 12;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights, Performance Units and Performance Shares may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

(a) Limitations.

(i) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(ii) The following limitations shall apply to grants of Options:

(A) No Service Provider shall be granted, in any Fiscal Year, Options to purchase more than 1,000,000 Shares.

(B) In connection with his or her initial service, a Service Provider may be granted Options to purchase up to an additional 1,000,000 Shares which shall not count against the limit set forth in subsection (i) above.

(C) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 11.

(D) If an Option is cancelled in the same Fiscal Year in which it was granted (other than in connection with a transaction described in Section 11), the cancelled Option will be counted against the limits set forth in subsections (A) and (B) above. For this purpose, if the exercise price of an Option is reduced, the transaction will be treated as a cancellation of the Option and the grant of a new Option.

(b) Term of Option. The term of each Option shall be stated in the Award Agreement. In the case of an Incentive Stock Option, the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(A) In the case of an Incentive Stock Option

a) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

b) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(B) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator, but shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(C) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a merger or other corporate transaction.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised.

(iii) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(A) cash;

(B) check;

(C) promissory note (provided that a promissory note will not be acceptable consideration to the extent the issuance of a promissory note would not be permitted by Applicable Laws);

(D) other Shares, provided Shares acquired directly or indirectly from the Company, (A) have been owned by the Participant and not subject to substantial risk of forfeiture for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option will be exercised;

(E) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(F) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant's participation in any Company-sponsored deferred compensation program or arrangement;

(G) any combination of the foregoing methods of payment; or

(H) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be tolled during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in such form as the Administrator specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant), by the Participant's estate or by a person who acquires the right to exercise the Option by bequest or inheritance, but only to the extent that the Option is vested on the date of death. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. The Option may be exercised by the executor or administrator of the Participant's estate or, if none, by the person(s) entitled to exercise the Option under the Participant's will or the laws of descent or distribution. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

7. Stock Purchase Rights.

(a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other Awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically of the terms and conditions related to the offer, including the Period of Restriction, the number of Shares that the Participant shall be entitled to purchase, the price to be paid, and the time within which the Participant must accept such offer. Notwithstanding the foregoing, during any Fiscal Year no Participant will receive more than an aggregate of 200,000 Shares subject to Stock Purchase Rights; provided, however, that in connection with a Participant's initial service as an Employee, an Employee may be granted an aggregate of up to an additional 400,000 Shares subject to Stock Purchase Rights. The offer shall be accepted by execution of an Award Agreement in the form determined by the Administrator.

(b) Repurchase Option. Unless the Administrator determines otherwise, during the Period of Restriction, the Award Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). Unless the Administrator determines otherwise, the purchase price for Shares repurchased pursuant to the Award Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company.

(c) Other Provisions. The Award Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(d) Rights as a Stockholder. Once the Stock Purchase Right is exercised, the Participant shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 11 of the Plan.

(e) Section 162(m) Performance Restrictions. For purposes of qualifying a Stock Purchase Right as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals, which shall be set by the Administrator on or before the Determination Date. In this connection, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Stock Purchase Right under Section 162(m) of the Code (e.g., in determining the Performance Goals).

8. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion. The Administrator may grant Affiliated SARs, Freestanding SARs, Tandem SARs, or any combination thereof.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant will be granted SARs covering more than 1,000,000 Shares. Notwithstanding the foregoing limitation, in connection with a Participant's initial service as an Employee, an Employee may be granted SARs covering up to an additional 1,000,000 Shares.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan. In the case of a Freestanding SAR, the exercise price will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant. The exercise price of Tandem or Affiliated SARs will equal the exercise price of the related Option.

(d) Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a Tandem SAR granted in connection with an Incentive Stock Option: (a) the Tandem SAR will expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the Tandem SAR will be for no more than one hundred percent (100%) of the difference between the exercise price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the Tandem SAR is exercised; and (c) the Tandem SAR will be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(e) Exercise of Affiliated SARs. An Affiliated SAR will be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an Affiliated SAR will not necessitate a reduction in the number of Shares subject to the related Option.

(f) Exercise of Freestanding SARs. Freestanding SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine.

(g) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(h) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(d) also will apply to SARs.

(i) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company, less any applicable withholding taxes, in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise and the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

9. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant provided that during any Fiscal Year, (a) no Participant will receive Performance Units having an initial value greater than $1,000,000, and (b) no Participant will receive more than 1,000,000 Performance Shares. Notwithstanding the foregoing limitation, in connection with a Participant's initial service as an Employee, an Employee may be granted up to an additional 1,000,000 Performance Shares.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Provider. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(i) General Performance Objectives. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, or any other basis determined by the Administrator in its discretion.

(ii) Section 162(m) Performance Objectives. For purposes of qualifying grants of Performance Units/Shares as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may determine that the performance objectives applicable to Performance Units/Shares will be based on the achievement of Performance Goals. The Administrator will set the Performance Goals on or before the Determination Date. In granting Performance Units/Shares which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Performance Units/Shares under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof, taking into consideration any applicable withholding taxes which may be due as a result of the Award.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

10. Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

11. Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits set forth in Sections 3, 6, 7, 8 and 9 shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; *provided, however*, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, *provided* the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Asset Sale.

(i) General. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company (a "Merger"), each outstanding Award shall be assumed or an equivalent award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation (the "Successor Corporation"). In the event that the Successor Corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise his or her Option or Stock Appreciation Right as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Performance Shares and/or Units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. If an Option or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Merger, the Administrator shall notify the Participant in writing or electronically that such Award shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Award shall terminate upon the expiration of such period. For the purposes of this paragraph, the Award shall be considered assumed if, following the Merger, the award confers the right to purchase or receive, for each Share subject to the

Award immediately prior to the Merger, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right, upon the exercise of which the Administrator determines to pay cash or a Performance Share and/or Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the Merger by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); *provided, however*, that if such consideration received in the Merger is not solely common stock of the Successor Corporation or its Parent, the Administrator may, with the consent of the Successor Corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Performance Share and/or Unit, for each Share subject to an Award (or in the case of Performance Units, the number of implied Shares determined by dividing the value of the Performance Units by the per share consideration received by holders of Common Stock in the Merger), to be solely common stock of the Successor Corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Merger.

Notwithstanding anything in this Section 11(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's corporate structure post-merger or post-sale of assets will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Employee Options Following Assumption or Substitution. Following an assumption or substitution in connection with a Merger as described in Section 11(c)(i) above, and in the event that upon the Merger the stockholders of the Company immediately prior to the Merger hold less than 50% of the outstanding voting equity securities of the Successor Corporation following the Merger (a "Change of Control Merger"), if a Participant's status as an Employee of the Successor Corporation is terminated by the Successor Corporation as a result of an Involuntary Termination (as defined below) within twelve months following the Change of Control Merger, the Participant shall fully vest in and have the right to exercise Participant's Option or Stock Purchase Right as to all of the Optioned Stock, including Shares as to which Participant would not otherwise be vested or exercisable. Thereafter, the Option or Stock Purchase Right shall remain exercisable in accordance with its terms as determined by the Administrator.

(A) For purposes of this section, any of the following events shall constitute an "Involuntary Termination": (i) without the Participant's express written consent, a significant reduction of the Participant's duties, authority or responsibilities, relative to the Participant's duties, authority or responsibilities as in effect immediately prior to the Change of Control Merger; (ii) without the Participant's express written consent, a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to the Participant immediately prior to the Change of Control Merger; (iii) a reduction in the base salary of the Participant as in effect immediately prior to the Change of Control Merger; (iv) a material reduction in the kind or level of employee benefits, including bonuses, to which the Participant was entitled immediately prior to the Change of Control Merger with the result that the Participant's overall benefits package is significantly reduced; (v) the relocation of the Participant to a facility or a location more than thirty (30) miles from the Participant's then present location, without the Participant's express written consent; or (vi) any purported termination of the Participant which is not effected for Disability or for Cause (as defined below), or any purported termination for which the grounds relied upon are not valid.

(B) For purposes of this section, "Cause" shall mean (i) any act of personal dishonesty taken by the Participant in connection with his responsibilities as a Service Provider and intended to result in substantial personal enrichment of the Participant, (ii) Participant's conviction of a felony, (iii) a willful act by the Participant which constitutes gross misconduct and which is injurious to the Successor Corporation, and (iv) following delivery to the Participant of a written demand for performance from the Successor Corporation which describes the basis for the Successor Corporation's belief that the Participant has not substantially performed his duties, continued violations by the Participant of the Participant's obligations to the Successor Corporation which are demonstrably willful and deliberate on the Participant's part.

(iii) Director Options: Following Assumption or Substitution. Following an assumption or substitution in connection with a Change of Control Merger, if a Participant's status as a director of the Successor Corporation terminates other than upon a voluntary resignation by the Participant, the Participant shall fully vest in and have the right to exercise Participant's Option or Stock Purchase Right as to all of the Optioned Stock, including Shares as to which Participant would not otherwise be vested or exercisable. Thereafter, the Option or Stock Purchase Right shall remain exercisable in accordance with its terms as determined by the Administrator.

12. Tax Withholding

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the amount required to be withheld, or (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

13. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

14. Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

15. Term of Plan. Subject to Section 20 of the Plan, the Plan, as amended and restated on March 26, 2004, shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years from such date, unless terminated earlier under Section 16 of the Plan.

16. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

17. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

18. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

19. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. Stockholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

APPENDIX B

ECHELON CORPORATION
MANAGEMENT BONUS PLAN
(Effective March 26, 2004)

TABLE OF CONTENTS

Page

ECHELON CORPORATION

MANAGEMENT BONUS PLAN

SECTION 1
BACKGROUND, PURPOSE AND DURATION

1.1 Effective Date. The Plan is effective as of March 26, 2004, subject to ratification by an affirmative vote of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at the 2004 Annual Meeting of Stockholders of the Company.

1.2 Purpose of the Plan. The Plan is intended to increase shareholder value and the success of the Company by motivating key members of management (1) to perform to the best of their abilities, and (2) to achieve the Company's objectives. The Plan's goals are to be achieved by providing such members of management with incentive awards based on the achievement of goals relating to the performance of the Company. The Plan is intended to permit the grant of awards that qualify as performance-based compensation under section 162(m) of the Code.

SECTION 2
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.2 "Actual Award" means as to any Performance Period, the actual award (if any) payable to a Participant for the Performance Period. Each Actual Award is determined by the Payout Formula for the Performance Period, subject to the Committee's authority under Section 3.6 to eliminate or reduce the award otherwise determined by the Payout Formula.

2.3 "Affiliate" means any corporation or other entity (including, but not limited to, partnerships and joint ventures) controlled by the Company.

2.4 "Base Salary" means as to any Performance Period, the Participant's annualized salary rate on the last day of the Performance Period. Such Base Salary shall be before both (a) deductions for taxes or benefits, and (b) deferrals of compensation pursuant to Company-sponsored plans.

2.5 "Board" means the Board of Directors of the Company.

2.6 "Cash Position" means as to any Performance Period, the Company' s level of cash and cash equivalents, including, without limitation, amounts classified for financial reporting purposes as short-term investments and restricted investments.

2.7 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8 "Committee" means the committee appointed by the Board (pursuant to Section 5.1) to administer the Plan.

2.9 "Company" means Echelon Corporation, a Delaware corporation, or any successor thereto.

2.10 "Determination Date" means the latest possible date that will not jeopardize a Target Award or Actual Award's qualification as performance-based compensation under section 162(m) of the Code.

2.11 "Disability" means a permanent and total disability determined in accordance with uniform and nondiscriminatory standards adopted by the Committee from time to time.

2.12 "Earnings Per Share" means as to any Performance Period, the Company's or a business unit's Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding, determined in accordance with U.S. GAAP; provided, however, that if Net Income as to any such Performance Period is a negative amount, then Earnings Per Share means the Company's or business unit's Net Income, divided by a weighted average number of common shares outstanding, determined in accordance with U.S. GAAP.

2.13 "Employee" means any employee of the Company or of an Affiliate, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.14 "Excluded Items" includes, without limitation, (i) incentive compensation, (ii) in-process research and development expenses, (iii) acquisition costs, (iv) compensation expense from equity compensation, (v) operating expenses from acquired businesses, (vi) amortization of acquired intangible assets, and (vii) such other unusual or one-time items as may be identified by the Committee.

2.15 "Fair Market Value" means the closing per share selling price for Shares, as quoted on the Nasdaq National Market for the date in question.

2.16 "Fiscal Year" means the fiscal year of the Company.

2.17 "Individual Objectives" means as to a Participant for any Performance Period, the objective and measurable goals set by a "management by objectives" process and approved by the Committee (in its discretion).

2.18 "Maximum Award" means as to any Participant for any Performance Period, $5,000,000.

2.19 "Net Income" means as to any Performance Period, the Company's or a business unit's income after taxes determined in accordance with U.S. GAAP, adjusted for any Excluded Items approved for exclusion by the Administrator.

2.20 "Operating Cash Flow" means as to any Performance Period, the Company's or a business unit's cash flow generated from operating activities, as reported in the Company's cash flow statements and calculated in accordance with U.S. GAAP, adjusted for any Excluded Items approved for exclusion by the Administrator.

2.21 "Operating Income" means as to any Performance Period, the Company's or a business unit's income from operations, determined in accordance with U.S. GAAP, adjusted for any Excluded Items approved for exclusion by the Administrator.

2.22 "Participant" means as to any Performance Period, an Employee who has been selected by the Committee for participation in the Plan for that Performance Period.

2.23 "Payout Formula" means as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 3.4 in order to determine the Actual Awards (if any) to be paid to Participants. The formula or matrix may differ from Participant to Participant.

2.24 "Performance Period" means any Fiscal Year of the Company or such other period as determined by the Committee in its sole discretion.

2.25 "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant for a Target Award for a Performance Period. As determined by the Committee, the Performance Goals for any Target Award applicable to a Participant may provide for a targeted level or levels of achievement using one or more of the following measures: (a)Cash Position, (b) Earnings per Share, (c) Individual Objectives, (d) Net Income, (e) Operating Cash Flow, (f) Operating Income, (g) Return on

Assets, (h) Return on Equity, (i) Return on Sales, (j) Revenue, and (k) Total Shareholder Return. The Performance Goals may differ from Participant to Participant and from award to award. Prior to the Determination Date, the Committee shall determine whether any significant element(s) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participants.

2.26 "Plan" means the Echelon Corporation Management Bonus Plan, as set forth in this instrument and as hereafter amended from time to time.

2.27 "Retirement" means, with respect to any Participant, a Termination of Employment after attaining at least age 65.

2.28 "Return on Assets" means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income divided by average net Company or business unit, as applicable, assets, determined in accordance with U.S. GAAP.

2.29 "Return on Equity" means as to any Performance Period, the percentage equal to the Company's Net Income divided by average stockholder's equity, determined in accordance with U.S. GAAP.

2.30 "Return on Sales" means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income divided by the Company's or the business unit's, as applicable, revenue, determined in accordance with U.S. GAAP.

2.31 "Revenue" means as to any Performance Period, the Company's or business unit's net sales, determined in accordance with U.S. GAAP.

2.32 "Shares" means shares of the Company's common stock.

2.33 "Target Award" means the target award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of his or her Base Salary, as determined by the Committee in accordance with Section 3.3.

2.34 "Termination of Employment" means a cessation of the employee-employer relationship between an Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous reemployment by the Company or an Affiliate.

2.35 "Total Shareholder Return" means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a Share.

2.36 "U.S. GAAP" means generally accepted accounting principles in the United States.

SECTION 3
SELECTION OF PARTICIPANTS AND DETERMINATION OF AWARDS

3.1 Selection of Participants. The Committee, in its sole discretion, shall select the Employees of the Company who shall be Participants for any Performance Period. Participation in the Plan is in the sole discretion of the Committee, and on a Performance Period by Performance Period basis. Accordingly, an Employee who is a Participant for a given Performance Period in no way is guaranteed or assured of being selected for participation in any subsequent Performance Period.

3.2 Determination of Performance Goals. The Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing.

3.3 Determination of Target Awards. The Committee, in its sole discretion, shall establish a Target Award for each Participant. Each Participant's Target Award shall be determined by the Committee in its sole discretion, and each Target Award shall be set forth in writing.

3.4 Determination of Payout Formula or Formulae. On or prior to the Determination Date, the Committee, in its sole discretion, shall establish a Payout Formula or Formulae for purposes of determining the Actual Award (if any) payable to each Participant. Each Payout Formula shall (a) be in writing, (b) be based on a comparison of actual performance to the Performance Goals, (c) provide for the payment of a Participant's Target Award if the Performance Goals for the Performance Period are achieved, and (d) provide for an Actual Award greater than or less than the Participant's Target Award, depending upon the extent to which actual performance exceeds or falls below the Performance Goals. Notwithstanding the preceding, in no event shall a Participant's Actual Award for any Performance Period exceed his or her Maximum Award.

3.5 Date for Determinations. The Committee shall make all determinations under Section 3.1 through 3.4 on or before the Determination Date.

3.6 Determination of Actual Awards. After the end of each Performance Period, the Committee shall certify in writing the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded. The Actual Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may (a) eliminate or reduce the Actual Award payable to any Participant below that which otherwise would be payable under the Payout Formula, and (b) determine what Actual Award, if any, will be paid in the event of a Termination of Employment prior to the end of the Performance Period.

SECTION 4
PAYMENT OF AWARDS

4.1 Right to Receive Payment. Each Actual Award that may become payable under the Plan shall be paid solely from the general assets of the Company. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of an Actual Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

4.2 Timing of Payment. Payment of each Actual Award shall be made as soon as administratively practicable, but in no event later than 90 days after the end of the Performance Period during which the Award was earned.

4.3 Form of Payment. Each Actual Award normally shall be paid in cash (or its equivalent) in a single lump sum.

4.4 Payment in the Event of Death. If a Participant dies prior to the payment of an Actual Award earned by him or her prior to death for a prior Performance Period, the Award shall be paid to his or her estate.

SECTION 5
ADMINISTRATION

5.1 Committee is the Administrator. The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) members of the Board. The members of the Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. Each member of the Committee shall qualify as an "outside director" under section 162(m) of the Code. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify.

5.2 Committee Authority. It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees shall be granted awards, (b) prescribe the terms and conditions of awards, (c) interpret the Plan and the awards, (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside of the United States, (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) interpret, amend or revoke any such rules.

5.3 Decisions Binding. All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

5.4 Delegation by the Committee. The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Plan to one or more directors and/or officers of the Company; provided, however, that the Committee may delegate its authority and powers only with respect to awards that are not intended to qualify as performance-based compensation under section 162(m) of the Code.

SECTION 6
GENERAL PROVISIONS

6.1 Tax Withholding. The Company shall withhold all applicable taxes from any Actual Award, including any federal, state, local, foreign or other taxes (including, but not limited to, the Participant's FICA and SDI obligations).

6.2 No Effect on Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without cause. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Affiliates (or between Affiliates) shall not be deemed a Termination of Employment. Employment with the Company and its Affiliates is on an at-will basis only. The Company expressly reserves the right, which may be exercised at any time and without regard to when during a Performance Period such exercise occurs, to terminate any individual's employment with or without cause, and to treat him or her without regard to the effect which such treatment might have upon him or her as a Participant.

6.3 Participation. No Employee shall have the right to be selected to receive an award under this Plan, or, having been so selected, to be selected to receive a future award.

6.4 Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

6.5 Successors. All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

6.6 Beneficiary Designations. If permitted by the Committee, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

6.7 Nontransferability of Awards. No award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 6.6. All rights with respect to an award granted to a Participant shall be available during his or her lifetime only to the Participant.

6.8 Deferrals. The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion.

SECTION 7
AMENDMENT, TERMINATION AND DURATION

7.1 Amendment, Suspension or Termination. The Board, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Target Award theretofore granted to such Participant. No award may be granted during any period of suspension or after termination of the Plan.

7.2 Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 7.1 (regarding the Board's right to amend or terminate the Plan), shall remain in effect thereafter.

SECTION 8
LEGAL CONSTRUCTION

8.1. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

8.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

8.3 Requirements of Law. The granting of awards under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.4. Governing Law. The Plan and all awards shall be construed in accordance with and governed by the laws of the State of California, but without regard to its conflict of law provisions.

8.5 Captions. Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

EXECUTION

IN WITNESS WHEREOF, Echelon Corporation, by its duly authorized officer, has executed the Plan on the date indicated below.

ECHELON CORPORATION

By: /s/ M. Kenneth Oshman

Name: M. Kenneth Oshman
Title: Chairman of the Board and Chief Executive Officer

Dated: March 26, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________.

Commission file number: 000-29748

ECHELON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0203595**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

550 Meridian Avenue
San Jose, California 95126
(Address of principal executive office and zip code)

(408) 938-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock $0.01 par value**

Name of each exchange which registered: **NASDAQ National Market**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and, (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

As of June 30, 2003, the last business day of the Registrant's most recently completed second fiscal quarter, there were 40,080,500 shares of the Registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the per share closing sale price of $13.93 of such shares on the Nasdaq National Market on June 30, 2003) was approximately $373.4 million. Shares of the Registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the Registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of February 29, 2004, 40,467,998 shares of the registrant's common stock, $.01 par value per share, were issued and outstanding.

ECHELON CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2003

INDEX

DOCUMENTS INCORPORATED BY REFERENCE

(1) Certain sections of the Registrant's proxy statement filed in connection with its annual meeting of stockholders, to be held on May 21, 2004, are incorporated by reference into Part III of this Form 10-K where indicated.

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. Certain statements contained in this report are not purely historical including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. These statements include those discussed in Item 1, Business, including "General," "Industry Background," "Our Solution," "Strategy," "Markets, Applications and Customers," "Products and Services" and "Product Development," in Item 2, "Properties," in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, including "Critical Accounting Policies," "Results of Operations," "Off-Balance-Sheet Arrangements and Other Contractual Obligations," "Liquidity and Capital Resources," "Acquisitions," "Related Party Transactions," "Recently Issued Accounting Standards," "Equity Based Compensation," and "Factors That May Affect Future Results of Operations," and elsewhere in this report. In this report, the words "anticipate," "believe," "expect," "intend," "future," "moving toward" and similar expressions also identify forward-looking statements. Our actual results could differ materially from those forward-looking statements contained in this report as a result of a number of factors including, but not limited to, those set forth in the section entitled "Factors That May Affect Future Results of Operations" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date of this report, and we assume no obligation to update any such forward-looking statement or reason why such results might differ.

PART I

Item 1. BUSINESS

General

We develop, market and support hardware and software products and services that allow everyday devices — such as appliances, thermostats, air conditioners, electricity meters, and lighting systems — to communicate with one another and across the Internet. These everyday devices can be collected into systems, sometimes called control networks, in which the devices communicate with one another to perform a control or monitoring application. Control networks manage key functions in virtually all types of facilities that affect our daily lives — from heating, lighting, security, and elevators in buildings, to the electricity meters in homes and businesses, to the brakes in freight trains, to the equipment in waste water treatment plants, to the lights in your home. Our products and services can be used across many industries to network together everyday devices used by utilities, buildings, factories, transportation, homes and other systems.

Our products and services are based on our LONWORKS® technology. Our LONWORKS technology is an open standard, meaning that many official standards-making bodies have published industry standards based on all or parts of our technology and that many of our technology patents are broadly licensed without royalties or license fees. LONWORKS technology also allows control networks to be interoperable, meaning that products or subsystems from multiple vendors can be integrated into a unified system without the need to develop custom hardware or software. As a result, our products allow original equipment manufacturers, or OEMs, and systems integrators, who are specialty contractors that combine products from multiple suppliers into integrated systems, to design and put into service open, interoperable control networks.

Traditionally, most commercial control systems have used closed, centrally-controlled architectures, in which the control is centralized or hard-wired. Open control networks based on LONWORKS technology are an alternative to the traditional approach of closed, centralized control. We believe that closed, centrally-controlled systems are more costly to install, less reliable, and more difficult to customize than open control networks based on our technology. Compared with traditional control systems, we believe that open control networks based on our technology can reduce life-cycle costs, are more flexible than centralized systems and permit control systems to be comprised of products and services from a variety of vendors. As a result, LONWORKS control networks can enable new applications while providing improved reliability, serviceability, and functionality.

Our LONWORKS control networking technology allows intelligence to be embedded into individual control devices, allowing the devices to make independent processing decisions based on values read from locally attached sensors or on feedback from local control actions. Each LONWORKS device is also inherently capable of communicating the information it knows with other devices in its control network and taking actions based on information that it receives from other devices. Communications can be done across a variety of communications media, such as a twisted pair of wires or data cable, the existing power lines in a facility, radio frequency communication, or any Internet protocol-based network, such as corporate intranets or the Internet. By sensing and controlling their local environment, sharing this information with their peers, and taking actions based on information received from other devices, LONWORKS devices work together to perform the desired control functions. In effect, the network itself becomes the controller, enabling control to be distributed throughout the network, eliminating the need for central controllers, significantly reducing wiring costs, and enhancing the functionality and flexibility of the control system. In addition, by connecting to the Internet, LONWORKS networks allow devices that were once isolated by their physical location to be reached from anywhere in the world. Important data that previously could not be obtained can now be integrated into enterprise-wide information systems to lower costs and increase revenues. For example, a LONWORKS based occupancy sensor might detect motion within a room through local sensing hardware and publish this information onto the network. Using the information from the occupancy sensor along with its own knowledge of the state of the building, a LONWORKS based security alarm could decide if the motion is authorized or not and if an alarm should be sounded. A LONWORKS based electronic ballast might receive this same information and turn on to illuminate the room. A LONWORKS based heating system might also use this same information to restore the room to the occupant's preferred temperature. All of these actions might be transmitted over the Internet to the company's headquarters to enable the company to better manage its facilities and energy costs.

Our products and services provide the infrastructure and support required to build and implement multi-vendor, open, interoperable networks of everyday devices. Our wide-ranging product offerings include transceivers, concentrator products, control modules, routers, network interfaces, development tools, and software tools and toolkits. Through our project with Enel S.p.A., or Enel, the largest electric utility in Italy, we also provide products that enable electricity metering and other home networking functions to be networked across the utility's service area. Our objective is to establish our LonWorks technology and products as a leading solution for networking everyday devices for control applications.

We market our network infrastructure products and services to OEMs and systems integrators in the building, industrial, transportation, utility/home, and other automation markets. We sell primarily through a direct sales force in North America and other countries where we have marketing and sales operations. We also sell our products through distributors in Europe, Japan, South America, and various Asia Pacific countries. Representative customers include Enel (including its contract manufacturers for electricity meters: China National Machinery and Equipment Import and Export Corporation, Finmek Access S.p.A., Celestica Italy S.r.L., and Jabil Circuit Italia S.r.L.), Honeywell, TAC AB (a wholly owned subsidiary of Schneider Electric), Siemens, Invensys Intelligent Systems, Schindler Elevator, Johnson Controls, Fuji Electric, NTT Data, Samsung, and BOC Edwards.

In December 2003, we began shipments of our networked energy services, or NES, system, which we market directly and through selected value added resellers and integration partners, to electric utilities, primarily in Europe and Asia. The NES system is built upon our LonWorks platform and consists of a set of intelligent, communicating digital electricity meters, data concentrators that supervise and manage meters, and server software based on our Panoramix™ enterprise software platform. By providing an open, bidirectional, and extensible infrastructure to enable a comprehensive range of utility applications, we believe that the NES system brings cost savings in a wide range of utilities functions, from metering and customer services to distribution operations and value-added business. We believe that, in total, the benefits derived from our NES system deliver a more compelling return on investment than "traditional" automatic meter reading, or AMR, systems, which provide limited functionality, often over proprietary, one-way networks.

In the third quarter of 2000, we completed a transaction with Enel whereby Enel purchased three million newly issued shares of our common stock for a purchase price of $130.7 million in cash. In the second quarter of 2000, we entered into a research and development agreement with an affiliate of Enel, under which we have been cooperating with Enel to integrate our LonWorks technology into Enel's remote metering project in Italy. Through this project, which is called the Contatore Elettronico, Enel is replacing its existing stand-alone electricity meters with networked electricity meters to 27 million customers throughout Enel's service territory. We sell a variety of electronic components and finished goods to Enel and its contract manufacturers for use in the Contatore Elettronico project. We began to ship products to Enel for use in the project in late 2000. During 2002 and 2003, we increased the volume of these shipments.

Although we had a net operating loss of $357,000 for full year 2001, we generated our first-ever operating profit in the fourth quarter of 2001 in the amount of $4.4 million. Our full year 2001 results included $534,000 of intangible amortization expense related to our acquisition of ARIGO Software, GmbH, or Arigo, in February 2001. In 2002, we generated an operating profit of $14.4 million. Included in our 2002 results were a $400,000 charge related to in-process research and development, or IPR&D, expensed in connection with our February 2002 acquisition of BeAtHome.com, Inc., or BeAtHome, as well as $344,000 of amortization expense related to intangible assets acquired from Arigo and BeAtHome. Although we remained profitable in 2003, our operating profit decreased to $278,000. Included in our 2003 results were a $9.8 million IPR&D charge related to our April 2003 acquisition of certain assets of Metering Technology Corporation, or MTC, as well as $1.1 million of amortization expense related to intangible assets acquired from Arigo, BeAtHome, and MTC.

Our total revenues for 2003 declined to $118.2 million from $122.8 million in 2002. Total revenues in 2001 were $76.6 million. Enel, our largest customer during 2003, 2002, and 2001, accounted for 64.2% of total revenues for 2003, 66.4% of total revenues for 2002, and 40.5% of total revenues for 2001. These revenues included sales of components to Enel's contract manufacturers. Our second largest customer, EBV, the sole independent distributor of our products in Europe, accounted for 10.2% of total revenues for 2003, 9.2% of total revenues for 2002, and 16.9% of total revenues for 2001.

We were incorporated in California in 1988 and reincorporated in Delaware in 1989. Our corporate headquarters are located at 550 Meridian Avenue, San Jose, California 95126. In March 2003, we received ISO 9001 certification at this facility. Our telephone number is 408-938-5200. We maintain a Web site at www.echelon.com. Investors can obtain copies of our SEC filings from this site free of charge, as well as from the SEC Web site at www.sec.gov.

Industry Background

Control systems manage key functions in a variety of facilities. For example, a common application of a control system is to allow a thermostat to communicate with other equipment in a building to automatically adjust temperature and airflow. In addition to interconnecting and monitoring heating, ventilation, and air conditioning, or HVAC, control systems are used in buildings to manage such functions as elevators, lighting, security, and access control. Electric utilities may use control systems to remotely turn power on or off to a customer, read usage information from a meter or detect a service outage. In industrial facilities, control systems are used to automate semiconductor manufacturing equipment, oil pumping stations, waste water treatment plants, textile dyeing machinery, and a myriad of other applications. In transportation systems, control systems are used to regulate such features as propulsion, braking and heating systems in trains, light rail cars, trucks, busses, and other vehicles. In homes, control systems have traditionally seen limited use in high-end residences for lighting control, security, and other automation applications and in simple hobbyist-level automation systems.

Control systems consist of an array of hardware devices and software used to collect data from the physical world and convert that data to electrical signals. These signals, in turn, provide information that can be used to effect responses based upon pre-programmed rules and logic. Traditionally, most control systems have incorporated closed, centrally controlled architectures. These systems share many of the same drawbacks of centralized computing architectures that rely upon mainframes and minicomputers to communicate to "dumb" terminals that lack independent processing capabilities.

Products for control systems are typically designed and manufactured by OEMs that focus on one or more vertical markets, such as HVAC systems for buildings, or braking control systems for trains. Control systems are typically installed and maintained by systems integrators, and in some instances, by the in-house installation and maintenance divisions of OEMs. We believe that closed, centralized control systems have a number of inherent disadvantages for OEMs, systems integrators, and end-users.

OEMs, as the designers of control systems, and in some instances, as developers of their own network protocols, can incur significant development and ongoing support expense to implement and maintain their closed systems. In addition, supporting such a closed infrastructure can take valuable resources away from developing competitive applications and can limit the OEM's ability to support the product development efforts of third party companies that use open platforms. Finally, centralized systems also risk complete shutdown if the central controller fails.

For systems integrators, it is typically very costly and time-consuming to install closed, centralized control systems because of the physical task of installing large amounts of wire and conduit to connect each component to one or more central controllers. Once the physical infrastructure is installed, specially trained and highly skilled personnel must program, install, and "debug" detailed control logic software in the controllers in order to manage the various components. If a facility incorporates control systems from more than one OEM, systems integrators may also have to spend considerable time connecting systems that were not designed to operate together, such as HVAC and fire/life/safety systems. This complex process can also make it expensive and time consuming to modify the systems. End-users ultimately must pay for these products and services. However, because it can be so costly to install and modify closed, centrally controlled systems, end-users often cannot always acquire new applications at an affordable cost. We believe that these factors have reduced the market opportunity for both OEMs and systems integrators to sell new products, functions, and applications to end-users.

We believe that OEMs, systems integrators, and end-users are trying to overcome the limitations of closed, centralized control systems. Just like the computer industry's move away from centralized computing architectures, we believe that, across a broad range of control applications, the controls industry is moving away from custom, wiring-intensive and closed interconnection schemes among various system components. We believe that the controls industry is moving towards open, interoperable, distributed architectures in which the intelligence resides in the devices sensing and controlling the physical infrastructure itself, and in the communication between these devices, rather than in central controllers.

With respect to electric utilities, the automated metering systems they employ have historically been proprietary in nature and have generally offered only one-way communication. These systems have typically focused on providing a single service, such as AMR, direct load control, outage detection, pre-paid metering, or time of use metering. We believe that such systems are inflexible and costly for the utilities to install and maintain. In addition, we believe that, as regulators look for utilities to offer consumers so called "real time pricing" or "demand response" programs, and as markets deregulate and the utilities look to lower their operating costs and improve their operating efficiency, utilities will begin to look for more flexible, open systems that allow them to offer a multitude of services to their customers, such as our NES system.

Our Solution

We develop, market, and support a family of hardware and software products and services that allows OEMs and systems integrators to design and implement open, interoperable, distributed control networks. Our LonWorks networking technology allows intelligence and communications capabilities to be embedded into individual control devices. The intelligent, networked control devices are then able to communicate with each other to perform the desired control functions. For example, a temperature sensor might detect a change in temperature and send a message over the network that is received and acted upon by other devices that have been configured to accept the message. This eliminates the need for central controllers, significantly reduces wiring costs, increases system reliability, enables the creation of systems that can perform more functions, and makes it easier to adapt the systems to the user requirements — both at the time of initial installation and over the life of the system as the end-users' needs change. In addition, we believe that our products and services create new market opportunities because they allow devices that were previously not part of control systems, such as home appliances, to be cost-effectively made into smart, networked devices that communicate with one another and across the Internet. Further, the information communicated between the control devices can be integrated into corporate data applications, such as systems for enterprise resource planning, or ERP, or customer resource management, or CRM, to improve operational efficiency, lower cost, and increase quality.

We offer a broad set of products and services that provide the foundation and support required to build and implement open, interoperable networks of everyday devices using products from multiple vendors for the building, industrial, transportation, utility/home and other automation markets. With a control network that incorporates our LonWorks products, everyday devices become smart and can communicate with one another and across the Internet using our LonTalk® protocol. Each device in the network contains embedded intelligence that implements the protocol and performs local sensing and control functions. At the core of this embedded intelligence is typically a Neuron® Chip, an integrated circuit that we initially designed. Neuron Chips are currently manufactured and sold by Toshiba and Cypress Semiconductor. In addition, we offer:

- connectivity components for use in Enel's Contatore Elettronico project, including components for use in networked electricity meters and a data concentrator product;
- components for making everyday devices smart and network connected, including transceivers that couple the Neuron Chip to the communications medium, "smart" transceivers that combine the functionality of a Neuron Chip and a transceiver into a single integrated circuit, control modules that are intended to help reduce OEM development cost, and associated development tools that allow OEMs to design LonWorks technology into their products;
- network connectivity products, including intelligent LonWorks routers that allow users to build large systems containing different networking media, network interfaces that connect computers to the network, and hardware and software products that enable the everyday devices in a LonWorks network to be connected to the Internet and other Internet protocol-based networks;
- software tools and toolkits that allow users to install, monitor, maintain and control their systems;
- our enterprise level software platform, Panoramix, which manages, monitors, and controls a virtually unlimited number of everyday devices distributed through one or more LonWorks networks; and can

integrate information gathered from these LonWorks networks with existing strategic business information technology systems, such as ERP, CRM, and custom applications; and

- our NES system, which is built upon our LonWorks platform and consists of a set of intelligent, communicating digital electricity meters, data concentrators that supervise and manage meters, and server software based upon our Panoramix enterprise software platform.

Based on our past experience, we believe that our family of products and services provides the following customer benefits:

- *Installation Cost Savings.* LonWorks based, open control networks are designed to be less expensive to install than closed, centrally-controlled systems. By replacing individual hard-wired connections with shared network channels, we believe that wiring and conduit material and labor costs can be substantially reduced. By minimizing the need to program and debug complex control logic software, systems can be designed and commissioned more quickly by personnel with less specialized training. In addition, we have designed LonWorks networks so they do not require expensive, performance-limiting gateways, which are used to enable communication between various systems and to connect control systems from multiple vendors.

- *Life-Cycle Cost Savings.* LonWorks networks can eliminate many of the sources of high life-cycle costs found in traditional control systems. By providing an open, interoperable platform, LonWorks networks allow end-users to select the most cost-effective products and services for their applications from a broad range of OEMs. In addition, we believe that the inherent flexibility of the LonWorks network architecture permits modifications to the control system to be made at a significantly lower cost. These modifications include adding new products, features, and functions. LonWorks technology also allows devices to be logically "rewired" across the network without the need to run new physical wire or to replace or reprogram devices.

- *Improved Quality and Functionality.* With LonWorks networks, end users may customize their control networks by using products and applications from an array of vendors that best suits their specific needs. In open LonWorks networks, any piece of information from any device can be shared with any other device in the same control system, in a different control system, or in a computer system, without the need for custom programming or additional hardware. For example, a utility can remotely turn on or turn off electricity service to a customer, eliminating the need to send a service technician to the customer's home. The same system can also more quickly detect a service outage, enabling faster repair of the system.

- *Improved Reliability.* In a traditional system that has one central controller, the entire system can fail if that controller fails. However, in a LonWorks control network, where intelligence can be distributed throughout the entire network, a system can be designed to eliminate any single point of failure. Typically, the failure of a device on the network only affects a small subset of devices with which it interacts. Unlike devices in a centrally controlled system, devices in a LonWorks network are "self-aware" and can take appropriate actions, such as returning to default set points, to adapt to the error condition. In addition, each device in a LonWorks network has built-in processing power, which allows it to keep track of its own status and report potential problems before they occur.

- *Increased Market Opportunities.* We believe that by eliminating high-cost centralized controllers and fostering devices that can work together, LonWorks technology allows both OEMs and systems integrators to create low-cost, customized solutions to satisfy market demands that have not been met by traditional control systems. We believe that new market opportunities are created by allowing devices that were previously not part of control systems, such as home appliances, to cost-effectively be made smart, networked devices that communicate with one another and across the Internet. Further, we believe that the ability to integrate the information communicated between the control devices into corporate data applications, such as ERP or CRM systems, creates new opportunities to improve operational efficiency, lower cost, and increase quality.

Strategy

Our objective is to be the leading supplier of products and services used in the growing market for open, interoperable control networks. Key elements of our strategy include:

- *Increase Penetration of Existing Customer Base and Vertical Markets.* While our control network products are applicable across a broad range of industries, we intend to continue to focus our marketing efforts on those core vertical markets in which we have established a large customer base. These markets include the utility/home automation, building, and transportation industries. We work closely with OEMs and systems integrators in these markets to identify market needs, and target our product development efforts to meet those needs. We also look to penetrate deeper within the product lines of our existing OEM customers to increase the number of products and services they offer that are built on our products and services. We believe that close collaborative relationships with OEM customers will continue to accelerate the transition of our targeted industries toward open, multi-vendor architectures for control networks.

- *Capitalize on Opportunities in the Utility Market.* Given both the importance of Enel as one of the world's largest electric utilities and the scope of its project, which we believe to be the largest meter replacement project ever undertaken, we believe that our project with Enel has great visibility within the electric utility industry and will create potential opportunities for us at other utilities. Historically, utilities have replaced electricity meters at a low rate. In contrast, Enel's Contatore Elettronico project will, if fully deployed, result in the replacement of almost all of the electricity meters in Enel's service territory with LONWORKS enabled smart, networked meters in a span of a few years. We believe that by doing so, Enel will reap a number of benefits that can only be achieved when a utility has a homogenous population of smart, networked meters and that their project will create a willingness in other utilities to undertake similar wide-scale meter replacements. In May 2002, we formed a Service Provider Group to focus on opportunities in the utility market for our NES system, which we began shipping in December 2003. We believe our NES system offering is a new and unique product offering for the utility market. Our NES system is designed to allow utilities to offer advanced customer care services such as multi-tiered billing, pre-paid electricity, fault and outage detection, remote meter reading, and more accurate billing. It also allows utilities to reduce operating costs through load monitoring and optimization and better inventory management. Lastly, it sets the stage for future in-premise applications such as predictive warranty services and remote appliance and machine diagnostics for any devices connected to the electricity grid or inside a home or business using our power line technology.

- *Leverage Our OEM and Systems Integrator Distribution Channels to Increase Our Market Presence.* Excluding Enel, and potentially other utilities, we generally do not sell our products directly to end users. We generally sell our products to OEM manufacturers, who embed our products inside of their products; or to system integrators, who incorporate our products along with those of our OEM customers into complete solutions for end users. Therefore, our products generally come into the hands of end users indirectly through sales made by our OEM customers or through the efforts of our system integrator customers. We believe that by working with our OEM customers and systems integrators to influence their sales efforts, we can create a "virtual sales force" for our products. We have established several marketing programs for this purpose that are centered around our Open Systems Alliance, a program created in 2000 to bring together manufacturers, integrators, resellers, and other companies that are working to promote open systems based on our LONWORKS platform.

- *Take Advantage of New Market Opportunities Created by the Integration of LONWORKS Control Networks with the Internet and Corporate Intranets.* We believe that the ability of LONWORKS control networks to interact through Internet Protocol networks, including the Internet and corporate intranets, delivers important features to our customers that create new markets for our products. This ability enables end users to remotely monitor and manage control networks, to collect and analyze data generated by their control networks, and to deliver new value-added services over the Internet that interact with the everyday devices in LONWORKS networks. To meet this market demand, we are developing systems and technologies that combine standard data networking and communications protocols with our products and technology. For example, in October 2003, we released two new members of the *i*.LON™ product family: the *i*.LON 10 Ethernet Adapter version 2.0 with PPP support and the *i*.LON 600 LONWORKS /IP Server. In March of 2003 we introduced the Panoramix platform, a scalable enterprise software product designed to enable businesses to collect and manage data from device networks across multiple facilities and turn it into actionable business intelligence. We believe that the ability for companies to tap into the information running their core operations, extract it to a central site, aggregate it, and integrate it with their planning, operating, and other business systems will help them gain insight into the heart of their operations and make better informed, fact-based decisions that may reduce costs and increase profitability.

- *Leverage International Market Opportunities.* With sales and marketing operations in ten countries and 86.5% of our total revenues in 2003 attributable to international sales, we have established a significant international presence. We plan to continue to devote significant resources to international sales, marketing, and product development efforts to capitalize on markets for control networks outside of the United States. For example, our most popular power-line transceiver was designed to meet the requirements imposed by regulators in North America, Europe, and Japan, enabling OEMs to leverage their product development programs across these markets.

Success in the execution of our marketing strategy will require a continued emphasis on our key technical competencies, including, but not limited to, networking hardware and software technology, custom communications integrated circuit design, and system level solutions for networks that provide device management, monitoring, and control.

Working Capital

As of December 31, 2003, we had working capital, defined as current assets less current liabilities, of $160.7 million, which was an increase of approximately $4.4 million compared to working capital of $156.3 million as of December 31, 2002.

As of December 31, 2003, we had cash, cash equivalents, and short-term investments of $144.9 million, which was an increase of approximately $10.4 million compared to a balance of $134.5 million as of December 31, 2002. Additionally, as of December 31, 2003, we had $10.9 million of restricted investments that secure a $10.0 million line of credit under which no amounts have been drawn.

Cash provided by operating activities in 2003 of $23.7 million was primarily the result of net income of $1.9 million, non-cash operating charges (including depreciation, amortization, and in-process research and development) of $15.5 million, a $2.8 million decrease in accounts receivable, a $2.1 million decrease in net inventories, and a $1.0 million increase in accrued liabilities.

Markets, Applications and Customers

We market our products and services primarily in Europe, Japan and selected Asia Pacific countries, and North and South America. Our target markets include:

- *Utility.* Since June 2000, we have been working with Enel to incorporate LonWorks technology into Enel's Contatore Elettronico project. Under this project, Enel intends to provide digital electricity meters and a complete home networking infrastructure to over 27 million customers in Italy over a period ending in 2005. We began shipping products to Enel for use in the project in late 2000, and increased those volumes annually in 2001, 2002, and 2003. As of December 31, 2003, Enel had installed approximately 13.7 million LonWorks based electricity meters and 170,000 data concentrators. In July 2003, we entered into an agreement with Continuon Netbeheer, a leading Dutch utility grid operator and subsidiary of the Dutch utility Nuon, to provide a trial deployment of our NES system within a portion of Continuon's service territory. In December 2003, we began the initial shipments of our NES system under the terms of that agreement. In addition, some of our OEM customers also incorporate our products into their systems for meter related applications, substation automation, and other utility applications.

- *Building Automation.* Companies worldwide are using LonWorks control networks in most areas of the building automation industry, including access control, automatic doors, elevators, energy management, fire/life/safety, HVAC, lighting, metering, security, and window blinds. We believe that LonWorks networks are widely accepted because they lower installed system cost, reduce ongoing life-cycle costs, and increase functionality. For example, the recently opened Roppongi Hills project in Tokyo, Japan, Asia's largest office and residential complex, included a major automation system with over 16,500 LONWORKS enabled devices. Our OEM customers in the building automation market include Honeywell, TAC AB, Siemens, Schindler Elevator, Invensys Intelligent Systems, Yamatake, Johnson Controls, and Philips Lighting.

- *Industrial Automation.* LONWORKS control networks are found in semiconductor fabrication plants, gas compressor stations, gasoline tank farms, oil pumping stations, water pumping stations, textile dyeing machinery, pulp and paper processing equipment, automated conveyor systems, and many other industrial environments. In such industrial installations, among other advantages, LONWORKS networks can replace complex wiring harnesses, reduce installation costs, eliminate expensive programmable logic controllers and distribute control among sensors, actuators and other devices, thereby reducing system costs, improving control and eliminating the problem of a single point of failure. For example, BOC Edwards, a leading supplier of vacuum pumping systems to the semiconductor industry, uses LONWORKS control networks within certain vacuum pump products to replace complex wiring used to connect various motors, sensors, actuators, and displays. The same control network is extended to connect multiple pumping stations together in a semiconductor fabrication plant to form a complete pumping system. Our OEM customers in the industrial automation market include BOC Edwards, Fuji Electric, Hitachi, Meissner & Wurst, and Yokagawa.

- *Transportation.* Our technology is used in important transportation applications, including railcars, light rail, busses, motor coaches, fire trucks, naval vessels, and aircraft. LONWORKS networks can be used in these transportation systems to improve efficiency, reduce maintenance costs, and increase safety and comfort. LONWORKS technology is one of the standards used by the New York City Transit Authority for the replacement of its subway cars. Key OEMs in the transportation market include Bombardier, Kawasaki, Siemens, and New York Air Brake.

- *Home Automation and Other.* While the home networking market for automation and control is still in its infancy, some companies are now selling LONWORKS based products for appliances, HVAC, lighting, security, utility meters, and whole house automation. In June 2003, we announced a strategic alliance with Samsung Electronics whereby Samsung and its HOME VITA™ alliance partners will use our products in their home and consumer product lines. The HOME VITA alliance includes Samsung and Samsung-affiliated companies that are designing and implementing networked air conditioners, thermostats, A/V systems, hot water heaters, lighting devices, kitchen appliances, and other consumer products. Other industries in which LONWORKS control networks have been utilized or are being developed for use include telecommunications (including alarm systems for switching equipment) and agriculture (including feeding and watering systems).

Products and Services

We offer a wide-ranging set of over 90 products and services marketed under the LONWORKS brand name. These products and services provide the infrastructure and support required to implement and deploy open, interoperable, control network solutions. All of our products either incorporate or operate with the Neuron Chip and/or the LONWORKS protocol. While we recommend broad use of several of our products with other products that we offer, there is no inherent requirement for a customer to do so given our open networking technology. For instance, a customer's product could use a transceiver purchased from a third party that is installed with software that uses our network operating system. Similarly, a customer's product could use a transceiver purchased from us that is installed with software from a third-party.

Components for Use in Enel's Contatore Elettronico Project. We provide a number of products and components to Enel and its contract manufacturers. We sell Enel data concentrators that provide wide area connectivity to and supervision of digital electricity meters. We sell meter kits to Enel's contract manufacturers, which include components that are incorporated into digital electricity meters for Enel and that allow these meters to communicate over the power-line using the LonTalk protocol.

Components for Making Everyday Devices Smart and Network Connected. We provide a set of hardware products at various levels of integration designed to allow OEMs to embed networking and intelligence into their products. Our products in this range include power line and free topology twisted pair transceivers, power line and free topology smart transceivers, twisted pair and free topology control modules, and associated development tools including our NodeBuilder® development tool, which is designed to make it easy for OEMs to develop and test individual LonWorks nodes or small networks of LonWorks devices. The NodeBuilder tool uses a familiar Windows based development environment with easy-to-use online help. Our FTT-10A free topology transceiver product, which permits communication over a twisted pair of wires, generated approximately 9.7% of our revenues during 2003 and 11.5% of our revenues during 2002.

Network Connectivity Products. This suite of hardware products, some with embedded firmware, serves as the physical interface between the control software that resides on the managed devices and the cabling and wiring that provide the physical communications path. These products include a variety of routers, adapters, and IP connectivity products. LonWorks routers provide transparent support for multiple media, which makes it possible to signal between different types of media, such as twisted pair, power line, radio frequency, optical fiber, and infrared. Routers can also be used to control network traffic and partition sections of the network from traffic in another area, increasing the total throughput and speed of the network. Adapter products include network interfaces that can be used to connect computers to a LonWorks network and LonPoint® interface modules, which convert a variety of legacy digital and analog sensors and actuators into intelligent and interoperable LonWorks devices. Our family of *i*.LON products provides a variety of options for providing cost-effective, secure Internet connectivity to the everyday devices in LonWorks networks.

Software Products. Our LNS® network operating system serves as the platform for installing, maintaining, monitoring, and interfacing with control networks. The LNS family of products adds the power of client-server architecture and component-based software design into control systems and allows tools from multiple vendors to work together. The most recent release of LNS is version 3.1.

The LonMaker™ Integration Tool, which is built on the LNS network operating system and the Microsoft Visio technical drawing package, gives users a graphical, "drag and drop" environment for designing their network's control system. The graphical nature of the LonMaker tool provides an intuitive interface for designing, installing, and maintaining multi-vendor, open, interoperable LonWorks control networks. LNS allows multiple users, each running their own copy of the LonMaker tool or other LNS based tools, to utilize the system in parallel, thereby streamlining the design and commissioning process, and facilitating future adds, moves and changes. Our current version, release 3.1, began shipping in October 2001.

In March 2003, we introduced the Panoramix platform, a scalable enterprise software product designed to enable businesses to collect and manage data from device networks across multiple facilities and turn it into actionable business intelligence. Our current version, release 1.11, began shipping in March 2004.

Training and Support. We conduct a variety of technical training courses covering our LonWorks network technology and products. These courses are designed to provide hands-on, in-depth and practical experience that can be used immediately by OEMs and systems integrators using LonWorks systems. In addition to conducting these classes ourselves, we license them to third-parties in foreign markets who present them in the local language. We also offer technical support to our customers on an annual contract basis. We provide these support services to resolve customers' technical problems on a timely basis, ensure that our products will be used properly, and to shorten the time required for our customers to develop products that use our technology. As of February 29, 2004, we had 11 employees in the United States, Japan, China and the United Kingdom engaged in training and support.

NES System. In December 2003, we began shipments of our networked energy services, or NES, system. We market our NES system directly to electric utilities, and indirectly through selected value added resellers and integration partners, all of whom are primarily located in Europe and Asia. The NES system is built upon our LonWorks platform and consists of a set of intelligent, communicating digital electricity meters, data concentrators that supervise and manage meters, and server software based on our Panoramix enterprise software platform.

Sales and Marketing

We market and sell our products and services to OEMs and systems integrators to promote the widespread use of our LonWorks technology. In addition, we believe that awareness of the benefits of LonWorks networks among end-users will increase the demand for our products. We currently market our NES system directly, and through selected value added resellers and integration partners, to electric utilities, primarily in Europe and Asia.

In North America, we sell our products through a direct sales organization. Outside the United States, direct sales, applications engineering, and customer support are conducted through our offices in China, France, Germany, Hong Kong, Italy, Japan, the Netherlands, South Korea, and the United Kingdom. Each of these offices is staffed primarily with local employees. We support our worldwide sales personnel with application engineers and technical and industry experts working in our headquarters. We also leverage our selling efforts through the use of an in-house telephone sales staff. Internationally, we support our direct sales with the use of distributors who tend to specialize in certain geographical markets. In Europe, we sell our products that do not relate to our project with Enel principally through EBV, our sole independent European distributor, and through our direct sales force. Under the Contatore Elettronico project with Enel, we sell products directly to Enel and also sell components directly to Enel's contract manufacturers. We rely solely on distributors in certain markets in the Asia Pacific region, including Australia and Taiwan, and in Latin America, through our distributor in Argentina. International sales, which include both export sales and sales by international subsidiaries, accounted for 86.5% of our total revenues for 2003, 88.2% of our total revenues for 2002, and 78.1% of our total revenues for 2001.

We maintain an authorized network integrator program to increase the distribution of our products through systems integrators worldwide. These third-party systems integrators design, install, and service control systems using our LonMaker tool, our LonPoint products, and other manufacturers' products that meet the certification guidelines of the LonMark® Interoperability Association, thereby reducing dependence on single-vendor products, eliminating the risks of centralized, closed controllers, and supporting less complex, peer-to-peer system architectures. We provide these systems integrators with the training, tools, and products required to cost-effectively install, commission, and maintain open, multi-vendor distributed control systems based on LonWorks control networks.

The LonMark Interoperability Association and the LonWorld® Conference and Exhibition assist our marketing efforts. We formed the LonMark Interoperability Association in May 1994 and as of February 29, 2004 it had about 300 members. This Association, which is in the process of becoming an independent corporation under the name LonMark International, makes technical recommendations for interoperable use of LonWorks technology and promotes the use of open control networks based on the LonWorks standard. The purpose of the LonWorld Conference and Exhibition is to provide a forum in which parties can share recent information concerning LonWorks technology and applications, build alliances, and support the LonWorks standard for control networking. The most recent LonWorld Conference and Exhibition was held in October 2003 in Munich, Germany.

Strategic Alliances

Neuron Chips, which are important components used by our customers in control network devices, are currently manufactured and distributed by Toshiba and Cypress Semiconductor. Motorola also manufactured and distributed Neuron Chips until January 31, 2001. We presently have licensing agreements with both Cypress Semiconductor and Toshiba. Among other things, the agreements grant Cypress and Toshiba the worldwide right to manufacture and distribute Neuron Chips using technology licensed from us and require us to provide support and unspecified updates to the licensed technology over the terms of the agreements. The Cypress agreement expires in April 2009 and the Toshiba agreement expires in January 2010. We developed the first version of the Neuron Chip, although Motorola, Toshiba, and Cypress have subsequently developed improved, lower-cost versions of the Neuron Chip that are presently used in products developed and sold by us and our customers.

We entered into a Research and Development and Technological Cooperation Agreement with Enel Distribuzione S.p.A., a subsidiary of Enel, in June 2000. Under this agreement, we agreed to cooperate with Enel in the development of Enel's Contatore Elettronico meter management project. The R&D Agreement expires, per its terms, in June 2005. The Contatore Elettronico project, which, among other things, will replace existing stand-alone electricity meters with networked electricity meters throughout Enel's service territory in Italy, is intended to provide a variety of services, including the ability to:

- remotely turn power on or off to a customer;
- read usage information from a meter;
- detect a service outage;

- detect the unauthorized use of electricity;
- change the maximum amount of electricity that a customer can demand at any time; and
- manage the distribution of electricity throughout Enel's service area.

The Contatore Elettronico project incorporates solid-state electricity meters designed by Enel and a third party. We have entered into supply agreements with various third party contract manufacturers who manufacture the meters for Enel. These contract manufacturers combine components purchased from us with other components to complete the manufacture of meters for sale to Enel. In addition, we sell a finished product, called a data concentrator, directly to Enel for use in the Contatore Elettronico project. We expect to complete the sale of our components and products for the Contatore Elettronico project during the first half of 2005.

In July 2001, we entered into an agreement with STMicroelectronics S.r.L. under which STMicroelectronics developed and produces our power line smart transceiver. The agreement expires in July 2011.

Product Development

Our future success depends in large part on our ability to enhance existing products, reduce product cost, and develop new products that maintain technological competitiveness. We have made and intend to continue to make substantial investments in product development. We obtain extensive product development input from customers and by monitoring end-user needs and changes in the marketplace. We continue to make significant engineering investments in bringing our software products, control and connectivity products, and development tools to market and extending our product offerings in the utility markets to customers beyond Enel. For example, we developed our NES system to provide a single, open infrastructure over which utilities can run a wide set of functions to reduce costs and increase quality in a variety of functional areas, such as multi-tiered billing, pre-paid electricity, fault and outage detection, remote meter reading, and more accurate billing. Our NES system consists of intelligent, communicating electricity meters, IP connected data concentrators, and a software solution based on our Panoramix enterprise software platform.

Our total expenses for product development were $35.1 million for 2003, $21.5 million for 2002, and $17.0 million for 2001. Included in these amounts were acquisition related charges for in-process research and development and intangible amortization of $10.9 million in 2003, $744,000 in 2002, and $534,000 in 2001. We anticipate that we will continue to commit substantial resources to product development in the future and that product development expenses may increase in the future. To date, we have not recorded any capitalized software development costs from our development efforts.

As of February 29, 2004, we had 114 employees in our product development organization.

Competition

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our customers and continue to develop and introduce new products, features and services in a timely and efficient manner. The principal competitive factors that affect the markets for our control network products include:

- the price and features of our products such as adaptability, scalability, the ability to integrate with other products, functionality, and ease of use;
- our product reputation, quality and performance; and
- our customer service and support.

In each of our markets, we compete with a wide array of manufacturers, vendors, strategic alliances, systems developers, and other businesses. Our competitors include some of the largest companies in the electronics industry, such as Siemens in the building and industrial automation industries, and Allen-Bradley (a subsidiary of Rockwell) and Group Schneider in the industrial automation industry. Many of our competitors, alone or together with their trade associations and partners, have significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition and broader product offerings than us. As a result, these competitors may be able to devote greater resources to the development, marketing and sale of their products, and may be able to respond more quickly to changes in customer requirements or product technology. In addition, those competitors that manufacture and promote closed, proprietary control systems may enjoy a captive customer base dependent on such competitors for service, maintenance, upgrades and enhancements. Products from other companies such as Digi International, emWare, Ipsil, JumpTec, Lantronix, Microsoft, and Wind River Systems, as well as certain micro-controller manufacturers including Motorola, Micro Chip, and Philips, all of which promote directly connecting devices to the Internet, could also compete with our products.

In the utility marketplace, products from companies such as Actaris, Atos Origin, DCSI, Elster, Hexagram, Hunt Technologies, Itron, Iskraemeco, Nexus, and Ramar, each of which offers automatic meter reading products for the utility industry, as well as metering systems from our customers such as Enel, Enermet, Horstmann Controls, Kamstrup, and Milab, could compete with our NES system in the utility marketplace. For example, Enel, our largest customer, could design a system that competes with our NES system using third party products instead of our products. Enel has significantly greater experience and financial, technical, and other resources than we have.

Many of our current and prospective competitors are dedicated to promoting closed or proprietary systems, technologies, software, and network protocols or product standards that differ from, or are incompatible with, our products. In some cases, companies have established associations or cooperative relationships to enhance the competitiveness and popularity of their products, or to promote these different or incompatible technologies, protocols and standards. For example, in the building automation market, we face widespread reluctance by vendors of traditional closed or proprietary control systems, who enjoy a captive market for servicing and replacing equipment, to use our interoperable technologies. We also face strong competition by large trade associations that promote alternative technologies and standards in their native countries, such as the Konnex Association in Belgium, and the European Installation Bus Association in Germany, each of which has over 100 members and licensees. Other examples include various industry groups that promote alternative open standards such as BACnet in the building market, DALI in the lighting controls market, and a group comprised of Asea Brown Boveri, Adtranz/ Bombardier, Siemens, GEC Alstrom and other manufacturers that support an alternative rail transportation protocol to our LonWorks protocol. Our technologies, protocols, or standards may not be successful in any of our markets, and we may not be able to compete with new or enhanced products or standards introduced by existing or future competitors.

LonWorks technology is open, meaning that many of our technology patents are broadly licensed without royalties or license fees. For instance, all of the network management commands required to develop software that competes with our LNS software are published. As a result, our customers are capable of developing hardware and software solutions that compete with some of our products. Since some of our customers are OEMs who develop and market their own control systems, these customers in particular could develop competing products based on our open technology. This could decrease the market for our products and increase the competition that we face.

Manufacturing

Our manufacturing strategy is to outsource production to third parties where it is more cost-effective and to limit our internal manufacturing to such tasks as quality inspection, system integration, testing, and order fulfillment. We maintain manufacturing agreements with Cypress and Toshiba, and until January 31, 2001 with Motorola, related to the Neuron Chip. We also maintain manufacturing agreements with STMicroelectronics for production of our power line transceiver, and with Cypress, On Semiconductor, and AMI Semiconductor for the production of certain components we sell to Enel and its designated contract manufacturers for use in Enel's Contatore Elettronico project.

For most of our products requiring assembly, we use contract electronic manufacturers including WKK Technology, Able Electronics, and TYCO TEPC/Transpower. These contract electronic manufacturers procure material and assemble, test, and inspect the final products to our specifications.

Government Regulation

Many of our products and the industries in which they are used are subject to U.S. and foreign regulation as well as local, industry-specific codes and requirements. Government regulatory action could greatly reduce the market for our products. Some of our competitors have attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for our competitors' products. We have resisted these efforts and will continue to oppose competitors' efforts to use regulation to impede competition in the markets for our products.

Proprietary Rights

We own numerous patents, trademarks, and logos. As of February 29, 2004, we had received 91 United States patents, and had 6 patent applications pending. Some of these patents have also been granted in selected foreign countries. Many of the specific patents that are fundamental to LONWORKS technology have been licensed to our customers with no license fee or royalties. The principal value of the remaining patents relates to our specific implementation of our products and designs.

We hold several registered trademarks in the United States, including Echelon, LonBuilder, LonMark, LonTalk, LONWORKS, Neuron, LON, LonPoint, LonUsers, 3120, 3150, LNS, LonManager, Digital Home, and NodeBuilder. We have also registered some of our trademarks and logos in foreign countries.

Employees

As of February 29, 2004, we had 270 employees worldwide, of which 114 were in product development, 74 were in sales and marketing, 44 were in general and administrative, 27 were in operations, and 11 were in customer support and training. About 179 employees are located at our headquarters in California and 45 employees are located in other offices throughout the United States. Our remaining employees are located in nine countries worldwide, with the largest concentrations in Germany, Japan, the Netherlands, the United Kingdom, and Hong Kong. None of our employees is represented by a labor union. We have not experienced any work stoppages and we believe relations with our employees are good.

Where to Find More Information

We make our public filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to these reports, available free of charge at our website, www.echelon.com, as soon as reasonably practicable after we file such material with the Securities and Exchange Commission. These materials are available in the "Investor Relations" portion of our website, under the link "SEC Filings." Information contained on our website is not incorporated by reference into our annual report on Form 10-K.

Executive Officers of the Registrant

M. Kenneth Oshman, age 63, has been our Chairman and Chief Executive Officer since December 1988. He also served as our President from 1988 to 2001. Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President, and a director at ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of the Corporate Management Board. He remained in that position until he left IBM in 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. In addition to his responsibilities at our company, Mr. Oshman serves as a director of Sun Microsystems and Knight-Ridder. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering at Stanford University.

Beatrice Yormark, age 59, has been our President and Chief Operating Officer since September 2001. She served as our Vice President of Marketing and Sales from January 1990 to August 2001. Ms. Yormark joined our company from Connect, Inc., an on-line information services company, where she was the Chief Operating Officer. Before joining Connect, Ms. Yormark held a variety of positions, including Executive Director of Systems Engineering for Telaction Corporation, Director in the role of Partner at Coopers & Lybrand, Vice President of Sales at INTERACTIVE Systems Corporation, and various staff positions at the Rand Corporation. In addition to her responsibilities at our company, Ms. Yormark serves as a director of ID Systems, (NASDAQ: IDSY). Ms. Yormark holds a B.S. degree in Mathematics from City College of New York and a M.S. degree in Computer Science from Purdue University.

Oliver R. Stanfield, age 54, has been our Executive Vice President & Chief Financial Officer since September 2001. He served as our Vice President and Chief Financial Officer from March 1989 to August 2001. Mr. Stanfield joined our company from ROLM, where he served in several positions since 1980, including Director of Pricing; Vice President, Plans and Controls; Vice President, Business Planning; Vice President, Financial Planning and Analysis; Treasurer; and Controller, Mil Spec Division. Prior to joining ROLM, Mr. Stanfield worked for ITEL Corporation, Computer Automation and Rockwell International. Mr. Stanfield began his business career with Ford Motor Company in 1969 in various accounting positions while completing a B.S. degree in Business Administration and an M.B.A. degree from the University of Southern California.

Anders B. Axelsson, age 44, has been our Senior Vice President of Sales & Marketing since June 2003. Prior to joining our company, he was Chief Executive Officer of PowerFile, Inc. From 1999 to 2001, he was President/General Manager of Snap Appliances, Inc. Between 1992 and 1999, he worked for Measurex, which was later acquired by Honeywell, and served in several positions, including Vice President of Engineering and Marketing and President/Managing Director for Europe. Mr. Axelsson started his career with ABB in 1981 where he worked for 11 years in various sales, marketing, and engineering management positions. He holds a B.S. in Electrical Engineering from ED Technical Institute in Jonkpoing, Sweden and is a graduate of the Executive Program at the University of Michigan.

Kathleen Bloch, age 47, has been our Senior Vice President and General Counsel since February 2003. Prior to joining our company, Ms. Bloch was a partner in the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where she practiced from 1996 to 2003. Prior to joining Wilson Sonsini Goodrich & Rosati, she was a partner with the San Francisco and Los Angeles offices of Sheppard Mullin Richter & Hampton. Ms. Bloch received a B.S. degree in Business Administration from the University of Southern California and her law degree from Stanford Law School.

Frederik Bruggink, age 48, has been our Senior Vice President and General Manager of our Service Provider Group since July 2002. He served as our Senior Vice President of Sales and Marketing from September 2001 to June 2002, and as our Vice President, Europe, Middle East and Africa, from April 1996 to August 2001. Mr. Bruggink joined our company in 1996 from Banyan Systems, where he was Vice President, Europe. From 1985 to 1993, Mr. Bruggink held several positions at Stratus Computer, including General Manager for Holland, Benelux, and Northern Europe. His last position at Stratus was Vice President, Northern Europe (including Germany). Prior to joining Stratus, he held sales positions at Burroughs Computers. Mr. Bruggink attended the University of Leiden.

Russell Harris, age 42, joined us in September 2001 as our Senior Vice President of Operations. Prior to joining our company, he served as the Vice President of Operations for NetDynamics from 1996 until its acquisition by Sun Microsystems in 1998. From 1991 to 1996, Mr. Harris was the Director of Operations at Silicon Graphics, Inc. From 1985 through 1991, he held various positions at Convergent Technologies and Unisys Corporation. His last position at Unisys was as Director of IT for Worldwide Operations. Mr. Harris earned B.S. and M.S. degrees in Industrial Engineering from Stanford University.

Peter A. Mehring, age 42, has been our Senior Vice President, Engineering since September 2001. He served as our Vice President, Engineering from March 1998 to August 2001. From January 1996 to March 1998, Mr. Mehring held a variety of positions at Umax Computer Corporation where he was a Founder, General Manager, and Vice President of Research and Development. Prior to joining Umax, Mr. Mehring held engineering management positions at Radius, Power Computing Corporation, Sun Microsystems, and Wang Laboratories. Mr. Mehring received a B.S. degree in Electrical Engineering from Tufts University, Massachusetts.

Item 2. PROPERTIES

We lease two buildings, each of which contains approximately 75,000 square feet of useable space, for our corporate headquarters in San Jose, California. We moved to this location in October 2001. The lease for the first building, which began in October 2001, requires minimum rental payments for ten years that total approximately $20.6 million. The lease for the second building, which began in May 2003, also requires minimum rental payments for ten years that total approximately $23.4 million.

In April 2003, in conjunction with our acquisition of certain assets of Metering Technology Corporation, or MTC, we entered into a sublease with MTC for a portion of their Scotts Valley, California facilities. This sublease expired on December 31, 2003.

We also lease office space for some of our sales and marketing employees in China, France, Germany, Hong Kong, Italy, Japan, the Netherlands, South Korea, and the United Kingdom and for some of our research and development employees in Livermore, California, Fargo, North Dakota, and Germany. The leases for these offices expire at various dates through 2008 and require minimum rental payments during that time that total approximately $1.1 million. The aggregate rental expense for this office space was approximately $1.2 million during 2003.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of our fiscal year ended December 31, 2003.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "ELON." We began trading on Nasdaq on July 28, 1998, the date of our initial public offering. The following table sets forth, for the quarter indicated, the high and low sales price per share of our common stock as reported on the Nasdaq National Market.

	Price Range	
	High	Low
Year Ended December 31, 2003		
Fourth quarter	$15.33	10.15
Third quarter	18.73	11.89
Second quarter	15.00	10.35
First quarter	14.26	9.15
	High	Low
Year Ended December 31, 2002		
Fourth quarter	$15.75	8.41
Third quarter	16.00	8.36
Second quarter	20.84	11.10
First quarter	22.44	12.79

As of February 29, 2004, there were approximately 569 stockholders of record. Because brokers and other institutions hold many shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid dividends on our capital stock and do not expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

Equity Compensation Plan Summary Information

For information on our equity compensation plans, please refer to Note 6 to our accompanying consolidated financial statements, as well as Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the section titled "Equity Based Compensation."

Item 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenues:					
Product	$117,153	$121,454	$ 74,777	$ 47,261	$37,546
Service	1,000	1,380	1,812	2,038	2,220
Total revenues	118,153	122,834	76,589	49,299	39,766
Cost of revenues:					
Cost of product	49,407	57,059	34,842	18,225	14,297
Cost of service	2,650	2,880	2,347	2,017	1,529
Total cost of revenues	52,057	59,939	37,189	20,242	15,826
Gross profit	66,096	62,895	39,400	29,057	23,940
Operating expenses:					
Product development	35,113	21,456	17,028	11,159	9,214
Sales and marketing	18,597	17,291	15,787	15,949	15,152
General and administrative	12,108	9,711	6,942	5,787	4,101
Non-recurring charge/(benefit)	—	—	—	(48)	549
Total operating expenses	65,818	48,458	39,757	32,847	29,016
Operating income/(loss)	278	14,437	(357)	(3,790)	(5,076)
Interest and other income, net	2,219	3,777	6,655	4,019	1,355
Income/(loss) before provision for income taxes	2,497	18,214	6,298	229	(3,721)
Provision for income taxes	600	1,457	252	145	186
Net income/(loss)	$ 1,897	$ 16,757	$ 6,046	$ 84	$ (3,907)
Income/(loss) per share (1):					
Basic	$ 0.05	$ 0.42	$ 0.16	$ 0.00	$ (0.12)
Diluted	$ 0.05	$ 0.41	$ 0.15	$ 0.00	$ (0.12)
Shares used in per share calculation (1):					
Basic	40,070	39,468	38,443	35,222	32,910
Diluted	40,792	40,726	41,141	39,734	32,910
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$144,923	$134,489	$111,653	$150,793	$24,304
Working capital	160,745	156,319	151,748	164,377	30,290
Total assets	214,128	207,492	185,654	175,676	39,711
Total stockholders' equity	200,924	195,018	174,717	168,761	32,938

(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used in computing basic net income/(loss) per share, and diluted net income/(loss) per share.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto, included elsewhere in this Annual Report. The following discussion contains forward-looking statements including, without limitation, statements regarding our liquidity position and our expected overall growth that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed below in "Factors That May Affect Future Results of Operations" and elsewhere in this Annual Report.

OVERVIEW

Echelon Corporation was incorporated in California in February 1988, and reincorporated in Delaware in January 1989. We are based in San Jose, California, and maintain offices in nine foreign countries throughout Europe and Southeast Asia. We develop, market and support a wide array of products and services based on our LonWorks technology that enable original equipment manufacturers, or OEMs, and systems integrators to design and implement open, interoperable, distributed control networks. We offer these hardware and software products to OEMs and systems integrators in the building, industrial, transportation, utility/home and other automation markets.

We sell certain of our products to Enel and certain suppliers of Enel for use in Enel's electricity meter management project known as the Contatore Elettronico. We refer to Echelon's revenue to Enel and Enel's suppliers as Enel Project revenue. We refer to all other revenue as LonWorks Infrastructure revenue. We have been investing in products for use by electricity utilities for use in management of electricity distribution. We believe that we will receive revenues from these investments beginning in 2004. We refer to this revenue as networked energy services, or NES, revenue. We also provide a variety of technical training courses related to our products and the underlying technology. Some of our customers also rely on us to provide customer support on a per-incident or term contract basis.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our revenues, allowance for doubtful accounts, inventories, commitments and contingencies, income taxes, and asset impairments. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting estimates relate to those policies that are most important to the presentation of our consolidated financial statements and require the most difficult, subjective and complex judgments.

Sales Returns and Allowances. We sell our products and services to OEMs, systems integrators, and our other customers directly through our sales force and indirectly through distributors around the world. Sales to certain distributors are made under terms allowing limited rights of return. Sales to EBV, our largest distributor, accounted for 10.2% of total net revenues for 2003, 9.2% for 2002, and 16.9% for 2001. Worldwide sales to distributors, including those to EBV, accounted for approximately 14.6% of total net revenues for 2003, 14.2% for 2002, and 26.9% for 2001.

Net revenues consist of product and service revenues reduced by estimated sales returns and allowances. Provisions for estimated sales returns and allowances are recorded at the time of sale, and are based on management's estimates of potential future product returns related to product revenues in the current period. In evaluating the adequacy of our sales returns and other allowances, management analyzes historical returns, current and historical economic trends, contractual terms, and changes in customer demand and acceptance of our products.

To estimate potential product returns from distributors other than EBV, management analyzes historical returns and the specific contractual return rights of each distributor. In the case of EBV, we further refine this analysis by reviewing month-end inventory levels at EBV, shipments in transit to EBV, EBV's historical sales volume by product, and forecasted sales volumes for some of EBV's larger customers. Significant management judgments and estimates must be made and used in connection with establishing these distributor-related sales returns and other allowances in any accounting period. Material differences may result in the amount and timing of our revenues for any period if management revises its judgments or estimates.

Other than standard warranty repair work, Enel and its designated contract meter manufacturers do not have rights to return products we ship to them. However, our agreement with Enel contains an "acceptance" provision, whereby Enel is entitled to inspect products we ship to them to ensure the products conform, in all material respects, to the product's specifications. Once the product has been inspected and approved by Enel, or if the acceptance period lapses before Enel inspects or approves the products, the goods are considered accepted. Prior to shipping our products to Enel, we perform detailed reviews and tests to ensure the products will meet Enel's acceptance criteria. We do not ship products unless they have passed these reviews and tests. As a result, we record revenue for these products upon shipment to Enel. If Enel were to subsequently properly reject any material portion of a shipment for not meeting the agreed upon specifications, we would defer the revenue on that portion of the transaction until such time as Enel and we were able to resolve the discrepancy. Such a deferral could have a material impact on the amount and timing of our Enel related revenues.

We also provide for an allowance for sales discounts and rebates that we identify and reserve for at the time of sale. This reserve is primarily related to estimated future point of sale, or POS, credits to be issued to EBV. Under our arrangement with EBV, we have agreed to issue POS credits on sales they make to certain volume customers. We base this estimate on EBV's historical and forecasted sales volumes to those customers. Significant management judgments and estimates must be made and used in connection with establishing these reserves for POS credits in any accounting period. Material differences may result in the amount and timing of our revenues for any period if management revises its judgments or estimates.

Our allowances for sales returns and other sales-related reserves were approximately $1.4 million as of December 31, 2003, and $2.1 million as of December 31, 2002.

Allowance for Doubtful Accounts. We typically sell our products and services to customers with net 30 day payment terms. In certain instances, payment terms may extend to as much as net 90 days. For a customer whose credit worthiness does not meet our minimum criteria, we may require partial or full payment prior to shipment. Alternatively, customers may be required to provide us with an irrevocable letter of credit prior to shipment.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. These determinations are made based on several sources of information, including, but not limited to, a specific customer's payment history, recent discussions we've had with the customer, updated financial information for the customer, and publicly available news related to that customer. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment, the credit-worthiness of our overall customer base, changes in our customers' payment patterns, and our historical experience. If the financial condition of our customers were to deteriorate, or if general economic conditions worsened, additional allowances may be required in the future, which could materially impact our results of operations and financial condition. Our allowance for doubtful accounts was $500,000 as of December 31, 2003 and $570,000 as of December 31, 2002.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. Inventories on hand, in excess of one year's forecasted demand, are not valued. In addition, we write off inventories that we consider obsolete. We consider a product to be obsolete when one of several factors exists. These factors include, but are not limited to, our decision to discontinue selling an existing product, the product has been re-designed and we are unable to rework our existing inventory to update it to the new version, or our competitors introduce new products that make our products obsolete. We adjust remaining inventory balances to approximate the lower of our cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Warranty Reserves. We evaluate our reserve for warranty costs based on a combination of factors. In circumstances where we are aware of a specific warranty related problem, for example a product recall, we reserve an estimate of the total out-of-pocket costs we expect to incur to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. When evaluating the need for any additional reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical warranty-related return rates, historical costs of repair, and knowledge of new products introduced. If any of these factors were to change materially in the future, we may be required to increase our warranty reserve, which could have a material negative impact on our results of operations and our financial condition. Our reserve for warranty costs was $205,000 as of December 31, 2003 and $229,000 as of December 31, 2002.

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Based on our historical net operating losses, and the uncertainty of our future operating results, we have recorded a valuation allowance that fully reserves our deferred tax assets. If we later determine that, more likely than not, some or all of the net deferred tax assets will be realized, we would then need to reverse some or all of the previously provided valuation allowance. Our deferred tax asset valuation allowance was $47.8 million as of December 31, 2003 and $48.0 million as of December 31, 2002.

Valuation of Goodwill and Other Intangible Assets. We assess the impairment of goodwill and identifiable intangible assets on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant changes in the composition of the intangible assets acquired.

When we determine that the carrying value of goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Net goodwill and other intangible assets amounted to $8.8 million as of December 31, 2003.

We adopted SFAS 142 on January 1, 2002, and, as a result, ceased amortizing approximately $2.1 million of goodwill, which had a net unamortized balance of $1.7 million as of December 31, 2001. During 2002 and 2003, net goodwill increased by $6.5 million. For a reconciliation of this increase, please refer to Note 4 to our accompanying consolidated financial statements. The net balance of goodwill as of December 31, 2003 was $8.2 million. We review goodwill for impairment annually during the quarter ending March 31. If, as a result of an annual or any other impairment review that we perform in the future, we determine that there has been an impairment of our goodwill or other intangible assets, we would be required to take an impairment charge. Such a charge could have a material adverse impact on our financial position and/or operating results.

RESULTS OF OPERATIONS

The following table reflects the percentage of total revenues represented by each item in our Consolidated Statements of Operations for the twelve months ended December 31, 2003, 2002, and 2001:

	Twelve Months Ended December 31,		
	2003	2002	2001
Revenues:			
Product	99.2%	98.9%	97.6%
Service	0.8	1.1	2.4
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Cost of product	41.8	46.5	45.5
Cost of service	2.3	2.3	3.1
Total cost of revenues	44.1	48.8	48.6
Gross profit	55.9	51.2	51.4
Operating expenses:			
Product development	29.7	17.5	22.2
Sales and marketing	15.7	14.1	20.6
General and administrative	10.3	7.9	9.1
Total operating expenses	55.7	39.5	51.9
Income (loss) from operations	0.2	11.7	(0.5)
Interest and other income, net	1.9	3.1	8.7
Income before provision for income taxes	2.1	14.8	8.2
Provision for income taxes	0.5	1.2	0.3
Net income	1.6%	13.6%	7.9%

Revenues

Total Revenues. Total revenues were $118.2 million for the year ended December 31, 2003, $122.8 million for the year ended December 31, 2002, and $76.6 million for the year ended December 31, 2001. The $4.6 million decrease in 2003 as compared to 2002 was primarily the result of a $5.7 million reduction in Enel Project related revenues partially offset by a $1.1 million increase in LONWORKS Infrastructure revenue. The $46.2 increase in revenues in 2002 as compared to 2001 was primarily the result of a $50.5 million increase in Enel Project revenues partially offset by a $4.3 million decrease in LONWORKS Infrastructure revenue.

Product revenues. During 2003, product revenues decreased by $4.3 million, or 3.5%, to $117.2 million from $121.5 million in 2002. During 2002, product revenues increased by $46.7 million, or 62.4% from $74.8 million in 2001. The decrease in product revenues between 2003 and 2002 was attributable to the $5.7 million decrease in Enel program revenues partially offset by a $1.4 million increase in LONWORKS Infrastructure product revenues. The increase in product revenues between 2002 and 2001 was the result of the $50.5 million increase in Enel Program revenues partially offset by a $3.8 million decrease in LONWORKS Infrastructure product revenues.

Enel Project revenues. Products sold to Enel and its designated contract manufacturers accounted for $75.8 million, or 64.2% of total revenues for the year ended December 31, 2003; $81.6 million, or 66.4% of total revenues for year ended December 31, 2002; and $31.0 million, or 40.5% of total revenues for the year ended December 31, 2001. Revenues from the Enel Project will typically fluctuate from quarter to quarter, and from year to year, for several reasons, many of which are described in more detail later in this discussion in the section entitled "Factors That May Affect Future Results of Operations." The $5.7 million decrease in Enel Project revenues in 2003 as compared to 2002 was primarily attributable to reduced average selling prices for electricity meter components (also referred to as metering kit products), partially offset by increased unit volumes of both metering kit and data concentrator products. Under the terms of our agreement with Enel, prices for the products we sell them are reduced based on the cumulative number of units shipped.

The $50.5 million, or 162.7% increase in Enel Project revenues in 2002 as compared to 2001 was primarily attributable to a significant increase in the number of metering kit and data concentrator products shipped. We began volume shipments of these products to Enel and its designated meter manufacturers during the second half of 2001 and continued shipping in volume throughout 2002.

We sell our products to Enel and its designated manufacturers in United States dollars. Therefore, the associated revenues are not subject to foreign currency risks.

If the Enel program achieves its targeted volumes for 2004, we expect that total revenues attributable to the project will decline from 2003 levels due primarily to lower average selling prices for metering kits. However, we still expect that revenues from the Enel program will continue to account for a majority of our revenues in 2004. Enel has stated that it intends to complete the installation of the Contatore Elettronico during 2005. Consequently, we believe that our revenue from the Enel Project will decline sharply in 2005 from our projected 2004 levels.

From time to time, we have interpreted the contracts between our companies differently from Enel, which has led to disagreements. For example, as a result of a dispute regarding the compensation owed to us for the transition from the second version of metering kit to the third generation of metering kit, which dispute has since been resolved, we deferred approximately $2.7 million of revenue from the second quarter to the third quarter of 2003. If any dispute is not resolved in our favor or in a timely manner, the project, or revenue generated from the project, could be delayed, could become less profitable to us, could result in damages or losses, or either we or Enel could seek to terminate the research and development agreement. Once the project is completed, or if it were cancelled prior to its completion, we would experience a significant drop in our overall revenue, which would have a material negative impact on our financial position and results of operations.

Given our significant dependence on one customer at this time, we continue to seek opportunities to expand our customer base. In 2002, we formed a new sales and marketing organization that has been tasked with identifying other customers for our NES system products. However, we can give no assurance that our efforts in the networked energy services area will be successful.

LonWorks Infrastructure revenues. Our LonWorks Infrastructure revenues are primarily comprised of sales of our hardware and software products, and to a lesser extent, revenues we generate from our customer support and training offerings. LonWorks Infrastructure revenues accounted for $42.3 million, or 35.8% of total revenues for the year ended December 31, 2003; $41.3 million, or 33.6% of total revenues for the year ended December 31, 2002; and $45.5 million, or 59.5 % of total revenues for the year ended December 31, 2001. The $1.0 million, or 2.5% increase in LonWorks Infrastructure revenue in 2003 as compared to 2002 was driven by a combination of factors. Approximately $600,000 of the increase was attributable to improved economic conditions in North America and Europe, partially offset by continued weakness in our Asian markets. We believe our LonWorks Infrastructure revenues in Asia suffered during 2003 because of continued economic weakness, and in particular, the economic effects of Severe Acute Respiratory Syndrome, or SARS, during the first half of the year. In addition, the impact of exchange rates on sales made in foreign currencies, principally the Japanese Yen, contributed approximately $400,000 to the year-over-year increase. We believe that, as long as the current worldwide economic recovery continues to gain momentum, revenues from our LonWorks Infrastructure business will continue to improve during 2004.

This expected improvement, however, will be subject to further fluctuations in the exchange rates between the United States dollar and the Japanese Yen. If the dollar were to strengthen against the Yen, our revenues would decrease. Conversely, if the dollar were to weaken against the Yen, our revenues would increase. The extent of this exchange rate fluctuation increase or decrease will depend on the amount of sales conducted in Japanese Yen (or other foreign currencies) and the magnitude of the exchange rate fluctuation from year to year. The portion of our revenues conducted in currencies other than the United States dollar, principally the Japanese Yen, was about 3.8% in 2003, 4.8% in 2002, and 5.9% in 2001. We do not currently expect that, during 2004, the portion of our revenues conducted in these foreign currencies will fluctuate significantly from prior year levels. Given the historical and expected future level of sales made in foreign currencies, we do not currently plan to hedge against these currency rate fluctuations. However, if the portion of our revenues conducted in foreign currencies were to grow significantly, we would re-evaluate these exposures and, if necessary, enter into hedging arrangements to help minimize these risks.

The $4.3 million, or 9.3% reduction in LonWorks Infrastructure revenue in 2002 as compared to 2001 was primarily attributable to the worldwide economic slowdown, which began in late 2000 and continued through 2001 and 2002.

EBV revenues. Sales to EBV, our largest distributor and the sole independent distributor of our products in Europe, accounted for $12.1 million, or 10.2% of our total revenues in 2003; $11.3 million, or 9.2% of our total revenues in 2002; and $12.9 million, or 16.9% of our total revenues in 2001. Our contract with EBV expires in December 2004. If our agreement with EBV is not renewed, or is renewed on less favorable terms to us, our revenues could decrease and our future financial position could be harmed. We currently sell our products to EBV in United States dollars. Therefore, the associated revenues are not subject to foreign currency exchange rate risks.

Service revenues. During 2003, service revenues decreased by $380,000, or 27.5%, to $1.0 million from $1.4 million in 2002. During 2002, service revenues decreased by $432,000, or 23.8% from $1.8 million in 2001. The decrease in LonWorks Infrastructure service revenues in both 2003 and 2002 was the result of continued decreases in customer support and training revenues. During this time, we believe that the worldwide economic recession forced many of our customers to curtail spending for training and support. Although worldwide economic conditions began to improve during late 2003, and continue to look promising for 2004, we do not expect our service revenues to increase over 2003 levels. In fact, we believe that many of our customers will continue to refrain from purchasing our customer support and training offerings during 2004 in an effort to minimize their operating expenses.

Gross Profit

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold for product revenues includes direct costs associated with the purchase of components, subassemblies, and finished goods, as well as indirect costs such as allocated labor and overhead; costs associated with the packaging, preparation, and shipment of products; and charges related to warranty and excess and obsolete inventory reserves. Cost of goods sold for service revenues consists of employee-related costs such as salaries and fringe benefits as well as other direct costs incurred in providing training, customer support, and custom software development services.

During 2003, gross profit increased by $3.2 million, or 5.1% to $66.1 million from $62.9 million in 2002. As a percentage of revenues, gross profit in 2003 increased to 55.9% from 51.2% in 2002. Gross profit, as a percentage of revenues, improved during 2003 due primarily to the recognition of approximately $3.0 million of Enel program related revenue with no corresponding cost of goods sold. This $3.0 million is attributable to a surcharge Enel agreed to pay us for continuing to ship a former version of the metering kit to Enel's meter manufacturers. Without this $3.0 million surcharge, 2003 gross profit, as a percentage of revenues, would have been 53.4%, a 2.2% improvement over 2002 levels. The primary factors contributing to this 2.2% improvement were: one-time reductions in the price we pay our contract manufacturers and other suppliers for products we purchase from them for sale to our customers, a change in the mix of products sold, favorable manufacturing variances, and reductions in certain cost-of-sales related charges (primarily provisions for excess and obsolete inventory). Offsetting these favorable factors was the previously discussed decrease in the average selling price for metering kit products sold under the Enel Program. We expect that, during 2004, gross profit as a percentage of revenues will be reduced slightly from 2003 levels. We expect this reduction to occur due to the fact that we do not currently expect to ship significant quantities of the former version of the metering kit to Enel's meter manufacturers, which gave rise to the $3.0 million surcharge in 2003.

During 2002, gross profit increased by $23.5 million, or 59.6% to $62.9 million from $39.4 million in 2001. As a percentage of revenues, gross profit in 2002 decreased to 51.2% from 51.4% in 2001. The $23.5 million increase in gross profit during 2002 as compared to 2001 was primarily attributable to increased shipments under the Enel program.

Operating Expenses

Product development. Product development expenses consist primarily of payroll and related expenses for development personnel, facility costs, depreciation and amortization, expensed material, and other costs associated with the development of new technologies and products.

During 2003, product development expenses grew by $13.7 million, or 63.7%, to $35.1 million from $21.5 million in 2002, representing 29.7% of total revenues for 2003 and 17.5% of total revenues for 2002. The increase in product development expenses during 2003 was due to the asset acquisition transaction with Metering Technology Corporation, or MTC, that occurred during the second quarter of 2003. During 2003, total product development costs associated with the MTC transaction and ongoing operations amounted to $13.8 million, and consisted of a one-time $9.8 million charge related to in-process research and development taken in the second quarter of 2003, $3.3 million of ongoing day-to-day operating expenses (primarily payroll and facilities costs for the nineteen former MTC employees who joined our company), and $718,000 of amortization expense for purchased technology. For additional information relating to this transaction, please refer to Note 3 in the Notes to Condensed Consolidated Financial Statements as well as to the "Acquisitions" section later in this Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

We expect that, during 2004, product development expenses will be reduced from 2003 levels due to the fact that the in-process research and development charge taken in 2003 was a one-time charge. However, we also expect that our product development expenses in 2004 will be somewhat higher than those incurred in 2002 and prior years, due primarily to the added costs associated with the employees who were formerly MTC personnel and the ongoing amortization of the purchased technology acquired from MTC.

During 2002, product development expenses grew by $4.4 million, or 26.0%, to $21.5 million from $17.0 million in 2001, representing 17.5% of total revenues for 2002 and 22.2% of total revenues for 2001. The primary components of the increase between the two years were costs associated with our new corporate facilities in San Jose and payroll and related costs associated with our engineering staff, including the addition of seven development personnel during the year. In addition, in January 2002 we acquired BeAtHome.com, Inc. of Fargo, North Dakota. Total product development costs incurred in our Fargo, North Dakota facility, including payroll, administrative, and operational costs associated with the 21 development personnel located there, a one-time charge of $400,000 related to in-process research and development expensed in the first quarter of 2002, and amortization of purchased technology, contributed approximately $2.0 million of the $4.4 million increase in development spending during 2002. Slightly offsetting these increases were reductions in fees paid to consultants and other third parties who assist in our research and development activities.

Sales and marketing. Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing personnel, including commissions to sales personnel, travel and entertainment, facilities costs, advertising and product promotion, and other costs associated with our sales and support offices.

During 2003, sales and marketing expenses increased by $1.3 million, or 7.6%, to $18.6 million from $17.3 million in 2002, representing 15.7% of total revenues for 2003 and 14.1% of total revenues for 2002. Approximately $845,000 of the increase during 2003 was due to the impact of foreign currency exchange rate fluctuations between the United States dollar and the local currency in several of the foreign countries in which we operate. Other factors contributing to the year-over-year increase were increased salary and other compensation related expenses, increased costs for third-party service providers, and recruiting expenses, offset by reductions in advertising and product promotion costs and travel and entertainment expenses.

We expect that, during 2004, our sales and marketing expenses will increase over 2003 levels. We believe that this increase will be attributable to increases in sales incentive compensation plans as well as the continued weakness of the United States dollar. If, however, the United States dollar were to strengthen against the foreign currencies where we do business, our sales and marketing expenses could decrease slightly. Conversely, if the dollar were to weaken further against these currencies, our expenses would rise.

During 2002, sales and marketing expenses increased by $1.5 million, or 9.5%, to $17.3 million from $15.8 million in 2001, representing 14.1% of total revenues for 2002 and 20.6% of total revenue for 2001. The primary components of the $1.5 million spending increase between the two years were costs associated with our new corporate facilities in San Jose, increased payroll and commission costs, including costs associated with the addition of seven sales and marketing personnel hired during the year, and increased advertising and product promotion costs.

General and administrative. General and administrative expenses consist primarily of payroll and related expenses for executive, accounting and administrative personnel, professional fees for legal and accounting services rendered to the company, facility costs, insurance, and other general corporate expenses.

During 2003, general and administrative expenses increased by $2.4 million, or 24.7%, to $12.1 million from $9.7 million in 2002, representing 10.3% of total revenues for 2003 and 7.9% of total revenues for 2002. Of the $2.4 million increase between the two years, $1.9 million was related to rent, depreciation, and other expenses attributable to our second new building at our corporate headquarters facility in San Jose. Excluding the costs associated with the new building, general and administrative expenses were approximately $508,000 higher in 2003 than in 2002. This $508,000 increase related primarily to increases in salaries and other compensation related costs, business insurance costs, director expenses, and professional fees paid to external service providers. We expect that, during 2004, general and administrative costs will remain at or slightly above their current levels.

During 2002, general and administrative expenses increased by $2.8 million, or 39.9%, to $9.7 million from $6.9 million in 2001, representing 7.9% of total revenues for 2002 and 9.1% of total revenues for 2001. The primary components of the $2.8 million spending increase between the two years were payroll expenses associated with the full year effect of modifications made to our management structure during the fourth quarter of 2001, costs associated with our new corporate facilities in San Jose, insurance premiums, and travel and entertainment costs. In addition, in January 2002 we acquired BeAtHome of Fargo, North Dakota. Total general and administrative costs incurred in our Fargo, North Dakota facility, including payroll, administrative, and operational costs, contributed approximately $700,000 of the $2.8 million increase in general and administrative spending during 2002.

Interest and Other Income, Net

Interest and other income, net primarily reflects interest earned by our company on cash and short-term investment balances. In addition, foreign exchange translation gains and losses related to short-term intercompany balances are also reflected in this amount.

During 2003, interest and other income, net decreased by $1.6 million, or 41.2%, to $2.2 million from $3.8 million in 2002. Although the average amount of our invested cash increased during 2003 as compared to 2002, the impact of short-term interest rate reductions, which began in late 2001 and have continued through 2003, have had a negative impact on our interest income. As short-term investments we purchased in 2001 and 2002 come to maturity, we have been forced to re-invest these funds in instruments with lower effective yields, thus reducing interest income. In addition, during 2003, the impact of foreign exchange translation losses on our short-term intercompany balances also contributed to the decline in interest and other income, net.

As long as interest rates remain low, we expect that our interest income will remain low as compared to historical levels. In addition, future fluctuations in the exchange rates between the United States dollar and the currencies in which we maintain our short-term intercompany balances (principally the European Euro and the British Pound Sterling) will also affect our interest and other income, net.

During 2002, interest and other income, net decreased by $2.9 million, or 43.2%, to $3.8 million from $6.7 million in 2001. As with 2003, this reduction was due to the impact of short-term interest rate reductions, which began in late 2001 and continued through 2002.

Provision for Income Taxes

The provision for income taxes for 2003 includes a provision for federal, state and foreign taxes based on our annual estimated effective tax rate for the year. The difference between the statutory rate and our effective tax rate is primarily due to the impact of foreign taxes and the beneficial impact of deferred taxes resulting from the utilization of net operating losses. Income taxes of $600,000 for 2003 primarily consist of taxes related to profitable foreign subsidiaries, federal alternative minimum taxes, and various state minimum and regular income taxes. We expect that, during 2004, our effective tax rate will drop as compared to 2003. This reduction will be driven primarily from an expected increase in 2004 pre-tax income.

The 2002 provision for income taxes of $1.5 million relates to various state and foreign taxes. We did not provide for any federal taxes in 2002 due to the utilization of our net operating loss carryforwards and the relief provided by the 2002 Tax Act on alternative minimum taxes.

OFF-BALANCE-SHEET ARRANGEMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Off-Balance-Sheet Arrangements. We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose Echelon to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Operating Lease Commitments. We lease our present corporate headquarter facility in San Jose, California, under two non-cancelable operating leases. The first lease agreement expires in 2011 and the second lease agreement expires in 2013. Upon expiration, both lease agreements provide for extensions of up to ten years. As part of these lease transactions, we provided the lessor security deposits in the form of two standby letters of credit totaling $8.0 million. These letters of credit are secured with a cash deposit at the bank that issued the letters of credit. The cash on deposit is restricted as to withdrawal and is managed by a third party subject to certain limitations under our investment policy.

In addition to our corporate headquarter facility, we also lease facilities for our sales, marketing, and product development personnel located elsewhere within the United States and in nine foreign countries throughout Europe and Asia. These operating leases are of shorter duration, generally one to two years, and in some instances are cancelable with advance notice.

Purchase Commitments. We utilize several contract manufacturers who manufacture and test our products requiring assembly. These contract manufacturers acquire components and build product based on demand information supplied by us in the form of purchase orders and demand forecasts. These purchase orders and demand forecasts generally cover periods that range from one to six months, an in some cases, up to one year. We also obtain individual components for our products from a wide variety of individual suppliers. We generally acquire these components through the issuance of purchase orders, which cover periods ranging from one to six months.

Indemnifications. In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant. However, we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

Royalties. We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under our cost of products revenue on our consolidated statements of income, was approximately $613,000 during 2003, $568,000 during 2002, and $578,000 during 2001.

As of December 31, 2003, our contractual obligations were as follows (in thousands):

	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating leases	$39,006	$ 4,409	$8,839	$8,946	$16,812
Purchase commitments	10,238	10,238	—	—	—
Total	$49,244	$14,647	$8,839	$8,946	$16,812

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations and met our capital expenditure requirements primarily from the sale of preferred stock and common stock, although recently we have also been able to finance our operations through operating cash flow. From inception through December 31, 2003, we raised $272.7 million from the sale of preferred stock and common stock.

In July 1998, we consummated an initial public offering of 5,000,000 shares of our common stock at a price to the public of $7.00 per share. The net proceeds from the offering were about $31.7 million. Concurrent with the closing of our initial public offering, 7,887,381 shares of convertible preferred stock were converted into an equivalent number of shares of common stock. The net proceeds received upon the consummation of such offering were invested in short-term, investment-grade, interest-bearing instruments.

In September 2000, we consummated a sale of 3.0 million shares of our common stock to Enel. The net proceeds of the sale were about $130.7 million.

In September 2001, our Board of Directors approved a stock repurchase program which authorized us to repurchase up to 2.0 million shares of our common stock, in accordance with Rule 10b-18 and other applicable laws, rules and regulations. In September 2001, we repurchased 265,000 shares under the program at a cost of $3.2 million. No additional repurchases were made subsequent to September 2001. The stock repurchase program expired in September 2003.

The following table presents selected financial information for each of the last three fiscal years (dollars in thousands):

	2003	2002	2001
Cash, cash equivalents, and short-term investments	$144,923	$134,489	$111,653
Trade accounts receivable, net	20,110	22,930	29,113
Working capital	160,745	156,320	151,748
Stockholder's equity	200,924	195,018	174,717

As of December 31, 2003, we had $144.9 million in cash, cash equivalents, and short-term investments, an increase of $10.4 million as compared to December 31, 2002. Historically, our primary source of cash has been receipts from revenue, and to a lesser extent, proceeds from the exercise of stock options and warrants by our employees and directors. Our primary uses of cash have been cost of product revenue, payroll (salaries, commissions, bonuses, and benefits), general operating expenses (costs associated with our offices such as rent, utilities, and maintenance; fees paid to third party service providers such as consultants, accountants, and attorneys; travel and entertainment; equipment and supplies; advertising; and other miscellaneous expenses), acquisitions, capital expenditures, and purchases under our stock repurchase program.

Net cash provided by operating activities. Net cash provided by operating activities has historically been driven by net income levels, adjustments for non-cash charges such as depreciation, amortization, and in-process research and development charges, and fluctuations in operating asset and liability balances. Net cash provided by operating activities was $23.7 million for 2003, a $15.0 million decrease from 2002. During 2003, net cash provided by operating activities was generated primarily from the $9.8 million in-process research and development charge taken in relation to the MTC transaction in the second quarter; changes in our operating assets and liabilities of $6.3 million; $5.6 million of depreciation and amortization; and net income of $1.9 million. Cash provided by operating activities in 2002 of $38.7 million was primarily due to changes in our operating assets and liabilities of $17.4 million, net income for the year of $16.8 million, and $4.1 million of depreciation and amortization. Cash used in operating activities in 2001 of $17.8 million was primarily due to changes in our operating assets and liabilities of $26.7 million; offset by net income for the year of $6.0 million and $2.3 million of depreciation and amortization.

Net cash used for investing activities. Net cash used for investing activities has historically been driven by transactions involving our short-term investment portfolio, capital expenditures, changes in our long-term assets, and acquisitions. Net cash used for investing activities was $44.5 million for 2003, a $13.7 million increase from 2002. During 2003, net cash used for investing activities was primarily the result of purchases of available-for-sale short-term investments, our $11.0 million purchase of certain assets of MTC, and capital expenditures of $6.5

million, offset by proceeds from sales and maturities of available-for-sale short-term investments and a $576,000 reduction in long-term assets. Net cash used in investing activities in 2002 of $30.7 million was principally due to the purchase of available-for-sale investments, the purchase of restricted investments, the purchase of BeAtHome, and capital expenditures, offset by the proceeds from sales and maturities of available-for-sale investments. Net cash used in investing activities in 2001 of $75.6 million was principally due to the purchase of available-for-sale investments, capital expenditures related to our new corporate headquarters facility in San Jose, and an increase in other long-term assets, partially offset by the proceeds from sales and maturities of available-for-sale investments.

Net cash provided by financing activities. Net cash provided by financing activities has historically been driven by the proceeds from issuance of common and preferred stock offset by transactions under our stock repurchase program. Net cash provided by financing activities was $3.4 million for 2003, a $341,000 increase from 2002. During 2003, net cash provided by financing activities was comprised of proceeds from the exercise of stock options by employees. Net cash provided by financing activities in 2002 of $3.1 million was comprised of proceeds from the exercise of stock options by employees and, to a lesser extent, by the proceeds from the exercise of stock warrants by some of our warrant holders who are also directors of our company. Net cash used in financing activities in 2001 of $642,000 was comprised of $3.2 million attributable to open-market purchases of our common stock under our stock repurchase program, partially offset by $2.5 million of proceeds from the exercise of stock options by employees.

We use highly regarded investment management firms to manage our invested cash. Our portfolio of investments managed by these investment managers is primarily composed of highly rated United States corporate obligations, United States government securities, and to a lesser extent, money market funds. All investments are made according to guidelines and within compliance of policies approved by our Board of Directors.

We expect that cash requirements for our payroll and other operating costs will continue at or slightly above existing levels. We also expect that we will continue to acquire capital assets such as computer systems and related software, office and manufacturing equipment, furniture and fixtures, and leasehold improvements, as the need for these items arises. Furthermore, our cash reserves may be used to strategically acquire other companies, products, or technologies that are complementary to our business.

Our existing cash, cash equivalents, and investment balances may decline during 2004 in the event of a further weakening of the economy or changes in our planned cash outlay. However, based on our current business plan and revenue prospects, we believe that our existing balances, together with our anticipated cash flows from operations, will be sufficient to meet our projected working capital and other cash requirements for at least the next twelve months. Cash from operations could be affected by various risks and uncertainties, including, but not limited to, the risks detailed later in this discussion in the section titled "*Factors That May Affect Future Results of Operations.*" In the unlikely event that we would require additional financing within this period, such financing may not be available to us in the amounts or at the times that we require, or on acceptable terms. If we fail to obtain additional financing, when and if necessary, our business would be harmed.

ACQUISITIONS

Purchase of Certain Assets of Metering Technology Corporation

On April 11, 2003, we acquired certain assets from privately held Metering Technology Corporation, or MTC, a Scotts Valley, California based developer of intelligent, communicating energy measuring devices and systems. In exchange for the assets acquired, we paid $11.0 million in cash to MTC. In conjunction with the asset purchase, we also entered into a sublease agreement with MTC for a portion of their Scotts Valley office space. The sublease expired in December 2003.

The assets we acquired from MTC included de minimus operating assets (e.g., fixed assets), certain intangible assets (e.g., in-process research and development, or IPR&D, and purchased technology), and the opportunity to hire certain of MTC's employees. We did not assume any of MTC's existing customer contracts, nor did we buy any of their existing finished goods inventory. Lastly, we did not assume any of MTC's existing obligations or liabilities with the exception of a lease for a piece of office equipment and a term contract with an internet service provider. In evaluating the group of assets acquired, it was clear that several components necessary for the acquired set to continue operating normal operations were missing. As a result, we concluded that the assets acquired do not constitute a business as such term is defined in EITF 98-3, *Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business*, and SFAS No. 141, or FAS 141, *Business Combinations*. Accordingly, FAS 141 accounting does not apply to this transaction and no goodwill has been recorded.

We allocated the purchase price based upon the fair value of the assets acquired. The excess of the purchase price over the fair value of the assets acquired has been allocated to the identified intangible assets in accordance with the requirements of FAS 141 and SFAS No. 142, or FAS 142, *Goodwill and Other Intangible Assets*. The following is a final allocation of the purchase price (in thousands):

Property and equipment	$ 235
Intangible assets and IPR&D	10,765
Total assets acquired	$11,000

Of the acquired intangible assets of $10.8 million, $9.8 million was assigned to IPR&D and was charged to product development expenses on the date the assets were acquired. The remaining $957,000 was assigned to purchased technology and is being amortized over its estimated useful life of one year. For the twelve months ended December 31, 2003, amortization expense related to this purchased technology was approximately $718,000, which was recorded in product development expenses. The remaining unamortized balance of $239,000 will be charged to amortization expense during the first quarter of 2004.

Since the date of the asset purchase, we have focused the efforts of the employees who joined our company from MTC on the development of a new LonWorks based electricity meter to be used in our Networked Energy Services, or NES, product offering. The foundation for this new electricity meter was a prototype design developed by MTC prior to the asset purchase transaction.

Acquisition of BeAtHome.com, Inc.

On January 31, 2002, we acquired all of the outstanding capital stock of BeAtHome, a Fargo, North Dakota based developer of remote management system hardware and software. In exchange for all of the outstanding capital stock of BeAtHome, we paid approximately $5.9 million, comprised of cash payments totaling approximately $2.0 million to BeAtHome's shareholders, the forgiveness of approximately $3.5 million in operating loans made to BeAtHome, and approximately $371,000 of third party expenses. The transaction was accounted for as a purchase transaction under FAS 141.

We allocated the purchase price based upon the fair value of the assets acquired. Acquired in-process research and development assets of $400,000 were expensed at the date of acquisition. The results of BeAtHome's operations have been included in the consolidated condensed financial statements since January 31, 2002.

Since the acquisition, we have been integrating certain components of BeAtHome's technology into our current and future product offerings, such as our NES offering and the Panoramix platform. We believe these new products and product enhancements will make it easier for our customers to aggregate and process information from remote LonWorks networks, thereby increasing overall network management capabilities.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003, 2002, and 2001, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

From time to time, M. Kenneth Oshman, our Chairman of the Board and Chief Executive Officer, uses private air travel services for business trips for himself and for any employees accompanying him. These private air travel services are provided by certain entities controlled by Mr. Oshman or Armas Clifford Markkula, a director of our company. Our net cash outlay with respect to such private air travel services is no greater than comparable first class commercial air travel services. Such net outlays to date have not been material.

In September 2000, we entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock for $130.7 million (see Note 9 to our accompanying consolidated financial statements for additional information on our transactions with Enel). The closing of this stock purchase occurred on September 11, 2000. At the closing, Enel had agreed that it would not, except under limited circumstances, sell or otherwise transfer any of those shares for a specified time period. That time period expired September 11, 2003. As of February 29, 2004, Enel had not disposed of any of its 3.0 million shares.

Under the terms of the stock purchase agreement, Enel has the right to nominate a member of our board of directors. Enel appointed Mr. Francesco Tatò as its representative to our board of directors in September 2000. As a consequence of the expiration of Mr. Tatò's mandate as Enel's Chief Executive Officer, Mr. Tatò resigned as Board member in all of Enel's subsidiaries and affiliates, including Echelon. His resignation from our board of directors was effective in June 2002. Enel has reserved its right to nominate a new member of our board of directors, although, as of February 29, 2004, they have not done so. During the term of service of Enel's representative on our board of directors from September 2000 to September 2002, Enel's representative abstained from resolutions on any matter relating to Enel.

At the time we entered into the stock purchase agreement with Enel, we also entered into a research and development agreement with an affiliate of Enel. Under the terms of the research and development agreement, we are cooperating with Enel to integrate our LonWorks technology into Enel's remote metering management project in Italy. During 2003, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $75.8 million, $15.3 million of which was included in accounts receivable at December 31, 2003. During 2002, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $81.6 million, $17.2 million of which was included in accounts receivable at December 31, 2002. During 2001, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $31.0 million. We expect that 2004 revenue relating to the Enel program will decline as compared to the $75.8 million recognized in 2003. In addition, we expect that we will complete our Enel program related deliveries during the first six months of 2005, after which revenue, if any, from Enel and its designated manufacturers will be reduced to an immaterial amount.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted FIN 45 on January 1, 2003. The adoption did not have a material impact on our financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, or SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123*. SFAS 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We are required to follow the prescribed format and provide the additional disclosures required by SFAS 148 in our annual financial statements, beginning with the year ending December 31, 2002, and must also provide the disclosures in our quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ending March 31, 2003. The adoption of SFAS 148 did not have an effect on our financial position or results of operations as we did not adopt the fair value method of accounting for stock-based employee compensation.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), or FIN 46R, *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in variable interest entities, or VIEs, created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interests of the VIE. We do not expect the adoption of FIN 46R to have a material impact on our financial position, results of operations, or cash flows.

In January 2003, the EITF published EITF No. 00-21, or EITF 00-21, *Revenue Arrangements with Multiple Deliverables*, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, in August 2003, the EITF reached consensus on EITF Issue No. 03-5, or EITF 03-5, *Applicability of AICPA Statement of Position 97-2, "Software Revenue Recognition," to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software*. EITF 03-5 provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2, and accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF 00-21 or SOP 97-2. The application of EITF 00-21 and EITF 03-5 did not have a material impact on our financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS No. 149, or SFAS 149, *Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities*. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on our financial position or results of operations as we do not currently hold any derivative instruments or engage in hedging activities.

In May 2003, the FASB issued SFAS No. 150, or SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for interim periods beginning after June 15, 2003. As we have no instruments which management believes are subject to SFAS 150, the adoption of SFAS 150 did not have a material effect on our financial position, results of operations, or cash flows.

On December 17, 2003, the Staff of the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 104, or SAB 104, *Revenue Recognition*, which supersedes SAB 101, *Revenue Recognition in Financial Statements*. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. Additionally, SAB 104 rescinds the SEC's related *Revenue Recognition in Financial Statements Frequently Asked Questions and Answers*, which was issued with SAB 101 and was codified in SEC Topic 13, *Revenue Recognition*. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not have a material effect on our financial position, results of operations, or cash flows.

EQUITY BASED COMPENSATION

We have two plans under which we grant options: the 1997 Stock Plan, or the "1997 Plan," and the 1998 Director Option Plan, or the "Director Option Plan." A more detailed description of each plan can be found in Note 6 to our accompanying consolidated financial statements.

Stock option grants are designed to reward employees, officers, and directors for their long-term contribution to our company and to provide incentives for them to remain with our company. The number and frequency of stock option grants is based on competitive practices, our operating results, and government regulations. Since the inception of the 1997 Plan, we have granted options to all of our employees.

Distribution and Dilutive Effect of Options

The following table illustrates the grant dilution and exercise dilution:

	Year Ended December 31,		
	2003	2002	2001
Shares of common stock outstanding	40,409,956	39,725,550	38,753,360
Options granted	2,346,245	2,282,750	2,560,225
Options cancelled	(743,344)	(81,872)	(244,314)
Net options granted	1,602,901	2,200,878	2,315,911
Grant dilution *	4.0%	5.5%	6.0%
Options exercised	793,633	631,917	971,107
Exercise dilution **	2.0%	1.6%	2.5%

* The percentage for grant dilution is computed based on options granted less options cancelled as a percentage of total outstanding shares of common stock.

** The percentage for exercise dilution is computed based on options exercised as a percentage of total outstanding shares of common stock.

The following table summarizes the options granted to our Named Executive Officers, whose names can be found under the section entitled "Executive Options" below. For the years ended December 31, the Named Executive Officers represent our Chief Executive Officer and the four other most highly paid executive officers whose salary and bonus for the respective fiscal year were in excess of $100,000. For 2003, our Named Executive Officers include the same group of individuals as was reported for the year ended December 31, 2002.

	Year Ended December 31,		
	2003	2002	2001
Options granted to the Named Executive Officers	380,000	540,000	450,000
Options granted to the Named Executive Officers as a % of net options granted	23.7%	24.5%	19.4%
Options granted to the Named Executive Officers as a % of outstanding shares	0.9%	1.4%	1.2%
Cumulative options held by Named Executive Officers as a % of total outstanding options	21.1%	23.8%	24.8%

General Option Information

The following table summarizes option activity under all plans since December 31, 2002 (prices are weighted average prices):

	Options Available for Grant	Options Outstanding: Number Outstanding	Options Outstanding: Weighted-Average Exercise Price Per Share
BALANCE AT DECEMBER 31, 2002	3,118,416	8,134,914	$17.44
Granted	(2,346,245)	2,346,245	12.68
Cancelled	743,344	(743,344)	25.83
Exercised	—	(793,633)	6.17
Additional shares reserved	2,086,277	—	—
BALANCE AT DECEMBER 31, 2003	3,601,792	8,944,182	$16.49

The following table summarizes the stock options outstanding as of December 31, 2003:

As of December 31, 2003	Exercisable: Shares (#)	Exercisable: Weighted Average Exercise Price ($)	Unexercisable: Shares (#)	Unexercisable: Weighted Average Exercise Price ($)	Total: Shares (#)	Total: Weighted Average Exercise Price ($)
In-the-Money	981,241	$ 7.24	192,188	$ 9.96	1,173,429	$ 7.69
Out-of-the-Money *	4,141,725	20.37	3,629,028	14.91	7,770,753	17.82
Total Options Outstanding	5,122,966	$17.85	3,821,216	$14.66	8,944,182	$16.49

* Out-of-the-Money options are those options with an exercise price equal to or above the closing price of $11.14 at December 31, 2003.

Certain options issued under the 1997 Plan may be exercised at any time prior to their expiration, even if those options have not yet vested. Shares issued upon exercise of unvested options are considered unvested shares. Once issued, the unvested shares continue vesting in accordance with original option's vesting schedule. If the option holder's employment or service with our company terminates before the unvested shares become fully vested, we have the right, at our discretion, to repurchase from the option holder any unvested shares at the exercise price paid by the option holder. As of December 31, 2003, there were no exercised shares subject to repurchase by our company. Of the 5,122,966 options exercisable as of December 31, 2003, 4,807,128 were vested.

Executive Options

The following table sets forth certain information with respect to stock options granted to our Named Executive Officers during the year ended December 31, 2003. All option grants were made under the 1997 Plan.

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term ($) **	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year *	Exercise Price Per Share ($)	Expiration Date	5%	10%
M. Kenneth Oshman	120,000	5.3	12.91	5/21/2008	428,015	945,802
Beatrice Yormark	80,000	3.5	12.91	5/21/2008	285,344	630,535
Oliver R. Stanfield	80,000	3.5	12.91	5/21/2008	285,344	630,535
Frederik H. Bruggink	50,000	2.2	12.91	5/21/2008	178,340	394,084
Peter A. Mehring	50,000	2.2	12.91	5/21/2008	178,340	394,084

* Based on a total of 2,276,245 options granted to all employees during the year ended December 31, 2003.

** Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation based upon the deemed fair market value are for illustrative purposes only and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on several factors, including our future financial performance, overall market conditions, and the option holder's continued employment with our Company. There can be no assurance that the amounts reflected in this table will be achieved.

The following table sets forth, for our Named Executive Officers, certain information concerning shares acquired upon the exercise of stock options during the year ended December 31, 2003, as well as exercisable and unexercisable options held as of December 31, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($) *	Number of Securities Underlying Unexercised Options at December 31, 2003 (#)		Value of Unexercised In-the-Money Options at December 31, 2003 ($) **	
			Exercisable	Unexercisable	Exercisable	Unexercisable
M. Kenneth Oshman	100,000	591,000	820,000	—	611,550	—
Beatrice Yormark	50,000	295,500	199,999	155,001	305,775	—
Oliver R. Stanfield	125,000	860,775	124,999	155,001	—	—
Frederik H. Bruggink	—	—	176,666	53,334	12,400	—
Peter A. Mehring	75,000	547,750	180,833	49,167	305,775	—

* The value realized is based on the closing price of our common stock on the date of exercise, minus the per share exercise price, multiplied by the number of shares exercised.

** The value of underlying securities is based on the $11.14 per share closing price of our common stock on December 31, 2003, minus the aggregate exercise price. Only options that are in the money are included in this analysis.

Equity Compensation Plan Information

The following table summarizes our company's stock option plans as of December 31, 2003.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Issuance Under Stock Option Plans *
Equity compensation plans approved by stockholders	8,944,182	$16.49	3,601,792
Equity compensation plans not approved by stockholders	—	—	—
Total	8,944,182	$16.49	3,601,792

* Both the 1997 Plan and the Director Plan provide for annual increases to the number of shares authorized for issuance under the plan. The amounts reflected in this table represent balances remaining available for future stock option issuance as of December 31, 2003.

Accounting for Stock-Based Employee Compensation Plans

We account for stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock issued to Employees*, and related Interpretations. With the exception of deferred compensation expense recorded in 2002, which was attributable to options granted during 1998, no stock-based employee compensation cost is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Interested persons should carefully consider the risks described below in evaluating our company. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline.

Our future results would be significantly harmed if our project with Enel is terminated or is not successful.

In September 2000, we entered into a research and development agreement with an affiliate of Enel S.p.A., an Italian utility company. Under the terms of the agreement, we agreed to work with Enel to integrate our LonWorks technology into Enel's Contatore Elettronico remote metering management project in Italy. For 2003, revenue attributable to the Contatore Elettronico project was approximately $75.8 million, or 64.2% of our total revenue. We expect the Contatore Elettronico project to account for the majority of our targeted revenue for 2004.

We face a number of risks as we continue this project, including:

- a dispute could develop between Enel and our company regarding product suitability, quality, price, quantities, scope of the parties' obligations, or other issues. Even if we should prevail in such a dispute, the costs incurred by Echelon and the diversion of time by key employees could adversely affect our company. If any dispute is not resolved in our favor or in a timely manner, the project, or revenue generated from the project, could be delayed, could become less profitable to us, could result in damages or losses, or either we or Enel could seek to terminate the research and development agreement. From time to time, we have interpreted the contracts between our companies differently from Enel, which has led to disagreements. For example, as a result of a dispute regarding the compensation owed to us for the transition from the second version of metering kit to the third generation of metering kit, which dispute has since been resolved, we deferred approximately $2.7 million of revenue from the second quarter to the third quarter of 2003;

- Enel could decide to no longer pursue the Contatore Elettronico project to the extent we currently contemplate, or at all, or Enel could replace the LonWorks technology used by Enel in the Contatore Elettronico project with other technology;

- once manufactured, electricity meters, data concentrators, or other products used in the Contatore Elettronico project may not be installed by Enel in accordance with Enel's scheduled roll-out plan. Also, Enel could decide to reduce its inventories of electricity meters or data concentrators. As a result, excess inventories could develop for periods of time, which could result in the delay or cancellation of additional product shipments to Enel and the contract equipment manufacturers that Enel has selected to manufacture electricity meters for the project;

- Enel may not successfully develop or maintain the management center software to monitor and control the electricity meters and other products used in the Contatore Elettronico project, or the management center software that Enel develops may not be scalable enough to support the estimated 27 million meters that Enel intends to install as part of the project. As a result, Enel might reduce purchases of electricity meters or other products, thereby reducing future shipments of our products;

- under the Contatore Elettronico project, each order for electricity meters must be made by public tender. Any future public tenders for electricity meters may not be completed in a timely fashion, and this may delay production of electricity meters with an associated delay in shipments of products by us to Enel's contract equipment manufacturers;

- the research and development agreement between Enel and our company might be terminated if, among other things, either party materially breaches its obligations under the agreement;

- third parties may contest part or all of our agreement with Enel, or the Contatore Elettronico project in general. For example, the European Union and/or the Italian government could require a change in the system architecture or the sources of supply in order to satisfy rules regarding competition, thereby delaying or changing the scope of the project; or

- our research and development activities under the Contatore Elettronico project might be unsuccessful, or the products we develop might not be commercially exploitable or yield economic returns.

Any of these factors would cause our revenues and income to suffer, which would significantly and adversely affect our financial condition and operating results.

The performance of the contract equipment manufacturers that Enel has selected to manufacture electricity meters could affect our project with Enel.

Enel has selected several contract equipment manufacturers, or meter manufacturers, to manufacture electricity meters for the Contatore Elettronico project. We sell a product called a metering kit to these meter manufacturers as part of this project. Our shipments of metering kits depend, to a large extent, on the production of electricity meters. In addition, the sales of our data concentrator products to Enel depend, in part, on the production of electricity meters. Our success under the Contatore Elettronico project could be affected by the meter manufacturers for many reasons, including:

- disputes may arise with us regarding product quality or responsibility for costs incurred by the meter manufacturers relating to metering kits;

- if the meter manufacturers fail to meet their intended production or quality levels, fail to pay us in accordance with agreed-upon payment terms for products we ship to them, or breach any of their agreements with us, we could elect to cancel orders for products from meter manufacturers, delay shipment of products to meter manufacturers, or otherwise fail to achieve our revenue targets for the Contatore Elettronico project;

- the meter manufacturers may not achieve their intended production levels;

- we may be prohibited by government trade sanctions from selling metering kits to one or more meter manufacturers;

- the meter manufacturers may not be able to maintain product quality at the levels required to successfully install electricity meters;
- the meter manufacturers may not maintain sufficient net working capital to fund production of electricity meters or may fail to provide letters of credit that we mandate; and
- the meter manufacturers may experience excess raw material and finished goods inventories if they fail to achieve intended production and/or quality levels and may therefore reduce future purchases of our products until their inventories return to acceptable levels.

Additionally, if any of Enel's meter manufacturers were to experience cash flow problems resulting from one or more of the above listed failures, or any other factor, we could be forced to provide a bad debt reserve for some or all of the unpaid balances that meter manufacturer owed us for products we previously shipped to them. Given the volume of products that Enel's meter manufacturers purchase from us, any bad debt provision we would be required to make would most likely be a material amount, and therefore, would have an adverse affect on our financial condition and operating results.

Once the Enel project is completed or terminated, our overall revenue will decline significantly if we do not expand our customer base.

If Enel continues to deploy its Contatore Elettronico project in accordance with its scheduled rollout plan, we expect that revenues from the Enel project will continue to account for a significant portion of our overall revenues through 2004. Once the delivery of our products for use in the project is completed, which we currently estimate will occur in early 2005, or if it is otherwise terminated, our revenues from Enel and its meter manufacturers will become negligible. Accordingly, we continue to seek new revenue opportunities with other utility companies around the world.

In May 2002, we formed a Service Provider Group tasked with selling our networked energy services, or NES, system to utility companies and value added resellers around the world. We believe that utility companies generally require a lengthier sales cycle than do most of our other customers. In most instances, one or more field trials of our products may be required before a final decision is made by the utility. For example, in July 2003, we entered into an agreement with Continuon Netbeheer, a utility grid operator located in the Netherlands, to perform a limited field trial of our NES system within their service territory. Even if the Continuon field trial or other field trials are successful, we may not be able to negotiate mutually agreeable terms with the utility. If the utility decides to move forward with a mass deployment, there is generally an extended development and integration effort required in order to incorporate the new technology into the utility's existing infrastructure. Due to the extended sales cycle and the additional development and integration time required, we cannot assure you that we will be able to find a replacement for the Enel project before the Enel project is terminated or completed. If we are not able to replace the revenues generated by the Enel project, our revenues and results of operations will be harmed.

Our future utility market product offerings may not be accepted by our targeted customers, or may fail to meet our financial targets. If we incur penalties and/or damages with respect to sales of the NES system, such penalties and/or damages could have an adverse effect on our financial condition, revenues, and operating results.

To be successful in our effort to sell our NES system, we intend to continue investing significant resources in the development of the NES system. For example, in April 2003 we acquired certain assets of Metering Technology Corporation, or MTC, in exchange for $11.0 million in cash and the assumption of certain liabilities. Among the assets acquired was the right to use MTC's developed electricity meter technology. However, as we have integrated their technology into our NES system, we have incurred and expect to continue to incur significant development costs.

We cannot assure you that our NES system will be accepted in the utility market place. For example, in order to realize all of the benefits of the NES system, a utility must replace a significant portion of its metering infrastructure with a homogenous population of intelligent, networked meters. We also cannot assure you that, if accepted by the utilities, our NES system will generate economic returns that meet our financial targets. For example, revenues from our NES system offering may be lower than we anticipate. Additionally, the gross margins we receive from our NES system offering may not be as high as for our other products.

Even if we are successful in penetrating the utility market with our NES system offering, competitors, including our own customers such as Enel, Enermet, Horstmann Controls, Kamstrup, and Milab, could develop and market their own multi-service metering systems. For example, Enel, our largest customer, could design a system that competes with our NES system using third party products instead of our products. Enel has significantly greater experience and financial, technical, and other resources than we have.

In addition, we presently plan to sell our NES products to utilities either directly or through resellers or other partners. If we sell the NES system directly to a utility, the utility may require us to assume responsibility for installing the NES system in the utility's territory, integrating the NES system into the utility's operating and billing system, overseeing management of the combined system, and undertaking other activities. These are services that we generally would not be responsible for if we sold our NES products through a reseller or other partner, or if we sold directly to a utility that managed those activities on its own. To date, we have only insignificant experience with those services. As a result, if we sold directly to a utility that required us to provide those services, we may be required to contract with third parties to satisfy those obligations. We cannot assure you that we would find appropriate third parties to provide those services on reasonable terms, or at all. Assuming such responsibility for these or other services would add to the costs and risks associated with NES system installations, and could also negatively affect the timing of our revenues and cash flows related to these transactions.

Lastly, sales of the NES system may also expose us to penalties and damages relating to late deliveries, late or improper installations or operations, failure to meet product specifications, failure to achieve performance specifications or otherwise. If we are unsuccessful in deploying this product, or otherwise fail to meet our financial targets for this product, our revenues and results of operations will be harmed.

We depend on a limited number of key manufacturers and use contract electronic manufacturers for most of our products requiring assembly. If any of these manufacturers terminates or decreases its relationships with us, we may not be able to supply our products and our revenues would suffer.

The Neuron Chip is an important component that our customers use in control network devices. In addition, the Neuron Chip is an important device that we use in many of our products. Neuron Chips are currently manufactured and distributed by Toshiba and Cypress Semiconductor under license agreements we maintain with them. These agreements, among other things, grant Toshiba and Cypress the worldwide right to manufacture and distribute Neuron Chips using technology licensed from us, and require us to provide support, as well as unspecified updates to the licensed technology, over the terms of the agreements. The Cypress agreement expires in April 2009, and the Toshiba agreement expires in January 2010. However, we cannot be certain that these manufacturers will continue to supply Neuron Chips until these contracts expire, and we currently have no other source of supply for Neuron Chips. If either Toshiba or Cypress were to cease designing, manufacturing, and distributing Neuron Chips, we could be forced to rely on a sole supplier for Neuron Chips. If both Toshiba and Cypress were to exit this business, we would attempt to find a replacement. This would be an expensive and time-consuming process, with no guarantee that we would be able to find an acceptable alternative source.

We also maintain manufacturing agreements with other semiconductor manufacturers for the production of key products, including those used in the Enel program and our NES system. For example, in 2003 we announced a new product family that we refer to as Power Line Smart Transceivers. A sole source supplier, STMicroelectronics, manufactures these products. Additionally, Cypress, ON Semiconductor and AMI Semiconductor are sole source suppliers of components we sell to Enel's meter manufacturers. We currently have no other source of supply for Power Line Smart Transceivers or the components manufactured by Cypress, ON Semiconductor, and AMI Semiconductor.

Our future success will also depend significantly on our ability to manufacture our products cost-effectively, in sufficient volumes and in accordance with quality standards. For most of our products requiring assembly, we use contract electronic manufacturers, including WKK Technology, Able Electronics, and TYCO TEPC/ Transpower. These contract electronic manufacturers procure material and assemble, test, and inspect the final products to our specifications. This strategy involves certain risks. By using third parties to manufacture our products, we have reduced control over quality, costs, delivery schedules, product availability, and manufacturing yields. For instance, quality problems at a contract equipment manufacturer could result in missed shipments to our customers and unusable inventory, thereby reducing our revenues and increasing our costs associated with inventory reserves. In addition, contract electronic manufacturers can themselves experience turnover and instability, exposing us to additional risks as well as missed commitments to our customers.

We will also face risks if and when we transition between contract electronic manufacturers. For example, we may have to move raw material and in-process inventory between locations in different parts of the world. Also, we would be required to re-establish acceptable manufacturing processes with a new work force. We could also be liable for excess or unused inventory held by contract manufacturers for use in our products. This inventory may become obsolete as a result of engineering changes that we make. In addition, we may no longer need this inventory because of factors such as changes in our production build plans, miscommunication between us and a contract manufacturer, or errors made by a contract manufacturer in ordering material for use in our products. Under our contracts with these contract electronic manufacturers, we would become liable for all or some of these excess or obsolete inventories in the event our manufacturing agreement with them is cancelled and they are unable to return the material to their suppliers.

The failure of any key manufacturer to produce products on time, at agreed quality levels, and fully compliant with our product, assembly and test specifications could adversely affect our revenues and gross profit, and could result in claims against us by our customers.

Since we depend on sole or a limited number of suppliers, any shortage or interruptions of supply would adversely affect our revenues and/or gross profits.

As previously discussed, we currently purchase several key products and components only from sole or limited sources. For some of these suppliers, we do not maintain signed agreements that would obligate them to supply to us on negotiated terms. In the past, we have occasionally experienced shortages or interruptions in supply for certain of these items, which caused us to delay shipments beyond targeted or announced dates. If we experience any shortage of products or components of acceptable quality, or any interruption in the supply of these products or components, or if we are not able to procure these products or components from alternate sources at acceptable prices and within a reasonable period of time, our revenues, gross profits or both could decrease. In addition, under the terms of some of our contracts with our customers, we may also be subject to penalties if we fail to deliver our products on time.

Although we recently achieved profitability, we have a history of losses and cannot guarantee that profits will increase or continue in the future.

We generated a profit of $1.9 million for the year ending December 31, 2003. As of December 31, 2003, we had an accumulated deficit of $69.6 million. We have invested and continue to invest significant financial resources in product development, marketing and sales.

Our future operating results will depend on many factors, including:

- timely installation of Enel's Contatore Elettronico project;
- adoption of our NES solution and other products by service providers for use in utility and/or other home automation projects;
- return of worldwide economic growth, particularly in certain industries such as semiconductor manufacturing equipment;
- the ability of our contract electronic manufacturers to provide quality products on a timely basis, especially during periods where excess capacity in the contract electronic manufacturing market is reduced;
- growth in acceptance of our products by OEMs, systems integrators, service providers and end-users;
- the level of competition that we face;
- our ability to attract new customers in light of increased competition;
- our ability to develop and market, in a timely and cost-effective basis, new products that perform as designed;

- costs associated with business acquisitions, including up-front in-process research and development charges and ongoing amortization expenses related to other identified intangible assets;
- ongoing operational expenses associated with our acquisition of BeAtHome, our acquisition of certain assets of MTC, and any future business acquisitions;
- results of impairment tests that we will perform from time to time in the future, in accordance with SFAS 142, with respect to goodwill and other identified intangible assets that we acquired in the past or that we may acquire in the future. If the results of these impairment tests indicate that an impairment event has taken place, we will be required to take an asset impairment charge that could have a material adverse effect on our operating results; and
- general economic conditions.

As of December 31, 2003, we had net operating loss carry forwards for federal income tax reporting purposes of about $83.5 million and for state income tax reporting purposes of about $8.7 million, which expire at various dates through 2022. In addition, as of December 31, 2003, we had tax credit carry forwards of about $10.5 million, $6.0 million of which expire at various dates through 2022. The Internal Revenue Code of 1986, as amended, contains provisions that limit the use in future periods of net operating loss and credit carry forwards upon the occurrence of certain events, including significant changes in ownership interests. We have performed an analysis of our ownership changes and have reported the net operating loss and credit carry forwards considering such limitations. We had deferred tax assets, including our net operating loss carry forwards and tax credits, totaling about $47.8 million as of December 31, 2003. We have recorded a valuation allowance for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance, our history of losses and the variability of our operating results.

Fluctuations in our operating results may cause our stock price to decline.

Our quarterly and annual results have varied significantly from period to period, and we have, on occasion, failed to meet securities analysts' expectations. Our future results may fluctuate and may not meet analysts' expectations in some future period. As a result, the price of our common stock could fluctuate or decline. Some factors that could cause this variability, many of which are outside of our control, include the following:

- revenues from the Enel project may fail to meet analysts' expectations or our revenue and earnings guidance;
- we may fail to meet stockholder expectations relating to our NES system and additional utility customers and applications;
- we may fail to meet stockholder expectation for revenue growth in our sales of LonWorks Infrastructure products to OEMs and systems integrators;
- the rates at which OEMs purchase our products and services may fluctuate;
- our products may not be manufactured in accordance with specifications or our established quality standards, or may not perform as designed;
- we may fail to introduce new products on a timely basis or before the end of an existing product's life cycle;
- downturns in any customer's or potential customer's business, or declines in general economic conditions, could cause significant reductions in capital spending, thereby reducing the levels of orders from our customers;
- we may face increased competition in both our LonWorks Infrastructure business and our NES business;
- market acceptance of our products may decrease;
- our customers may delay or cancel their orders;
- the mix of products and services that we sell may change to a less profitable mix;
- shipment and payment schedules may be delayed;
- our pricing policies or those of our competitors may change;

- costs associated with business acquisitions, including up-front in-process research and development charges and ongoing amortization expenses related to other identified intangible assets;
- ongoing operational expenses associated with our acquisition of BeAtHome, our acquisition of certain assets of MTC, and any future business acquisitions;
- the results of impairment tests that we will perform from time to time in the future, in accordance with SFAS 142, with respect to goodwill and other identified intangible assets that we acquired in the past or that we may acquire in the future. If the results of these impairment tests indicate that an impairment event has taken place, we will be required to take an asset impairment charge that could have a material adverse effect on our operating results;
- our product distribution may change; and
- product ratings by industry analysts and endorsements of competing products by industry groups could hurt the market acceptance of our products.

In addition, our expense levels are based, in significant part, on the future revenues that we expect. Consequently, if our revenues are less than we expect, our expense levels could be disproportionately high as a percentage of total revenues, which would negatively affect our profitability and cause our stock price to decline.

We face operational and financial risks associated with international operations.

Our international sales and marketing operations are located in nine countries around the world. Revenues from international sales, which include both export sales and sales by international subsidiaries, accounted for about 86.5% of our total net revenues for the year ended December 31, 2003 and 88.2% of our total net revenues for the same period in 2002. We expect that international sales will continue to constitute a significant portion of our total net revenues.

Our operations and the market price of our products may be directly affected by economic and political conditions in the countries where we do business. In addition, we may not be able to maintain or increase the international demand for our products. Additional risks inherent in our international business activities generally include the following:

- international terrorism and anti-American sentiment;
- currency fluctuations;
- unexpected changes in regulatory requirements, tariffs and other trade barriers;
- costs of localizing products for foreign countries and lack of acceptance of non-local products in foreign countries;
- longer accounts receivable payment cycles;
- difficulties in managing international operations;
- labor actions generally affecting individual countries, regions, or any of our customers which could result in reduced demand for our products;
- potentially adverse tax consequences, including restrictions on repatriation of earnings; and
- the burdens of complying with a wide variety of foreign laws.

The outbreak of severe acute respiratory syndrome, or SARS, that began in China, Hong Kong, Singapore, and Vietnam in 2003 also had a negative impact on our business. Any future outbreak of SARS, or other widespread communicable diseases, could similarly impact our operations, including the inability for our sales and operations personnel located in affected regions to travel and conduct business freely, the impact any such disease may have on one or more of the distributors for our products in those regions, and increased supply chain costs. Additionally, any future SARS or other health-related disruptions at our third-party contract manufacturers or other key suppliers, many of whom are located in China and other parts of southeast Asia, could affect our ability to supply our customers with products in a timely manner.

Differing vacation and holiday patterns in other countries, particularly in Europe, may also affect the amount of business that we transact in other countries in any given quarter, the timing of our revenues, and our ability to forecast projected operating results for such quarter.

Fluctuations in the value of currencies in which we conduct our business relative to the U.S. Dollar could cause currency translation adjustments. The portion of our revenues conducted in currencies other than the U.S. Dollar, principally the Japanese Yen, was about 3.8% in 2003, 4.8% in 2002, and 5.9% in 2001. In addition, much of our sales and marketing expenses, as well as certain other costs, are incurred in currencies other than the U.S. Dollar. If the value of the U.S. Dollar declines as compared to the local currency where the expenses are incurred, our expenses, when translated back into U.S. Dollars, will increase. For example, using the currency rates in effect as of February 29, 2004, our 2003 costs and expenses, as reported in U.S. Dollars, would have increased by approximately $813,000. This would have resulted in a $0.02 reduction in earnings per share for 2003.

The use of the Euro as the standard currency in participating European countries may also impact our ability to transact sales in U.S. Dollars. We have agreed with EBV, our European distributor, that upon notice from EBV, we will sell our products to EBV in Euros rather than U.S. Dollars. We do not know when or if EBV will give such notice. If fewer of our sales in Europe are transacted in U.S. Dollars, we may experience an increase in currency translation adjustments, particularly as a result of general economic conditions in Europe as a whole. We do not currently engage in currency hedging transactions or otherwise cover our foreign currency exposure.

Our business may suffer if it is alleged or found that we have infringed the intellectual property rights of others.

Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, from time to time we may receive notice that a third party believes that we may be infringing certain patents or other intellectual property rights of that third party. Responding to those claims, regardless of their merit, can be time consuming, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses. In that case, we may elect or be required to redesign our products so that they do not incorporate any intellectual property to which the third party has or claims rights. As a result, some of our product offerings could be delayed, or we could be required to cease distributing some of our products. In the alternative, we could seek a license for the third party's intellectual property, but it is possible that we would not be able to obtain such a license on reasonable terms, or at all. Any delays that we might then suffer or additional expenses that we might then incur could adversely affect our revenues, operating results and financial condition.

Our customers may not pursue product opportunities based on their concerns regarding third party intellectual property rights, particularly patents and this could reduce the market opportunity for the sale of our products and services.

Our markets are highly competitive. Many of our competitors have longer operating histories and greater resources than we do. If we are unable to effectively compete in the industry, our operating results could be harmed.

Competition in our markets is intense and involves rapidly changing technologies; evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To maintain and improve our competitive position, we must continue to develop and introduce, on a timely and cost-effective basis, new products, features and services that keep pace with the evolving needs of our customers. The principal competitive factors that affect the markets for our control network products include the following:

- our customer service and support;
- our ability to develop and introduce new products on a timely basis;
- our product reputation, quality, and performance; and
- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products.

In each of our markets, we compete with a wide array of manufacturers, vendors, strategic alliances, systems developers and other businesses. For our LonWorks Infrastructure business, our competitors include some of the largest companies in the electronics industry, such as Siemens in the building and industrial automation industries, and Allen-Bradley (a subsidiary of Rockwell) and Groupe Schneider in the industrial automation industry. Many of our competitors, alone or together with their trade associations and partners, have significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, and broader product offerings. As a result, these competitors may be able to devote greater resources to the development, marketing, and sale of their products, and may be able to respond more quickly to changes in customer requirements or product technology. In addition, those competitors that manufacture and promote closed, proprietary control systems may enjoy a captive customer base dependent on such competitors for service, maintenance, upgrades and enhancements. Products from other companies such as Digi International, emWare, Ipsil, JumpTec, Lantronix, Microsoft, and Wind River Systems, as well as certain micro-controller manufacturers including Motorola, Texas Instruments, Micro Chip, and Philips, all of which promote directly connecting devices to the Internet, could also compete with our products. In addition, in the utilities market, products from companies such as Actaris, Atos Origin, DCSI, Elster, Hexagram, Hunt Technologies, Itron, Iskraemeco, Nexus, and Ramar, each of which offers automatic meter reading products for the utility industry, as well as metering systems from our customers such as Enel, Enermet, Horstmann Controls, Kamstrup, and Milab, could compete with our NES system. For example, Enel, our largest customer, could design a system that competes with our NES system using third party products instead of our products. Enel has significantly greater experience and financial, technical, and other resources than we have.

Many of our competitors develop, support, and promote alternative control systems. If we are unable to promote and expand acceptance of our open, interoperable control system, our revenues and operating results may be harmed.

Many of our current and prospective competitors are dedicated to promoting closed or proprietary systems, technologies, software and network protocols or product standards that differ from or are incompatible with ours. In some cases, companies have established associations or cooperative relationships to enhance the competitiveness and popularity of their products, or to promote these different or incompatible technologies, protocols and standards. For example, in the building automation market, we face widespread reluctance by vendors of traditional closed or proprietary control systems, who enjoy a captive market for servicing and replacing equipment, to use our interoperable technologies. We also face strong competition by large trade associations that promote alternative technologies and standards in their native countries, such as the Konnex Association in Belgium, and the European Installation Bus Association in Germany, each of which has over 100 members and licensees. Other examples include various industry groups who promote alternative open standards such as BACnet in the building market, DALI in the lighting controls market, Echonet in the home control market, and a group comprised of Asea Brown Boveri, Adtranz/Bombardier, Siemens, GEC Alstrom and other manufacturers that support an alternative rail transportation protocol to our LonWorks protocol. Our technologies, protocols, or standards may not be successful in any of our markets, and we may not be able to compete with new or enhanced products or standards introduced by existing or future competitors.

Defects in or misuse of our products may delay our ability to generate revenues and may increase our liabilities and expenses.

Our products may contain undetected errors or failures when first introduced, as new versions are released, or as a result of the manufacturing process. In addition, our customers or their installation partners may improperly install or implement our products. Furthermore, because of the low cost and interoperable nature of our products, LonWorks technology could be used in a manner for which it was not intended.

If errors or failures are found in our products, we may not be able to successfully correct them in a timely manner, or at all. Such errors or failures could delay our product shipments and divert our engineering resources while we attempt to correct them. In addition, we could decide to extend the warranty period, or incur other costs outside of our normal warranty coverage, to help address any known errors or failures in our products and mitigate the impact on our customers. As a result, errors or failures in our products, or the improper installation or implementation of our products by third parties, could harm our reputation, reduce our revenues, increase our expenses, and negatively impact our operating results.

To address these issues, the agreements we maintain with our customers typically contain provisions intended to limit our exposure to potential errors and omissions claims as well as any liabilities arising from them. In certain very limited instances, these agreements require that we be named as an additional insured on our customer's insurance policies. However, our customer contracts and additional insured coverage may not effectively protect us against the liabilities and expenses associated with errors or failures attributable to our products. For example, utility customers purchasing our NES system may require that we agree to indemnities or penalties in excess of the provisions we typically employ with our LonWorks Infrastructure business.

To help reduce our exposure to these types of claims, we currently maintain errors and omissions insurance. However, it is possible that such insurance may not be available in the future or, if available, may be insufficient in amount to cover any particular claim. During 2000, the total limit for claims under these policies was $17.0 million. Since then, we have reduced the total limit for errors and omissions claims to $11.0 million because we believed the premiums our insurers requested were excessive. We believe that insurance premiums for errors and omissions coverage will continue to increase for the foreseeable future, which could result in increased costs or reduced limits. Consequently, if we elect to reduce our coverage, we may face increased exposure to these types of claims. If liability for a claim exceeds our policy limits, our operating results and our financial position would be negatively affected.

We promote an open technology platform that could increase our competition.

LonWorks technology is open, meaning that many of our technology patents are broadly licensed without royalties or license fees. As a result, our customers are capable of developing hardware and software solutions that compete with some of our products. Because some of our customers are OEMs that develop and market their own control systems, these customers in particular could develop competing products based on our open technology. For instance, all of the network management commands required to develop software that competes with our LNS software are published. This could decrease the demand for our products and increase the competition that we face.

Downturns in the control network technology market and related markets may decrease our revenues and margins.

The market for our products depends on economic conditions affecting the broader control network technology and related markets. Downturns in these markets may cause our OEMs and system integrators to delay or cancel projects, reduce their production or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, cease operations or fail to budget for the purchase of our products. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the technology sector has decreased in past years, and many of our customers and potential customers have experienced declines in their revenues and operations. In addition, concerns with respect to terrorism and geopolitical issues in the Middle East and Asia have added more uncertainty to the current economic environment. We cannot predict the impact of these events, or of any related military action, on our customers or business. We believe that, in light of these events, some businesses may further curtail or may eliminate capital spending on control network technology altogether. If capital spending in our markets continues to decline, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and maintain profitability.

The undetermined market acceptance of our products makes it difficult to evaluate our future prospects.

We face a number of risks as an emerging company in a rapidly changing and developing new market, and you must consider our prospects in light of the associated risks. This is true of both our LonWorks Infrastructure business and our new NES business. Our future operating results are difficult to predict due to many factors, including the following:

- our targeted markets have not yet accepted many of our products and technologies;
- many of our customers do not fully support open, interoperable networks, and this reduces the market for our products;

- we may not anticipate changes in customer requirements and, even if we do so, we may not be able to develop new or improved products that meet these requirements in a timely manner, or at all;
- the markets in which we operate require rapid and continuous development of new products, and we have failed to meet some of our product development schedules in the past;
- potential changes in voluntary product standards around the world can significantly influence the markets in which we operate; and
- our industry is very competitive and many of our competitors have far greater resources and may be prepared to provide financial support from their other businesses in order to compete with us.

If our OEMs do not employ our products and technologies our revenues could decrease significantly.

To date, a substantial portion of our product sales has been to OEMs. The product and marketing decisions made by OEMs significantly affect the rate at which our products are used in control networks. We believe that because OEMs in certain industries receive a large portion of their revenues from sales of products and services to their installed base, these OEMs have tended to moderate the rate at which they incorporate LonWorks technology into their products. They may believe that a more rapid transition to LonWorks technology could harm their installed base business. Furthermore, OEMs that manufacture and promote products and technologies that compete or may compete with us may be particularly reluctant to employ our products and technologies to any significant extent, if at all. We may not be able to maintain or improve the current rate at which our products are accepted by OEMs and others, which could decrease our revenues.

If we do not maintain adequate distribution channels for our LonWorks Infrastructure business, or establish adequate distribution channels for our NES system business, our revenues could be harmed significantly.

Currently, significant portions of our revenues are derived from sales to distributors, including EBV, the sole independent distributor of our products to OEMs in Europe. Sales to EBV, our largest distributor, accounted for 10.2 % of our total net revenues in 2003, 9.2% of our total net revenues in 2002, and 16.9% of our total net revenues in 2001. Worldwide sales to distributors, including those to EBV, accounted for approximately 14.6% of our total net revenues in 2003, 14.2% of our total net revenues in 2002, and 26.9% of our total net revenues in 2001.

Our current agreement with EBV expires in December 2004. If EBV, or any other existing or future distributor, fails to dedicate sufficient resources and efforts to marketing and selling our products, our revenues could decrease. If EBV significantly reduces its inventory levels for our products, both our revenues and customer service levels would decrease. If we do not maintain our agreement with EBV, we would be required to locate another distributor or add our own pan-European distribution capability to meet the needs of our customers. In that event, our business could be harmed during the transition period as EBV's inventory of our products was sold but not replaced.

In our NES system business, we market directly, as well as through selected value added resellers, or VARs, and integration partners. However, we believe that a significant portion of our NES system sales, if any, will be made through our VARs and integration partners, rather than directly by our company, since to date, our VARs and integration partners have greater experience in overseeing projects for utilities. As a result, if our relationships with our VARs and integration partners are not successful, or if we are not able to create similar distribution channels for our NES system business with other companies, our NES business may not be successful, which could harm our revenues and operating results.

If OEMs fail to develop interoperable products or if our targeted markets do not accept our interoperable products, we may be unable to generate sales of our products.

Our future operating success will depend, in significant part, on the successful development of interoperable products by OEMs and us, and the acceptance of interoperable products by systems integrators and end-users. We have expended considerable resources to develop, market and sell interoperable products, and have made these products a cornerstone of our sales and marketing strategy. We have widely promoted interoperable products as offering benefits such as lower life-cycle costs and improved flexibility to owners and users of control networks.

However, OEMs that manufacture and market closed systems may not accept, promote or employ interoperable products, since doing so may expose their businesses to increased competition. In addition, OEMs might not, in fact, successfully develop interoperable products, or their customers might not accept their interoperable products. If OEMs fail to develop interoperable products, or our markets do not accept interoperable products, our revenues and operating results will suffer.

Our executive officers and technical personnel are critical to our business, and if we lose or fail to attract key personnel, we may not be able to successfully operate our business.

Our performance depends substantially on the performance of our executive officers and key employees. Due to the specialized technical nature of our business, we are particularly dependent on our Chief Executive Officer, our Chief Operating Officer, and our technical personnel. Our future success will depend on our ability to attract, integrate, motivate and retain qualified technical, sales, operations and managerial personnel. Competition for qualified personnel in our business areas is intense, and we may not be able to continue to attract and retain qualified executive officers and key personnel necessary to enable our business to succeed. Our product development and marketing functions are largely based in Silicon Valley, which is typically a highly competitive marketplace. It may be particularly difficult to recruit, relocate and retain qualified personnel in this geographic area. Moreover, the cost of living, including the cost of housing, in Silicon Valley is known to be high. Because we are prohibited from making loans to executive officers under recent legislation, we will not be able to assist potential key personnel as they acquire housing or incur other costs that might be associated with joining our company. In addition, if we lose the services of any of our key personnel and are not able to find replacements in a timely manner, our business could be disrupted, other key personnel may decide to leave, and we may incur increased operating expenses in finding and compensating their replacements.

The market for our products is new and rapidly evolving. If we are not able to develop or enhance products to respond to changing market conditions, our revenues will suffer.

Customer requirements for control network products can change as a result of innovations or changes within the building, industrial, transportation, utility/home and other industries. For example, our NES system offering to utilities is new. Also, new or different standards within industry segments may be adopted, giving rise to new customer requirements. These customer requirements may or may not be compatible with our current or future product offerings. Our future success depends in large part on our ability to continually enhance our existing product offerings, lower the market price for our products, and develop new products that maintain technological competitiveness. We may not be successful in modifying our products and services to address these requirements and standards. For example, certain of our competitors may develop competing technologies based on Internet Protocols (IP) that could have, or could be perceived to have, advantages over our products in remote monitoring or other applications. As another example, many competitors promote media types, such as radio frequency (wireless) and fiber optics that, even if used with LonWorks technology, could displace sales of certain of our transceiver products. If we are not able to develop or enhance our products to respond to these changing market conditions, our revenues and results of operations will suffer.

In addition, due to the nature of development efforts in general, we often experience delays in the introduction of new or improved products beyond our original projected shipping date for such products. Historically, when these delays have occurred, we experienced an increase in our development costs and a delay in our ability to generate revenues from these new products. We believe that similar new product introduction delays in the future could also increase our costs and delay our revenues.

The trading price of our stock has been volatile, and may fluctuate due to factors beyond our control.

The trading price of our common stock is subject to significant fluctuations in response to numerous factors, including:

- significant stockholders may sell some or all of their holdings of our stock. For example, Enel presently owns 3,000,000 shares, or approximately 7.4% of our outstanding common stock. As of September 11, 2003, Enel is generally free to sell these shares at its discretion;

- investors may be concerned about the success of our project with Enel, the success of our sales of our LonWorks Infrastructure products and services to OEMs and systems integrators, or our ability to develop new customers for our NES business;
- competitors may announce new products or technologies;
- our quarterly operating results may vary widely;
- we or our customers may announce technological innovations or new products; and
- securities analysts may change their estimates of our financial results.

In addition, the market price of securities of technology companies, especially those in rapidly evolving industries such as ours, has been very volatile in the past. This volatility in any given technology company's stock price has often been unrelated or disproportionate to the operating performance of that particular company.

In the future, we may be the target of securities class action lawsuits or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company's stock, securities class action lawsuits have often been instituted against such companies. In the future, we may become the target of similar litigation. If such a lawsuit were brought against us, regardless of its outcome, we would incur substantial costs and our management resources would be diverted in defending such litigation.

Voluntary standards that are established in our markets could limit our ability to sell our products and reduce our revenues.

Standards bodies, which are formal and informal associations that attempt to set voluntary, non-governmental product standards, are influential in many of our target markets. Some of our competitors have attempted to use voluntary standards to reduce the market opportunity for our products, or to increase the market opportunity for their own products, by lobbying for the adoption of voluntary standards that would exclude or limit the use of products that incorporate our technology. We participate in many voluntary standards organizations around the world in order to both help prevent the adoption of exclusionary standards and to promote voluntary standards for our products. However, we do not have the resources to participate in all voluntary standards processes that may affect our markets. The adoption of voluntary standards that are incompatible with our products or technology could limit the market opportunity for our products. If the markets we target were to adopt voluntary standards that are incompatible with our products or technology, either inadvertently or by design, our revenues, operating results, and financial condition would be adversely affected.

As a result of our lengthy sales cycle, we have limited ability to forecast the amount and timing of specific sales. If we fail to complete or are delayed in completing transactions, our revenues could vary significantly from period to period.

The sales cycle between initial customer contact and execution of a contract or license agreement with a customer can vary widely. For example, OEMs typically conduct extensive and lengthy product evaluations before making initial purchases of our products. They may further delay subsequent purchases of our products due to the OEMs' own prolonged product development and product introduction periods. Delays in our sales cycle can also result from, among other things:

- changes in our customers' budgets;
- changes in the priority our customers assign to control network development;
- the time it takes for us to educate our customers about the potential applications of and cost savings associated with our products;
- the deployment schedule for projects undertaken by systems integrators;

- the actions of utility regulators or management boards regarding investments in metering systems; and
- delays in installing, operating, and evaluating the results of NES system field trials.

We generally have little or no control over these factors, which may cause a potential customer to favor a competitor's products, or to delay or forgo purchases altogether. If any of these factors prevent or substantially delay our ability to complete a transaction, our revenues and results of operations could be harmed.

We have limited ability to protect our intellectual property rights.

Our success depends significantly upon our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect these intellectual property rights, all of which afford only limited protection. As of February 29, 2004, we have 91 issued U.S. patents, 6 pending U.S. patent applications, and various foreign counterparts. It is possible that patents will not issue from these pending applications or from any future applications or that, if issued, any claims allowed will not be sufficiently broad to protect our technology. If any of our patents fail to protect our technology, our competitors may find it easier to offer equivalent or superior technology. We have registered or applied for registration for certain trademarks, and will continue to evaluate the registration of additional trademarks as appropriate. If we fail to properly register or maintain our trademarks or to otherwise take all necessary steps to protect our trademarks, the value associated with the trademarks may diminish. In addition, if we fail to take all necessary steps to protect our trade secrets or other intellectual property rights, we may not be able to compete as effectively in our markets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. Any of the patents, trademarks, copyrights or intellectual property rights that have been or may be issued or granted to us could be challenged, invalidated or circumvented, and any of the rights granted may not provide protection for our proprietary rights. In addition, we cannot assure you that we have taken or will take all necessary steps to protect our intellectual property rights. Third parties may also independently develop similar technology without breach of our trade secrets or other proprietary rights. We have licensed in the past and may license in the future our key technologies to third parties. In addition, the laws of some foreign countries, including several in which we operate or sell our products, do not protect proprietary rights to as great an extent as do the laws of the United States and it may take longer to receive a remedy from a court outside of the United States. For example, certain of our products are licensed under shrink-wrap license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions.

From time to time, litigation may be necessary to defend and enforce our proprietary rights. As a result of this litigation, we could incur substantial costs and divert management resources, which could harm our business, regardless of the final outcome. Despite our efforts to safeguard and maintain our proprietary rights both in the United States and abroad, we may be unsuccessful in doing so. Also, the steps that we take to safeguard and maintain our proprietary rights may be inadequate to deter third parties from infringing, misusing, misappropriating, or independently developing our technology or intellectual property rights; or to prevent an unauthorized third party from copying or otherwise obtaining and using our products or technology.

Regulatory actions could limit our ability to market and sell our products.

Many of our products and the industries in which they are used are subject to U.S. and foreign regulation. Government regulatory action could greatly reduce the market for our products. For example, the power line medium, which is the communications medium used by some of our products, is subject to special regulations in North America, Europe and Japan. In general, these regulations limit the ability of companies to use power lines as a communication medium. In addition, some of our competitors have attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their own products. For example, the FCC is considering changes to Part 15 rules that would accommodate high-speed power data communication devices. The FCC has further indicated that they intend to prohibit these new high-speed power line devices from interfering with other power line devices, such as those sold by our company, which operate in other portions of the frequency spectrum. If the FCC fails to implement and/or enforce measures intended to protect against interference by these new high-speed power line devices, the operation of our products could be adversely affected, which would consequently have a negative impact on the market for our products, or require us to expend significant management, technical, and financial resources to make our products resistant to such interference.

Compliance with new rules and regulations concerning corporate governance may be costly and time-consuming, which could harm our operating results and business.

The Sarbanes-Oxley Act, or the Act, which was signed into law in October 2002, mandates, among other things, that companies adopt new corporate governance measures and imposes comprehensive reporting and disclosure requirements. The Act also imposes increased civil and criminal penalties on a corporation, its chief executive and chief financial officers, and members of its Board of Directors, for securities law violations. In addition, the Nasdaq National Market, on which our common stock is traded, has adopted and is considering the adoption of additional comprehensive rules and regulations relating to corporate governance. These rules, laws, and regulations have increased the scope, complexity, and cost of our corporate governance, reporting, and disclosure practices. Because compliance with these new rules, laws, and regulations will be costly and time-consuming, our management's attention could be diverted from managing our day-to-day business operations, and our operating expenses could increase. We also expect these developments will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer, and Chief Financial Officer face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business.

We are subject to changes in financial accounting standards, which may affect our reported financial results or the way we conduct business.

Generally accepted accounting principles in the United States, including those affecting revenue recognition, have been the subject of frequent interpretations. As a result of the enactment of the Sarbanes-Oxley Act and the review of accounting policies by the Securities and Exchange Commission, as well as by national and international accounting standards bodies, the frequency of future accounting policy changes may accelerate. Such future changes in financial accounting standards, including pronouncements relating to revenue recognition, may have a significant effect on our reported results of operations, including results of transactions entered into before the effective date of the changes.

If we are required to take a compensation expense for the value of options that we issue to our employees, our earnings would be harmed.

We believe that stock options are a key element in our ability to attract and retain employees in the markets in which we operate. Recently, the FASB and members of the United States legislature have proposed changes to generally accepted accounting principles in the United States, or GAAP, that may require us to adopt a different method of accounting for use in determining the compensation expense related to our employee stock options. We currently use the intrinsic value method to measure compensation expense for stock-based awards to our employees. Under this standard, we generally do not consider stock option grants issued under our employee stock option plans to be compensation when the exercise price of the stock option is equal to or greater than the fair market value on the date of grant. If any change to GAAP is adopted that requires us to apply a different method of accounting for the measurement of compensation expense related to our employee stock options, we could be required to take a compensation charge as options are issued or as they vest. This compensation charge would be based on a calculated value of the option using a methodology that has yet to be determined, and which may not correlate to the current market price of our stock. In the event such a compensation charge was required, our reported results of operations would be adversely affected and the trading price of our stock could be negatively impacted.

Our existing stockholders control a significant percentage of our stock, which will limit other stockholders' ability to influence corporate matters.

As of February 29, 2004, our directors and executive officers, together with certain entities affiliated with them (including, for this purpose, Enel, which has the right to nominate a director to our Board of Directors), beneficially owned 35.9% of our outstanding stock.

Under the stock purchase agreement with Enel, which transaction was completed September 11, 2000, Enel purchased 3.0 million newly issued shares of our common stock and was granted the right to nominate a director to our Board of Directors. As a condition to the closing of the stock purchase agreement, our directors and our Chief Financial Officer agreed to enter into a voting agreement with Enel in which each of them agreed to vote the shares of our company's common stock that they beneficially owned or controlled in favor of Enel's nominee to our Board of Directors. In addition, under the terms of the stock purchase agreement, Enel has agreed to (i) vote (and cause any of its affiliates that own shares of our common stock to vote) all of its shares in favor of the slate of director nominees recommended by the Board of Directors, and (ii) vote (and endeavor to cause any of its affiliates that own shares of our common stock to vote) a number of shares equal to at least that percentage of shares voted by all other stockholders for or against any specified matter, as recommended by the Board of Directors. The specified matters are the election of accountants, the approval of company option plans, and any proposal by any of our stockholders (unless the proposal could be prejudicial to Enel or the required voting would interfere with Enel's fiduciary duties to its own shareholders).

As a result, our directors and executive officers, together with certain entities affiliated with them, may be able to control substantially all matters requiring approval by our stockholders, including the election of all directors and approval of certain other corporate matters.

Potential conflicts of interest could limit our ability to act on opportunities that are adverse to a significant stockholder or its affiliates.

From time to time, we may enter into a material contract with a person or company that owns a significant amount of our company's stock. As circumstances change, we may develop conflicting priorities or other conflicts of interest with the significant stockholder with regard to the contract, or the significant stockholder may exert or attempt to exert a significant degree of influence over our management and affairs. The significant stockholder might exert or attempt to exert this influence in its capacity as a significant stockholder or, if the significant stockholder has a representative on our board of directors, through that board member.

For example, we have entered into the Contatore Elettronico project with an affiliate of Enel. Enel currently owns 3.0 million shares of our common stock, representing approximately 7.4% of our outstanding common stock. Enel also has the right to nominate a member of our board of directors as long as Enel owns at least 2.0 million shares of our common stock. As a consequence of the expiration of his mandate as Enel's Chief Executive Officer, Mr. Francesco Tatò resigned as a board member in all of Enel's subsidiaries and affiliates, including Echelon. Mr. Tatò served on our board of directors as a representative of Enel from September 2000 until September 2002. Enel has reserved its right to nominate a new member of our board of directors, who must be approved by us, to fill the vacancy created by the resignation of Enel's former board representative to our board of directors. During the term of service of Enel's former board representative from September 2000 to September 2002, Enel's representative on our board abstained from resolutions on any matter relating to Enel. A member of our board of directors who is also an officer of or is otherwise affiliated with Enel may decline to take action in a manner that might be favorable to us but adverse to Enel. Conflicts that could arise might concern the Contatore Elettronico project with Enel and other matters where Enel's interest may not always coincide with our interests or the interests of our other stockholders. Any of those conflicts could affect our ability to complete the Contatore Elettronico project on a timely basis, could increase our expenses or reduce our profits in connection with the project, could affect our ability to obtain approval for or complete other projects or plans that are in conflict with Enel's goals, and could otherwise significantly and adversely affect our financial condition and results of operations.

Natural disasters or power outages could disrupt our business.

We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. Many of our operations are subject to these risks, particularly our operations located in California. We have already experienced temporary power losses in our California facilities due to power shortages that have disrupted our operations, and we may in the future experience additional power losses that could disrupt our operations. While the impact to our business and operating results has not been material, it is possible that power losses will adversely affect our business in the future, or that the cost of acquiring sufficient power to run our business will increase significantly. Similarly, a natural disaster or other unanticipated problem could also adversely affect our business by, among other things, harming our primary data center or other internal operations, limiting our ability to communicate with our customers, and limiting our ability to sell our products.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosures. The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments to hedge these exposures.

Interest Rate Sensitivity. We maintain a short-term investment portfolio consisting mainly of fixed income securities with a weighted average maturity of less than one year. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10 percent from levels at December 31, 2003, the fair value of the portfolio would decline by an immaterial amount, due primarily to the fact that current interest rates are at historically low levels. We currently intend to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates. If necessary, we may sell short-term investments prior to maturity to meet the liquidity needs of the company.

Foreign Currency Exchange Risk. We have international subsidiaries and operations and are, therefore, subject to foreign currency rate exposure. To date, our exposure to exchange rate volatility has not been significant. Due to our modest exposure to foreign currency fluctuations, if foreign exchange rates were to fluctuate by 10% from rates at December 31, 2003, our financial position and results of operations would not be materially affected. However, it is possible that there would be a material impact in the future.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item are set forth in Item 6 and at the pages indicated in Item 15(a).

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Limitations on the Effectiveness of Controls

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, does not believe it is possible for our disclosure controls and procedures, or our internal controls over financial reporting, to prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation

The CEO/CFO evaluation of our disclosure controls and procedures and our internal controls over financial reporting included a review of the controls' objectives and design, the controls' implementation by Echelon, and the effect of the controls on the information generated for use in this Annual Report. In the course of the controls evaluation, we sought to identify data errors, controls problems, or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation will be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Our internal controls over financial reporting have been evaluated and will continue to be evaluated on a quarterly basis by our management and our internal audit personnel. In addition, consistent with our past practices, our internal controls over financial reporting are evaluated by personnel in our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures and our internal controls over financial reporting and to make modifications as necessary. Our intent in this regard is that the disclosure controls and procedures and the internal controls over financial reporting will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

Among other matters, we sought in our evaluation to determine whether (i) there were any "significant deficiencies" or "material weaknesses" in the company's internal controls over financial reporting, (ii) the company had identified any acts of fraud involving personnel who have a significant role in the company's internal controls over financial reporting or (iii) whether there has been any change in our internal controls over financial reporting that occurred during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. This information was important both for the controls evaluation generally and because the Section 302 Certifications of the CEO and CFO require that the CEO and CFO disclose certain information to our Board's Audit Committee and to our independent accountants and to report on related matters in this section of the Annual Report.

Our review of our internal controls over financial reporting was made within the context of the relevant professional auditing standards defining "internal controls over financial reporting," "reportable conditions," and "material weaknesses." As part of our evaluation of internal controls over financial reporting, we also address other, less significant control matters that we or our auditors identify, and we determine what revision or improvement to make, if any, in accordance with our on-going procedures.

Conclusions Regarding Disclosure Controls and Procedures

Our CEO and our CFO, after evaluating our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, or the Exchange Act, Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing of this Annual Report on Form 10-K, have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Conclusions Regarding Internal Controls Over Financial Reporting

Subsequent to the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We refer you to the information regarding Directors appearing under the caption "Election of Directors" and "Other Information—Compliance with Section 16 (a) Beneficial Ownership Reporting Compliance" in our proxy statement to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2003, which information is incorporated herein by reference; and to the information under the heading "Executive Officers of the Registrant" in Part I hereof.

Item 11. EXECUTIVE COMPENSATION

We refer you to the information under the caption "Executive Compensation" in our proxy statement to be filed with the Securities Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2003, which we incorporate herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We refer you to the information appearing under the caption "Share Ownership by Principal Stockholders and Management" in our proxy statement to be filed with the Securities Exchange Commission within 120 days after the end of the our fiscal year ended December 31, 2003, which we incorporate herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We refer you to the information appearing under the caption "Other Information—Certain Transactions" in our proxy statement to be filed with the Securities Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2003, which we incorporate herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We refer you to the information appearing under the caption "Audit and Related Fees" in our proxy statement to be filed with the Securities Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2003, which we incorporate herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Form:

1. Financial Statements

2. Financial Statement Schedule

All other schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits

Item 601 of Regulation S-K requires the following exhibits listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

Exhibit No.	Description of Document
3.2*	Amended and Restated Certificate of Incorporation of Registrant.
3.3	Amended and Restated Bylaws of Registrant.
4.1*	Form of Registrant's Common Stock Certificate.
4.2*	Second Amended and Restated Modification Agreement dated May 15, 1997.
10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2*†	1997 Stock Plan and forms of related agreements.
10.3*†	1988 Stock Option Plan and forms of related agreements.
10.4*	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).
10.5*	Form of International Distributor Agreement.
10.6*	Form of OEM License Agreement.
10.7*	Form of Software License Agreement.
10.8*	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.
10.9*†	1998 Director Option Plan.
21.1*	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
24.1	Power of Attorney (see signature page).
31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed.

† Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

(b) Reports on Form 8-K

We filed the following reports on Form 8-K during the quarter ended December 31, 2003:

1. On October 15, 2003, we filed a current report on Form 8-K dated October 14, 2003, under Item 7 (Financial Statements, Pro Forma Financial Information and Exhibits) and Item 9 (Regulation FD Disclosure), to reference and furnish as an exhibit a press release dated October 14, 2003, announcing our results of operations for the quarter ended September 30, 2003.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Echelon Corporation:

We have audited the accompanying consolidated balance sheets of Echelon Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows for each of the years then ended. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The consolidated financial statements and financial statement schedule of Echelon Corporation and subsidiaries as of December 31, 2001 and for the year then ended as listed in Item 15(a) were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, before the revision described in Note 4 to the financial statements, in their report dated January 15, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Echelon Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed above, the 2001 consolidated financial statements of Echelon Corporation and subsidiaries as listed in Item 15(a) were audited by other auditors who have ceased operations. As described in note 4, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in note 4 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of Echelon Corporation and subsidiaries other than with respect to such disclosures, and accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ KPMG LLP

Mountain View, California
January 20, 2004

ECHELON CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 18,667	$ 34,941
Short-term investments	126,256	99,548
Accounts receivable, net of allowances of $1,374 in 2003 and $1,390 in 2002	20,110	22,930
Inventories	5,906	7,991
Other current assets	2,519	3,217
Total current assets	173,458	168,627
Property and Equipment:		
Computer and other equipment	16,137	13,716
Furniture and fixtures	2,688	2,604
Leasehold improvements	16,498	12,669
	35,323	28,989
Less: Accumulated depreciation and amortization	(16,225)	(12,312)
Net property and equipment	19,098	16,677
Goodwill	8,163	7,758
Restricted investments	10,867	10,526
Other long-term assets	2,542	3,904
	$214,128	$207,492
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,922	$ 5,993
Accrued liabilities	4,793	3,773
Deferred revenues	998	2,541
Total current liabilities	12,713	12,307
Long-Term Liabilities:		
Deferred rent, net of current portion	491	167
Total long-term liabilities	491	167
Commitments and Contingencies (Note 5)		
Stockholders' Equity:		
Convertible preferred stock, $0.01 par value:		
Authorized — 5,000,000 shares; none outstanding		
Common stock, $0.01 par value:		
Authorized — 100,000,000 shares		
Outstanding — 40,409,956 shares in 2003 and 39,725,550 shares in 2002	407	400
Additional paid-in capital	272,323	268,883
Treasury stock	(3,191)	(3,191)
Accumulated other comprehensive income	1,007	445
Accumulated deficit	(69,622)	(71,519)
Total stockholders' equity	200,924	195,018
	$214,128	$207,492

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the Year Ended December 31,		
	2003	2002	2001
Revenues:			
Product	$117,153	$121,454	$74,777
Service	1,000	1,380	1,812
Total revenues	118,153	122,834	76,589
Cost of Revenues:			
Cost of product	49,407	57,059	34,842
Cost of service	2,650	2,880	2,347
Total cost of revenues	52,057	59,939	37,189
Gross profit	66,096	62,895	39,400
Operating Expenses:			
Product development	35,113	21,456	17,028
Sales and marketing	18,597	17,291	15,787
General and administrative	12,108	9,711	6,942
Total operating expenses	65,818	48,458	39,757
Income/(loss) from operations	278	14,437	(357)
Interest and other income, net	2,219	3,777	6,655
Income before provision for income taxes	2,497	18,214	6,298
Provision for Income Taxes	600	1,457	252
Net income	$ 1,897	$ 16,757	$ 6,046
Income per share:			
Basic	$ 0.05	$ 0.42	$ 0.16
Diluted	$ 0.05	$ 0.41	$ 0.15
Shares used in per share calculation:			
Basic	40,070	39,468	38,443
Diluted	40,792	40,726	41,141

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income/ (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
Balance at December 31, 2000	38,050	$380	—	—	$263,248	$(215)	$ (330)	$(94,322)	$168,761
Exercise of stock options and warrants, net of repurchases	968	10	—	—	2,539	—	—	—	2,549
Repurchase of stock	—	—	(265)	$(3,191)	—	—	—	—	(3,191)
Amortization of deferred compensation	—	—	—	—	—	184	—	—	184
Foreign currency translation adjustment	—	—	—	—	—	—	(327)	—	(327)
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	—	695	—	695
Net income	—	—	—	—	—	—	—	6,046	6,046
Balance at December 31, 2001	39,018	390	(265)	(3,191)	265,787	(31)	38	(88,276)	174,717
Exercise of stock options and warrants, net of repurchases	973	10	—	—	3,096	—	—	—	3,106
Amortization of deferred compensation	—	—	—	—	—	31	—	—	31
Foreign currency translation adjustment	—	—	—	—	—	—	584	—	584
Unrealized holding loss on available-for-sale securities	—	—	—	—	—	—	(177)	—	(177)
Net income	—	—	—	—	—	—	—	16,757	16,757
Balance at December 31, 2002	39,991	400	(265)	(3,191)	268,883	—	445	(71,519)	195,018
Exercise of stock options and warrants, net of repurchases	684	7	—	—	3,440	—	—	—	3,447
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	959	—	959
Unrealized holding loss on available-for-sale securities	—	—	—	—	—	—	(397)	—	(397)
Net income	—	—	—	—	—	—	—	1,897	1,897
Balance at December 31, 2003	40,675	$407	(265)	$(3,191)	$272,323	$ —	$1,007	$(69,622)	$200,924

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Year Ended December 31,		
	2003	2002	2001
Net income	$1,897	$16,757	$6,046
Other comprehensive income/(loss), net of tax:			
Foreign currency translation adjustment	959	584	(327)
Unrealized holding gain/(loss) on available-for-sale securities, net of tax	(397)	(177)	695
Comprehensive income	$2,459	$17,164	$6,414

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2003	2002	2001
Cash Flows from Operating Activities:			
Net income	$ 1,897	$ 16,757	$ 6,046
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	5,644	4,062	2,322
In-process research and development	9,808	400	—
Provision for doubtful accounts	10	55	210
Deferred compensation expense	—	31	184
Loss on disposal of fixed assets	8	7	74
Change in operating assets and liabilities:			
Accounts receivable	2,810	6,161	(19,775)
Inventories	2,085	2,325	(4,571)
Other current assets	698	8,354	(6,353)
Accounts payable	929	(2,183)	3,209
Accrued liabilities	1,020	1,194	820
Deferred revenues	(1,543)	1,445	(51)
Deferred rent	324	120	44
Net cash provided by (used in) operating activities	23,690	38,728	(17,841)
Cash Flows from Investing Activities:			
Purchase of available-for-sale short-term investments	(173,374)	(86,647)	(79,454)
Proceeds from sales and maturities of available-for-sale short-term investments	146,269	75,342	24,857
Purchase of assets of Metering Technology Corporation	(11,000)	—	—
Purchase of BeAtHome.com, Inc.	—	(5,811)	—
Purchase of restricted investments	(341)	(10,526)	—
Changes in other long-term assets	576	358	(5,769)
Capital expenditures	(6,500)	(3,425)	(15,256)
Net cash used in investing activities	(44,370)	(30,709)	(75,622)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options and warrants	3,447	3,106	2,549
Repurchase of common stock	—	—	(3,191)
Net cash provided by (used in) financing activities	3,447	3,106	(642)
Effect of Exchange Rates on Cash	959	584	(327)
Net Increase (Decrease) in Cash and Cash Equivalents	(16,274)	11,709	(94,432)
Cash and Cash Equivalents:			
Beginning of year	34,941	23,232	117,664
End of year	$ 18,667	$ 34,941	$ 23,232
Supplemental Disclosures of Cash Flow Information:			
Cash paid for income taxes	$ 625	$ 304	$ 130

See accompanying notes to the consolidated financial statements.

December 31, 2003, 2002, and 2001

1. Organization of the Company:

Echelon Corporation (the "Company") was incorporated in California in February 1988 and was later reincorporated in Delaware in January 1989. The Company develops, markets and supports a wide range of hardware and software products and services that enable OEMs and systems integrators to design and implement open, interoperable, distributed control networks. The Company's products are based on LonWorks networking technology, an open standard for interoperable networked control developed by the Company. In a LonWorks control network, intelligent control devices, called nodes, communicate using the Company's LonWorks protocol. The Company sells its products and services around the world to the building, industrial, transportation, utility/home and other automation markets.

The Company is subject to certain risks and challenges including, among others: reliance on significant customers; fluctuation in operating results; dependence on key manufacturers and suppliers; competition; undetermined market acceptance of its products and interoperability in general; dependence on OEMs and distribution channels; dependence on key personnel; new products and rapid technological change; changes in the markets in which it operates; infringement of intellectual property rights of others; risks of product defects or misuse; history of losses; volatility of stock price; voluntary standards; lengthy sales cycle; limited protection of intellectual property rights; regulatory actions; international operations and currency fluctuations; control by existing stockholders; conflicts of interest with significant stockholders; and susceptibility to power outages.

2. Summary of Significant Accounting Policies and Practices:

Principles of Consolidation

The Company's consolidated financial statements reflect operations of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform with the fiscal year 2003 presentation.

Revenue Recognition

The Company's revenues are derived from the sale and license of its products and to a lesser extent, from fees associated with training, technical support, and custom software design services offered to its customers. Product revenues consist of revenues from hardware sales and software licensing arrangements. Revenues from software licensing arrangements accounted for approximately 4.6% of total revenues in 2003, 3.3% of total revenues in 2002, and 6.6% of total revenues in 2001. Service revenues consist of product support (including software post-contract support services), training, and custom software development services.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collectibility is probable and there are no post-delivery obligations. For hardware sales, including sales to distributors and third party manufacturers, these criteria are generally met at the time of shipment to the customer. For software licenses, these criteria are generally met upon shipment to the final end-user. Service revenue is recognized as the training services are performed, or ratably over the term of the support period. In the case of custom software development services, revenue is recognized when the customer accepts the software.

In accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," revenue earned on software arrangements involving multiple elements is allocated to each element based upon the relative fair values of the elements. The Company uses the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date. In these instances, the amount of revenue deferred at the time of sale is based on vendor specific objective evidence ("VSOE") of the fair value for each undelivered element. If VSOE of fair value does not exist for each undelivered element, all revenue attributable to the multi-element arrangement is deferred until sufficient VSOE of fair value exists for each undelivered element or all elements have been delivered.

The Company currently sells a limited number of products that are considered multiple element arrangements under SOP 97-2. Revenue for the software license element is recognized at the time of delivery of the application product to the end-user. The only undelivered element at the time of sale consists of post-contract customer support ("PCS"). The VSOE for this PCS is based on prices paid by the Company's customers for stand-alone purchases of these PCS packages. Revenue for the PCS element is deferred and recognized ratably over the PCS service period. The costs of providing these PCS services are expensed when incurred.

The Company typically sells its products and services to customers with net 30 day payment terms. In certain instances, payment terms may extend to as much as net 90 days. For a customer whose credit worthiness does not meet the Company's minimum criteria, the Company may require partial or full payment prior to shipment. Alternatively, customers may be required to provide the Company with an irrevocable letter of credit prior to shipment. Customer payments for products delivered or services performed are generally not tied to milestones.

With the exception of sales to EBV, the Company's sole distributor of its LonWorks Infrastructure products in Europe, the Company's customers are not entitled to return products for a refund. In general, during the manufacturing process, our products are tested to ensure they will perform to stated specifications. If we are unable to perform such a test, we defer revenue on those products when shipped until such time as the customer "accepts" the products or the period for acceptance testing has elapsed. In the case of customer software development, revenues are deferred until the acceptance criteria, as defined in the agreement, have been met. Revenues generated from these types of arrangements have been immaterial to date. For all other transactions, the Company's standard acceptance terms allow customers to inspect products when received. If, through an incoming inspection test, the customer determines the products do not meet stated design specifications, the Company permits the customer to return the product for repair or replacement under the Company's standard warranty provisions.

Under the terms of the Company's distributor agreement with EBV, EBV is entitled to return certain products deemed to be excess inventory by EBV. These return rights are generally limited to 5% of the products purchased during the prior six months. At such time as EBV submits a request to return product, they are required to submit an order for new product of equal or greater value. The agreement also provides for price protection. In the event the Company lowers its prices for products sold to EBV, EBV is entitled to recover, in the form of a sales credit, the net price reduction based on its on hand inventory of the price affected products. Sales credits issued for price protection purposes have been immaterial to date.

The Company also offers EBV, and certain other of its distributors, rebates and other sales incentives. During 2003, these rebates ranged from 1% to 5% of the value of products purchased. Other sales incentives are generally limited to one-time awards for design-in wins secured by the distributor. Qualification for these rebates and design-in awards are based upon certain objectives and criteria established by the Company. The Company accounts for the rights of return, price protection, rebates, and other sales incentives offered to its distributors in accordance with SFAS 48 and EITF 01-09.

In June 2000, the Company entered into a Research and Development and Technological Cooperation Agreement (the "R&D Agreement") with Enel Distribuzione S.p.A., a subsidiary of Enel S.p.A. ("Enel"), an Italian utility company. Under this agreement, the Company and Enel agreed to cooperate in the development of Enel's meter management system, known as the "Contatore Elettronico," which, among other things, will replace existing stand-alone electricity meters with networked electricity meters throughout Enel's service territory in Italy. The R&D Agreement has a term of five years, but can be cancelled by either party for a material breach by the other party that remains uncured for a period of 30 days.

The Contatore Elettronico project includes solid-state electricity meters designed by a third party and Enel. The Company has entered into supply agreements with various third party contract manufacturers ("meter manufacturers") who manufacture the meters for Enel under contracts awarded by Enel through a public tender process. The meter manufacturers combine components purchased from the Company with other components to complete the manufacture of the meters for sale to Enel. The Company recognizes revenue associated with meter manufacturer component sales when the product is shipped to the meter manufacturer. The Company's supply obligations for each meter manufacturer expire in June 2005, or at such earlier time as the Company completes the delivery of components to that meter manufacturer for use under the meter manufacturer's existing contract with Enel.

The payment terms under the Company's supply agreements vary by meter manufacturer. The terms range from open account basis with net thirty-day payment terms to sixty days with supporting letters of credit. The meter manufacturers place orders for components based on their then current production schedules. The meter manufacturers are under no obligation to purchase components from the Company, and each meter manufacturer could discontinue placing orders with the Company for future purchases at any time.

The Company also sells a finished product, called a "concentrator product," directly to Enel. Enel's need for concentrator products depends on the successful manufacture of electricity meters by the meter manufacturers. The Company sells concentrator products to Enel under a "Letter of Order," an Italian business equivalent of a purchase order. The Company recognizes revenue for concentrator product sales when the products are shipped to Enel.

To date, there have been three Letters of Order for concentrator products. The term of these Letters of Order is based on the projected delivery of products noted in each Letter of Order. Deliveries have been completed for the first and second Letters of Order. Deliveries under the third Letter of Order are continuing and may continue through April 2005, although they can be cancelled by Enel at any time with six months advance notice. Reasons for cancellation would include cancellation of the Contatore Elettronico project or the failure of the concentrator product to perform as required in the Contatore Elettronico project. Under the third Letter of Order, Enel also has certain rights to reschedule shipments. In general, such rights require six months advance notice. The Letters of Order for the concentrator product have had various payment terms that generally equate to net ninety days.

Enel and another subsidiary of Enel's parent are developing Enel's data center software, which manages the deployed equipment in the Contatore Elettronico project. The Company is not responsible for this data center software. Additionally, Enel is the system integrator for the Contatore Elettronico project. Accordingly, the Company is not responsible for the integration or software management maintenance issues associated with the data center software.

For costs incurred under the R&D Agreement, there is no cost sharing arrangement among Enel, its contract manufacturers, and the Company. Each party is responsible for its own costs. Accordingly, the Company expenses R&D costs related to the Enel program as they are incurred.

Cash and Cash Equivalents

The Company considers bank deposits, money market investments and all debt and equity securities with an original maturity of three months or less to be cash and cash equivalents.

Short-Term Investments

The Company classifies its investments in marketable debt securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Securities classified as available-for-sale are reported at fair market value with the related unrealized holding gains and losses, net of tax, being included in accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity.

As of December 31, 2003 and 2002, the Company's available-for-sale securities had original contractual maturities of between three to twenty-four months, and from three to twenty-three months, respectively. As of

December 31, 2003 and 2002, the average remaining term to maturity for the Company's available-for-sale securities was seven and six months, respectively. The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for those instruments. The amortized cost basis, aggregate fair value and gross unrealized holding gains and losses for the Company's available-for-sale short-term investments, by major security type, were as follows (in thousands):

	December 31,					
	2003			2002		
	Amortized Cost	Aggregate Fair Value	Unrealized Holding Gains	Amortized Cost	Aggregate Fair Value	Unrealized Holding Gains
U.S. corporate securities:						
Commercial paper	$ 4,976	$ 4,977	$ 1	$12,218	$12,223	$ 5
Corporate notes and bonds	42,016	42,091	75	52,569	52,902	333
	46,992	47,068	76	64,787	65,125	338
U.S. government securities	79,132	79,188	56	34,230	34,423	193
Total investments in debt securities	$126,124	$126,256	$132	$99,017	$99,548	$531

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. When required, provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories consist of the following (in thousands):

	December 31,	
	2003	2002
Purchased materials	$1,680	$1,432
Work-in-process	8	19
Finished goods	4,218	6,540
	$5,906	$7,991

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of two to five years for computer and other equipment and furniture and fixtures. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the improvements using the straight-line method.

Impairment of Long-Lived Assets Including Goodwill and Other Intangible Assets

The Company reviews property, plant, and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the asset's carrying value to the future undiscounted cash flows the asset is expected to generate. If property, plant, and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. For the three years ended December 31, 2003, the Company has made no material adjustments to its long-lived assets.

In July 2001, the FASB issued SFAS No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets.* The Company adopted SFAS 142 on January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or whenever events or changes in circumstances indicate that they may be impaired. Prior to the year ended December 31, 2002, goodwill was amortized using the straight-line method over its estimated useful life.

SFAS 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 4 years.

Restricted Investments

Restricted investments consist of money market funds. These investments are carried at fair value and are collateral for a $10.0 million line of credit issued to the Company by its primary bank. As of December 31, 2003, the Company's primary bank has issued, against the line of credit, two standby letters of credit totaling $8.0 million as security for real estate lease commitments discussed in Note 5. As of December 31, 2003, no amounts had been drawn against the line of credit or the letters of credit.

Because the Company's agreement with the lender prevents the Company from withdrawing these invested funds, they are considered restricted. The line of credit is maintained primarily for the purpose of providing standby letters of credit for specified obligations under the Company's headquarter facility lease agreements. The restricted investments are classified as long-term as the Company intends to maintain the bank line of credit for which they are collateral for greater than one year.

Software Development Costs

The Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which the Company has defined as completion of a working model. For the years ended December 31, 2003, 2002 and 2001, costs that were eligible for capitalization were insignificant and, thus, the Company has charged all software development costs to product development expense in the accompanying consolidated statements of operations.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2003	2002
Accrued payroll and related costs	$2,663	$1,929
Accrued marketing costs	392	481
Other accrued liabilities	1,738	1,363
	$4,793	$3,773

Foreign Currency Translation

The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are included in accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity. Currently, the Company does not employ a foreign currency hedge program utilizing foreign currency exchange contracts as the foreign currency transactions and risks to date have not been significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these investments to financial institutions evaluated as highly creditworthy. With the exception of amounts owed the Company on sales made to Enel and its contract manufacturers, concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and geographies. With respect to these trade receivables, the Company performs ongoing credit evaluations of its customers' financial condition. Additionally, the Company establishes an allowance for doubtful accounts and sales return allowances based upon factors surrounding the credit risk of specific customers, historical trends and other available information. As of December 31, 2003 and 2002, about 71.2% and 76.8% of the total accounts receivable balance, respectively, were due from Enel and its contract manufacturers. As of December 31, 2003 and 2002, about 5.5% and 7.2% of the total accounts receivable balance, respectively, were due from EBV, the Company's sole distributor of products in Europe.

Computation of Basic and Diluted Net Income Per Share and Pro Forma Basic Net Loss Per Share

Basic net income per share is calculated by dividing net income by the weighted average shares of common stock outstanding during the period. Diluted net income per share is calculated by adjusting the weighted average number of outstanding shares assuming conversion of all potentially dilutive stock options and warrants under the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended December 31, 2003, 2002 and 2001 (in thousands, except per share amounts):

	Year ended December 31,		
	2003	2002	2001
Net income (Numerator):			
Net income, basic & diluted	$ 1,897	$16,757	$ 6,046
Shares (Denominator):			
Weighted average common shares outstanding	40,070	39,482	38,500
Weighted average common shares outstanding subject to repurchase	—	(14)	(57)
Shares used in basic computation	40,070	39,468	38,443
Weighted average common shares outstanding subject to repurchase	—	14	57
Common shares issuable upon exercise of stock options (treasury stock method)	722	1,245	2,398
Common shares issuable upon exercise of warrants (treasury stock method)	—	—	250
Average unamortized deferred compensation	—	(1)	(7)
Shares used in diluted computation	40,792	40,726	41,141
Net income per share:			
Basic	$ 0.05	$ 0.42	$ 0.16
Diluted	$ 0.05	$ 0.41	$ 0.15

For the years ended December 31, 2003, December 31, 2002, and December 31, 2001, 6,204,994, 4,533,479, and 2,097,422 stock options, respectively, were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Employee Compensation Plans

The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock issued to Employees*, and related Interpretations. With the exception of deferred compensation expense attributable to options granted during 1998, no stock-based employee compensation cost is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31,		
	2003	2002	2001
Net income as reported	$ 1,897	$ 16,757	$ 6,046
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	31	184
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(22,315)	(32,822)	(29,819)
Pro forma net loss	($ 20,418)	($ 16,034)	($ 23,589)
Basic earnings/(loss) per share:			
As reported	$ 0.05	$ 0.42	$ 0.16
Pro forma	(0.51)	(0.41)	(0.61)
Diluted earnings/(loss) per share:			
As reported	0.05	0.41	0.15
Pro forma	(0.51)	(0.41)	(0.61)

The weighted-average grant date fair value of options granted during 2003, 2002, and 2001 was $8.92, $12.91, and $13.16, respectively. Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2003	2002	2001
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.6%	4.2%	4.5%
Expected volatility	100.9%	118.0%	129.0%
Expected life (in years)	4.2	4.4	4.4

Because the Company expects to grant additional stock options in the future, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.

Comprehensive Income

Comprehensive income for the Company consists of net income plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FIN 45 on January 1, 2003. The adoption did not have a material impact on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, or SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.* SFAS 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to follow the prescribed format and provide the additional disclosures required by SFAS 148 in its annual financial statements for the year ending December 31, 2002 and must also provide the disclosures in its quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ending March 31, 2003. The adoption of SFAS 148 did not have an effect on the Company's financial position or results of operations as the Company did not adopt the fair value method of accounting for stock-based employee compensation. The Company has included additional disclosures in accordance with SFAS 148 earlier in this Note.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), or FIN 46R, *Consolidation of Variable Interest Entities,* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities, or VIEs, created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interests of the VIE. The Company does not expect the adoption of FIN 46R to have a material impact on its financial position, results of operations, or cash flows.

In January 2003, the EITF published EITF No. 00-21, or EITF 00-21, *Revenue Arrangements with Multiple Deliverables,* which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, in August 2003, the EITF reached consensus on EITF Issue No. 03-5, or EITF 03-5, *Applicability of AICPA Statement of Position 97-2, "Software Revenue Recognition," to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software.* EITF 03-5 provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2, and accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF 00-21 or SOP 97-2. The application of EITF 00-21 and EITF 03-5 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS No. 149, or SFAS 149, *Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.* SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's financial position or results of operations as it does not currently hold any derivative instruments or engage in hedging activities.

In May 2003, the FASB issued SFAS No. 150, or SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for interim periods beginning after June 15, 2003. As the Company has no instruments which management believes are subject to SFAS 150, the adoption of SFAS 150 did not have a material effect on the Company's financial position, results of operations, or cash flows.

On December 17, 2003, the Staff of the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 104, or SAB 104, *Revenue Recognition*, which supersedes SAB 101, *Revenue Recognition in Financial Statements*. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. Additionally, SAB 104 rescinds the SEC's related *Revenue Recognition in Financial Statements Frequently Asked Questions and Answers*, which was issued with SAB 101 and was codified in SEC Topic 13, *Revenue Recognition*. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not have a material effect on the Company's financial position, results of operations, or cash flows.

3. Acquisitions:

On April 11, 2003, the Company acquired certain assets from privately held Metering Technology Corporation ("MTC") of Scotts Valley, California for a total purchase price of $11.0 million paid in cash. The assets acquired do not constitute a business as defined in SFAS No. 141, *Business Combinations*. As such, no goodwill has been recorded in conjunction with this transaction.

The Company allocated the purchase price based upon the fair value of the assets acquired. The excess of the purchase price over the fair value of the assets acquired has been allocated to the identified intangible assets in accordance with the requirements of SFAS No. 141 and SFAS No. 142, *Goodwill and Other Intangible Assets*. The following is a final allocation of the purchase price (in thousands):

Property and equipment	$ 235
Intangible assets and IPR&D	10,765
Total assets acquired	$11,000

Of the acquired intangible assets of approximately $10.8 million, $9.8 million has been assigned to in process research and development, or IPR&D, and was charged to product development expenses on the date the assets were acquired. The remaining $957,000 has been assigned to purchased technology and is being amortized over its estimated useful life of 1 year. For the twelve months ended December 31, 2003, amortization expense related to this purchased technology was approximately $718,000, which was recorded in product development expenses.

On January 31, 2002, the Company completed the acquisition of all of the outstanding capital stock of BeAtHome.com, Inc. ("BeAtHome®"), a Fargo, North Dakota based developer of remote management system hardware and software. The results of BeAtHome's operations, as well as a one-time charge of $400,000 related IPR&D, have been included in the consolidated condensed financial statements since that date. As a result of the acquisition, the Company is integrating certain components of BeAtHome's technology into its current and future product offerings, such as its Networked Energy Solutions offering and the Panoramix platform. The Company believes these enhancements will allow customers to more easily aggregate and process information from remote LonWorks networks, thereby increasing overall network management capabilities. In exchange for all of the outstanding capital stock of BeAtHome, the Company paid approximately $5.9 million, comprised of cash payments totaling approximately $2.0 million to BeAtHome's shareholders, the forgiveness of approximately $3.5 million in operating loans made to BeAtHome, and approximately $371,000 of third party expenses.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Current assets	$ 129
Property and equipment	373
Other long-term assets	8
Intangible assets	600
Goodwill	5,744
Total assets acquired	$6,854
Current liabilities	961
Total liabilities assumed	$ 961
Net assets acquired	$5,893

Of the $600,000 of acquired intangible assets, $400,000 was assigned to IPR&D and was charged to product development expenses upon the completion of the acquisition. The remaining $200,000 was assigned to purchased technology with a useful life of two years. For the twelve months ended December 31, 2003, amortization expense related to this purchased technology was approximately $100,000.

4. Goodwill and Intangible Assets:

The Company adopted SFAS 142 on January 1, 2002. As a result, the Company ceased amortizing approximately $2.1 million of goodwill, which had a net unamortized balance of $1.7 million as of December 31, 2001. During 2001, the Company recorded amortization expenses totaling approximately $320,000 against this balance. In lieu of amortization, SFAS 142 now requires that the Company perform an initial impairment review of its goodwill in 2002 and at least an annual impairment review thereafter. In accordance with these impairment review requirements, the Company completed a transitional impairment test in 2002, and an annual impairment review during the quarter ended March 31, 2003, and determined that there was no impairment. However, if as a result of impairment reviews that are performed from time to time in the future, it is determined that there has been an impairment of the goodwill or other intangible assets, the Company would be required to take an impairment charge.

The following table provides a reconciliation of reported net income to adjusted net income for the year ended December 31, 2001 had SFAS 142 been effective January 1, 2001 (in thousands, except per share amounts):

	Year Ended December 31, 2001		
	Amount	Basic EPS	Diluted EPS
Reported net income	$6,046	$0.16	$0.15
Add back amortization expense (net of tax):			
Goodwill and workforce in place	320	0.01	0.01
Adjusted net income	$6,366	$0.17	$0.16

The changes in the carrying amount of goodwill, net for the years ended December 31, 2002 and 2003 are as follows (in thousands):

	Amount
Balance as of December 31, 2001	$1,637
Reclass of workforce in place	74
Unrealized foreign currency translation gain	303
Goodwill resulting from BeAtHome acquisition	5,744
Balance as of December 31, 2002	7,758
Unrealized foreign currency translation gain	405
Balance as of December 31, 2003	$8,163

As of December 31, 2003, the Company's intangible assets subject to amortization consisted of purchased technology with a net carrying value of approximately $620,000. For the years ending December 31, 2003, 2002 and 2001, amortization of these intangible assets was $1.1 million, $344,000, and $213,000, respectively. Estimated future amortization expense related to these intangible assets is $583,000 in 2004, and $35,000 in 2005. These future amortization estimates are subject to fluctuations resulting from exchange rate differences between the United States dollar and the European Euro.

5. Commitments and Contingencies:

The Company leases its facilities under operating leases that expire on various dates through 2013. In December 1999, the Company entered into a lease agreement with a real estate developer for its new corporate headquarters in San Jose, California. This agreement requires minimum rental payments for ten years totaling approximately $20.6 million and also required that the Company provide a $3.0 million security deposit. The Company satisfied the security deposit requirement by causing to have issued a standby letter of credit ("LOC") in July 2000. The LOC is subject to annual renewals and is currently secured by a line of credit at the bank that issued the LOC.

In October 2000, the Company entered into another lease agreement with the same real estate developer for an additional building at the new headquarter site. Construction on the second building was completed in May 2003, at which time monthly rental payments commenced. This second lease agreement also requires minimum rental payments for ten years totaling approximately $23.4 million. In addition, this second lease agreement also required a security deposit of $5.0 million. The Company satisfied this security deposit requirement by causing to have issued another LOC in October 2001. This LOC is also subject to annual renewals and is currently secured by a line of credit at the bank that issued it.

As of December 31, 2003, future minimum lease payments under all operating leases were as follows (in thousands):

2004	$ 4,409
2005	4,441
2006	4,398
2007	4,443
2008	4,503
Thereafter	16,812
Total	$39,006

Rent expense was approximately $4.9 million, $3.1 million, and $2.3 million for 2003, 2002, and 2001, respectively. The lease agreements provide for escalating rent payments over the term of the lease. Rent expense under these agreements is recognized on a straight-line basis. As of December 31, 2003, and December 31, 2002, the Company has accrued approximately $499,000 and $167,000, respectively, of deferred rent related to these agreements. As of December 31, 2003, $8,000 of the $499,000 deferred rent balance is reflected in accrued liabilities while the remaining $491,000 is classified as a long-term liability in the accompanying consolidated balance sheets. For the year ended December 31, 2002, the entire $167,000 deferred rent balance was classified as a long-term liability.

6. Stockholders' Equity and Employee Stock Option Plans:

Preferred Stock

With the closing of the Company's initial public offering ("IPO") in July 1998, all of the outstanding preferred stock automatically converted into 7,887,381 shares of common stock. Upon conversion of the outstanding preferred stock to common stock, such preferred stock was retired. As of December 31, 2003, the Company was authorized to issue 5,000,000 shares of new $0.01 par value preferred stock, of which none was outstanding as of December 31, 2003.

Common Stock

As of December 31, 2003, the Company was authorized to issue 100,000,000 shares of $0.01 par value common stock.

In September 2001, the Company's Board of Directors approved a stock repurchase program, which authorizes the Company to repurchase up to 2.0 million shares of the Company's common stock. In September 2001, the

Company repurchased 265,000 shares under the program at a cost of $3.2 million. No shares were repurchased during 2002 and 2003. The program expired in September 2003.

In June 2000, the Company entered into a stock purchase agreement with Enel, which was completed on September 11, 2000. Under this agreement, Enel acquired 3,000,000 newly issued shares of the Company's common stock that generated net proceeds of $130.7 million.

Warrants

In connection with the issuance of Series E preferred stock in 1997, warrants to purchase an aggregate of 400,000 shares of common stock at a per share exercise price of $5.00 were issued. At the date of issuance, the fair market value of these warrants was deemed to be immaterial. These warrants were exercisable at any time prior to expiration, which was defined as the earlier of May 15, 2002 or upon a change in control. Each warrant contained a cashless conversion right. As of May 15, 2002, all of these warrants had been exercised and none remained outstanding.

Stock Option Program Description

The Company has two plans under which it grants options: the 1997 Stock Plan (the "1997 Plan") and the 1998 Director Option Plan (the "Director Option Plan"). A more detailed description of each plan can be found below.

Stock option grants are designed to reward employees, officers, and directors for their long-term contribution to the Company and provide incentives for them to remain with the Company. The number and frequency of stock option grants is based on competitive practices, operating results of the Company, and government regulations. Since the inception of the 1997 Plan, the Company has granted options to all of its employees.

1997 Stock Plan

During 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan") for employees, officers and directors. As of December 31, 2003, a total of 11,805,974 shares of Common Stock are reserved for issuance under the 1997 Plan. This plan includes annual increases on the first day of the Company's fiscal year (beginning in 2000) not to exceed the lesser of (i) 5,000,000 shares or (ii) 5% of the outstanding shares on such date. Incentive stock options to purchase shares of common stock may be granted at not less than 100% of the fair market value. Options granted prior to June 15, 2000 and after May 5, 2003, generally have a term of five years from the date of grant, not to exceed ten years. Options granted June 15, 2000 through May 5, 2003, generally have a term of ten years. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1997 Plan is determined by the Administrator, but will also be at least equal to 100% of the fair market value per share of common stock on the grant or issue date, except that up to 10% of the aggregate number of shares reserved for issuance under the 1997 Plan (including shares that have been issued or are issuable in connection with options exercised or granted under the 1997 Plan) may have exercise prices that are from 0% to 100% of the fair market value of the common stock on the date of grant. Options generally vest ratably over four years. Fair market value is determined with reference to the closing price of the common stock as reported on the Nasdaq National Market on the date immediately preceding grant date.

The 1997 Plan also allows for the issuance of options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased pursuant to a stock purchase agreement generally vest ratably over four years. In the event of termination of employment, the Company, at its discretion, may repurchase unvested shares at a price equal to the original issuance price.

1998 Directors Option Plan

Non-employee directors are entitled to participate in the 1998 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Board of Directors in May 1998 and became effective upon the closing of the stock offering in July 1998. The Director Plan has a term of ten years, unless terminated sooner by the Board. As of December 31, 2003, a total of 740,000 shares of Common Stock are reserved for issuance under the Director Plan. The plan provides for an increase each year equal to 100,000 shares or such lesser amount as the Board may determine. The plan also provides for the automatic grant of 25,000 shares of common stock (the "First Option") to each non-employee director on the date he or she first becomes a director. Each non-employee director is also automatically granted an option to purchase 10,000 shares (a "Subsequent Option") on the date of the Company's Annual Stockholder Meeting provided that he or she is re-elected to the Board or otherwise remains on the Board, if on such date he or she shall have served on the Board for at least the preceding six months. Each First Option and each Subsequent Option shall have a term of five years and the shares subject to the option shall vest as to 25% of the shares subject to option on each anniversary of the date of grant for options granted before May 11, 1999 and 100% on the date of grant for options granted on or after May 11, 1999. The exercise price of each First Option and Subsequent Option shall be 100% of the fair market value per share of the common stock, generally determined with reference to the closing price of the common stock as reported on the Nasdaq National Market on the date preceding grant date. During 2003 and 2002, options to purchase an aggregate of 70,000 and 95,000 shares, respectively, were granted under the Director Plan. The weighted average exercise prices for the option grants in 2003 and 2002, respectively, were $14.77 and $15.63.

In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, each option shall be assumed or an equivalent option may be substituted by the successor corporation. Following such assumption or substitution, if the optionee's status as a director of the successor corporation terminates other than upon a voluntary resignation by the optionee, the option shall become fully exercisable, including as to shares as to which it would not otherwise be exercisable. If the outstanding options are not assumed or substituted, the options shall become fully vested and exercisable. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's five year term; provided, however, that shares subject to an option granted to a director who has served as a director with the Company for at least five years shall become fully vested and exercisable for the remainder of the option's five year term upon such director's termination. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

Accounting for Stock-Based Employee Compensation Plans

The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock issued to Employees*, and related Interpretations. With the exception of deferred compensation expense attributable to options granted during 1998, no stock-based employee compensation cost is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. A detailed reconciliation of the effect on net income and earnings per share had the Company applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation can be found in Note No. 2, Summary of Significant Accounting Policies and Practices.

General Option Information

The following table summarizes option activity under all plans:

		Options Outstanding	
	Options Available for Grant	Number Outstanding	Weighted-Average Exercise Price Per Share
Balance at December 31, 2000	3,595,053	5,221,149	$14.31
Granted	(2,560,225)	2,560,225	15.89
Cancelled	244,314	(244,314)	20.54
Exercised	—	(971,107)	2.55
Additional shares reserved	2,002,484	—	—
Balance at December 31, 2001	3,281,626	6,565,953	$16.44
Granted	(2,282,750)	2,282,750	16.35
Cancelled	81,872	(81,872)	26.04
Exercised	—	(631,917)	1.99
Additional shares reserved	2,037,668	—	—

	Options Available for Grant	Options Outstanding: Number Outstanding	Options Outstanding: Weighted-Average Exercise Price Per Share
Balance at December 31, 2002	3,118,416	8,134,914	$17.44
Granted	(2,346,245)	2,346,245	12.68
Cancelled	743,344	(743,344)	25.83
Exercised	—	(793,633)	6.17
Additional shares reserved	2,086,277	—	—
Balance at December 31, 2003	3,601,792	8,944,182	$16.49

The following table summarizes the stock options outstanding as of December 31, 2003:

Options Outstanding				Options Exercisable	
Exercise Price Range	Number Outstanding at December 31, 2003	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable December 31, 2003	Weighted Average Exercise Price
$ 6.25 – $ 7.06	863,345	0.64	$ 7.05	863,345	$ 7.05
7.19 – 11.33	463,784	7.68	10.06	117,896	8.61
11.60 – 11.61	998,997	7.28	11.61	665,237	11.61
11.79 – 12.91	1,636,182	4.66	12.90	207,517	12.89
12.93 – 14.67	623,836	5.36	13.63	246,497	13.38
14.75 – 16.35	1,775,227	7.95	16.25	969,806	16.20
16.36 – 20.34	808,002	7.53	17.45	521,728	17.24
20.38 – 27.94	591,250	7.25	24.46	425,623	24.45
$30.25 – $90.50	1,183,559	1.69	32.21	1,105,317	32.16
	8,944,182	5.46	$16.49	5,122,966	$17.85

Certain options issued under the 1997 Plan may be exercised at any time prior to their expiration, even if those options have not yet vested. Shares issued upon exercise of unvested options are considered unvested shares. Once issued, the unvested shares continue vesting in accordance with original option's vesting schedule. If the option holder's employment or service with the Company terminates before the unvested shares become fully vested, the Company has the right, at its discretion, to repurchase from the option holder any unvested shares at the exercise price paid by the option holder. As of December 31, 2003, there were no shares subject to repurchase by the Company. Of the 5,122,966 options exercisable as of December 31, 2003, 4,807,128 were vested.

Shares Reserved

As of December 31, 2003, the Company had 12,545,974 shares of common stock reserved for future issuance under its Stock Option Programs.

Deferred Compensation

In connection with the issuance of stock options during 1998, the Company recorded deferred compensation in the aggregate amount of $755,000, representing the difference between the deemed fair value of the Company's common stock and the exercise price of the stock options at the date of grant. The Company amortized the deferred compensation expense over the shorter of the period in which the employee provided services or the applicable vesting period, which was typically 48 months. For the years ended December 31, 2002 and December 31, 2001, amortization expense was $31,000 and $184,000, respectively. Deferred compensation is decreased in the period of forfeiture arising from the early termination of an option holder's services. As of December 31, 2002, the deferred compensation balance was fully amortized.

7. Income Taxes:

The provision for income taxes attributable to continuing operations is based upon income (loss) before income taxes from continuing operations as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Domestic	$2,490	$18,995	$ 7,957
Foreign	7	(781)	(1,659)
	$2,497	$18,214	$ 6,298

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Federal:			
Current	$220	$ —	$ 34
Deferred	—	—	—
Total federal provision	220	—	34
State:			
Current	47	439	111
Deferred	—	—	—
Total state provision	47	439	111
Foreign:			
Current	333	1,018	107
Deferred	—	—	—
Total foreign provision	333	1,018	107
Total provision for income taxes	$600	$1,457	$252

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Federal tax at statutory rate of 35%	$ 874	$ 6,375	$ 2,205
State taxes, net of federal benefit	11	286	72
U.S.-Foreign rate differential	(55)	976	681
Change in Valuation Allowance	(278)	(6,784)	(2,936)
Other non-deductible permanent differences	48	290	224
Others	—	314	6
Total provision for income taxes	$ 600	$ 1,457	$ 252

The components of the net deferred income tax asset are as follows (in thousands):

	December 31, 2003	December 31, 2002
Net operating loss carry forwards	$ 29,445	$ 32,856
Foreign net operating loss carry forwards	2,149	3,106
Tax credit carry forwards	9,179	8,534
Capitalized research and development costs	319	711
Reserves and other cumulative temporary differences	6,717	2,832
Gross deferred income tax assets	47,809	48,039
Valuation allowance	(47,809)	(48,039)
Net deferred income tax assets	$ —	$ —

As of December 31, 2003, the Company had net operating loss carryforwards of $83.5 million for Federal income tax reporting purposes and $8.7 million for State income tax reporting purposes, which expire at various dates through 2021. In addition, as of December 31, 2003, the Company had approximately $6.0 million and $4.5 million of tax credit carry forwards for increased research expenditures for Federal and California purposes, respectively. The Federal research tax credits will expire at various dates through 2022 and the state tax credit can be carried over indefinitely.

As of December 31, 2003, part of our valuation allowance on deferred tax assets pertains to certain tax credits and net operating loss carry forwards resulting from the exercise of certain employee stock options. The valuation allowance will be reduced in the period in which we realize the benefit from the utilization of these credits and losses to reduce our income taxes payable on our income tax return. When realized, the tax benefit of these credits and losses will be accounted for as a credit to stockholders' equity rather than as a reduction of income tax expense. In addition, the Internal Revenue Code of 1986, as amended, contains provisions that limit the net operating loss and credit carryforwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interests. The Company has performed an analysis of the ownership changes and has reported the net operating loss and credit carryforwards considering such limitations.

As of December 31, 2003 and 2002, a valuation allowance has been recorded for the entire gross deferred tax asset as a result of uncertainties regarding the realization of the asset balance. The valuation allowance was decreased by $230,000 in 2003 and increased by $1.6 million in 2002. As of December 31, 2003 and 2002, the Company had no significant deferred tax liabilities.

8. Warranty Reserves:

When evaluating the reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical return rates, historical costs of repair, and knowledge of new products introduced. Estimated reserves for warranty costs are recorded at the time of shipment. The reserve for warranty costs was $205,000 as of December 31, 2003 and $229,000 as of December 31, 2002.

9. Related Parties:

In June 2000, the Company entered into a stock purchase agreement with Enel S.p.A., an Italian utility company ("Enel"). At the same time, the Company also entered into a research and development agreement with an affiliate of Enel. Under the terms of the R&D agreement, the Company will cooperate with Enel to integrate LonWorks technology into Enel's remote metering management project in Italy. For the years ended December 31, 2003, 2002, and 2001, the Company recognized revenue of approximately $75.8 million, $81.6 million, and $31.0 million, respectively, related to products and services sold to Enel and its contract manufacturers. As of December 31, 2003 and 2002, approximately $15.3 million and $17.2 million, respectively, of these revenues were included in accounts receivable.

10. Segment Disclosure:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing business performance. The Company's chief operating decision-making group is the Executive Staff, which is comprised of the Chief Executive Officer, the Chief Operating Officer, and their direct reports.

The Company operates in one principal industry segment: the design, manufacture and sale of products for the controls network industry, and markets its products primarily to the building automation, industrial automation, transportation, and utility/home automation markets. The Company's products are marketed under the LonWorks® brand name, which provides the infrastructure, and support required to implement and deploy open, interoperable, control network solutions. All of the Company's products either incorporate or operate with the Neuron® Chip and/or the LonWorks protocol. The Company also provides services to customers which consist of technical support and training courses covering its LonWorks network technology and products. The Company offers about 90 products and services that together constitute the LonWorks system. Any given customer purchases a small subset of such products and services that are appropriate for that customer's application.

The Company manages its business primarily on a geographic basis. The Company's geographic areas are comprised of the Americas, Europe, Middle East and Africa ("EMEA") and Asia Pacific/ Japan ("APJ"). Each geographic area provides products and services as further described in Note 1. The Company evaluates the performance of its geographic areas based on profit or loss from operations. Profit or loss for each geographic area includes sales and marketing expenses and other charges directly attributable to the area and excludes certain expenses that are managed outside the geographic area. Costs excluded from area profit or loss primarily consist of unallocated corporate expenses, comprised of product development costs, corporate marketing costs and other general and administrative expenses, which are separately managed. The Company has no long-lived assets, other than property and equipment and loans to certain key employees. Long-lived assets are attributed to geographic areas based on the country where the assets are located. Long-lived assets of about $37.2 million were domiciled in the United States as of December 31, 2003, and long-lived assets of about $29.7 million were domiciled in the United States as of December 31, 2002. Long-lived assets for all other locations are not material to the consolidated financial statements. Assets and the related depreciation and amortization are not being reported by geography because the information is not reviewed by the Executive Staff to make decisions about resources to be allocated to the geographic areas based on their performance.

In North America, the Company sells its products through a direct sales organization. Outside North America, direct sales, applications engineering and customer support are conducted through the Company's operations in EMEA and APJ. Revenues are attributed to geographic areas based on the country where the customer is domiciled.

Summary information by geography for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Revenues from customers:			
Americas	$ 16,008	$ 14,470	$ 16,767
EMEA	87,088	62,682	42,608
APJ	15,057	45,682	17,206
Unallocated	—	—	8
Total	$118,153	$122,834	$ 76,589
Gross profit:			
Americas	$ 10,024	$ 8,484	$ 10,693
EMEA	48,241	32,406	19,349
APJ	7,830	22,005	9,350
Unallocated	—	—	8
Total	$ 66,096	$ 62,895	$ 39,400
Income (loss) from operations:			
Americas	$ 6,277	$ 4,952	$ 6,976
EMEA	44,415	28,984	16,128
APJ	4,466	18,360	5,613
Unallocated	(54,880)	(37,859)	(29,074)
Total	$ 278	$ 14,437	$ (357)

Products sold to Enel and its contract manufacturers accounted for 64.2% of total revenues for the year ended December 31, 2003, 66.4% of total revenues for the year ended December 31, 2002, and 40.5% for the year ended December 31, 2001. In addition, EBV, the sole independent distributor of the Company's products in Europe since December 1997, accounted for 10.2% of total revenues for 2003, 9.2% of total revenues for 2002, and 16.9% of total revenues for 2001.

11. Selected Quarterly Financial Data (Unaudited):

The following tables set forth certain consolidated statement of operations data for each of the quarters in 2003 and 2002, as well as the percentage of our net revenues represented by each item. This information has been derived from our quarterly unaudited consolidated financial statements. The quarterly unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included in this report and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited consolidated financial statements and notes appearing elsewhere in this report. The operating results for any quarter do not necessarily indicate the results for any subsequent period or for the entire fiscal year.

	Quarter Ended							
	Q403	Q303	Q203	Q103	Q402	Q302	Q202	Q102
	(in thousands, except per share data)							
Consolidated Statement of Operations Data:								
Net revenues:								
Product	$23,334	$30,447	$30,979	$32,393	$30,295	$33,073	$30,860	$27,226
Service	193	285	277	245	286	277	458	359
Total net revenues	23,527	30,732	31,256	32,638	30,581	33,350	31,318	27,585
Cost of revenues:								
Cost of product	9,786	10,179	14,034	15,408	14,483	15,630	14,111	12,835
Cost of service	711	597	656	686	730	699	780	671
Total cost of revenues	10,497	10,776	14,690	16,094	15,213	16,329	14,891	13,506
Gross profit	13,030	19,956	16,566	16,544	15,368	17,021	16,427	14,079
Operating expenses:								
Product development	7,079	6,753	16,186	5,095	5,055	5,405	5,376	5,620
Sales and marketing	4,632	4,662	4,633	4,670	4,358	4,354	4,293	4,286
General and administrative	2,954	3,093	3,125	2,936	2,839	2,394	2,226	2,252
Total operating expenses	14,665	14,508	23,944	12,701	12,252	12,153	11,895	12,158
Income/(loss) from operations	(1,635)	5,448	(7,378)	3,843	3,116	4,868	4,532	1,921
Interest and other income, net	399	537	542	741	844	922	1,011	1,000
Income before provision for income taxes	(1,236)	5,985	(6,836)	4,584	3,960	5,790	5,543	2,921
Provision for income taxes	(716)	1,496	(547)	367	317	463	443	234
Net income	($ 520)	$ 4,489	($ 6,289)	$ 4,217	$ 3,643	$ 5,327	$ 5,100	$ 2,687
Income per share:								
Basic	($ 0.01)	$ 0.11	($ 0.16)	$ 0.11	$ 0.09	$ 0.13	$ 0.13	$ 0.07
Diluted	($ 0.01)	$ 0.11	($ 0.16)	$ 0.10	$ 0.09	$ 0.13	$ 0.12	$ 0.07
Shares used in per share calculation:								
Basic	40,337	40,186	39,954	39,788	39,685	39,658	39,443	39,029
Diluted	40,337	41,305	39,954	40,396	40,557	40,619	40,818	41,085

ECHELON CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

ALLOWANCE FOR DOUBTFUL ACCOUNTS, CUSTOMER RETURNS, AND SALES CREDITS

Description	Beginning Balance	Charged to Revenues and Expenses	Deductions	Ending Balance
Year ended December 31, 2001	$1,895	172	—	$2,067
Year ended December 31, 2002	$2,067	569	—	$2,636
Year ended December 31, 2003	$2,636	(752)	—	$1,884

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECHELON CORPORATION

By: /s/ OLIVER R. STANFIELD

Oliver R. Stanfield
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. Kenneth Oshman and Oliver R. Stanfield his true and lawful attorney-in-fact and agent, with full power of substitution and, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED:

Signatures	Title	Date
/s/ M. KENNETH OSHMAN M. Kenneth Oshman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 12, 2004
/s/ OLIVER R. STANFIELD Oliver R. Stanfield	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 12, 2004
/s/ ARMAS CLIFFORD MARKKULA, JR. Armas Clifford Markkula, Jr.	Vice Chairman	March 4, 2004
/s/ ROBERT J. FINOCCHIO, JR. Robert J. Finocchio, Jr.	Director	March 10, 2004
/s/ MICHAEL E. LEHMAN Michael E. Lehman	Director	March 9, 2004
/s/ ROBERT R. MAXFIELD Robert R. Maxfield	Director	March 4, 2004
/s/ RICHARD M. MOLEY Richard M. Moley	Director	March 11, 2004
/s/ ARTHUR ROCK Arthur Rock	Director	March 4, 2004
/s/ LARRY W. SONSINI Larry W. Sonsini	Director	March 11, 2004

EXHIBIT INDEX

Exhibit No.	Description of Document
3.2*	Amended and Restated Certificate of Incorporation of Registrant.
3.3	Amended and Restated Bylaws of Registrant.
4.1*	Form of Registrant's Common Stock Certificate.
4.2*	Second Amended and Restated Modification Agreement dated May 15, 1997.
10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2*†	1997 Stock Plan and forms of related agreements.
10.3*†	1988 Stock Option Plan and forms of related agreements.
10.4*	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).
10.5*	Form of International Distributor Agreement.
10.6*	Form of OEM License Agreement.
10.7*	Form of Software License Agreement.
10.8*	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.
10.9*†	1998 Director Option Plan.
21.1*	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
24.1	Power of Attorney (see signature page).
31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed.

† Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

ECHELON®

550 Meridian Avenue. San Jose. California 95126 Telephone: 408.938.5200 Fax: 408.790.3800 Web: www.echelon.com